As filed with the Securities and Exchange Commission on April 30, 2019

1933 Act File No. 333-209932

1940 Act File No. 811-23144

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 5	☒
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 8	☒

NexPoint Healthcare Opportunities Fund

(Exact Name of Registrant as Specified in the Declaration of Trust)

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Address of Principal Executive Offices)

(972) 628-4100

(Registrant’s Telephone Number, including area code)

Agent for Service

Lauren Thedford, Esq.

NexPoint Healthcare Opportunities Fund

300 Crescent Court, Suite 700

Dallas, Texas 75201

(972) 628-4100

Copies of Information to:

Jon-Luc Dupuy, Esq.

K&L Gates LLP

State Street Financial Center, 1 Lincoln Street

Boston, Massachusetts 02111

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to section 8(c), or as follows:

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act of 1940, as amended, and is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)
☒	on April 30, 2019 pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is                     .

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

This Registration Statement carries forward the 4,712,535 common Shares of beneficial interest, without par value, of the Registrant that were previously registered and for which $12,450.00 of registration fees were paid.

NexPoint Healthcare Opportunities Fund

Maximum Offering of 4,712,535 Class A, Class C, Class H, Class L and Class Z Shares Shares of Beneficial Interest

The Fund. NexPoint Healthcare Opportunities Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that operates as an interval fund.

This Prospectus provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a Statement of Additional Information (“SAI”) dated April 30, 2019, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at NexPoint Healthcare Opportunities Fund, c/o DST Systems, Inc., P.O. Box 219424, Kansas City, Missouri 64121-9424, or by calling toll-free (844) 485-9167. You may request the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling (844) 485-9167 or by visiting www.NexPointFunds.com. The SAI, which is incorporated by reference into (legally made a part of) this Prospectus, is also available on the SEC’s website at www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to seek total return consisting of current income and longer-term capital appreciation. There can be no assurance that the Fund will achieve this objective.

Investment Strategy. The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its total assets (defined as net assets plus the amount of any borrowing for investment purposes) in the securities of U.S. and non-U.S. companies engaged in the healthcare industry (“Healthcare Companies”). Healthcare Companies are considered by NexPoint Advisors, L.P. (“NexPoint” or the “Adviser”) to include companies in one or more of the following sub-sectors: pharmaceuticals, biotechnology, managed care, life science and tools, healthcare technology, healthcare services, healthcare supplies, healthcare facilities, healthcare equipment, healthcare distributors, health and wellness, cosmetics and skin care and Healthcare REITs (as defined below).

Securities Offered. The Fund engages in a continuous offering of five classes of shares of beneficial interest of the Fund: Class A shares, Class C shares, Class H shares, Class L shares and Class Z shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, NexPoint Securities, Inc. (formerly Highland Capital Funds Distributor, Inc.,) (the “Distributor”), under the terms of this Prospectus, up to 4,712,535 shares of beneficial interest, at the net asset value (“NAV”) per share plus the applicable sales load. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. See “Fees and Fund Expenses” and “Plan of Distribution”. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to sell the shares. Assets that cannot be invested in securities of Healthcare Companies as described in the section of this Prospectus entitled, “Investment Objective, Policies and Strategies—Investment Strategy” will be invested in cash or cash equivalents. The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) until the date the Fund has sold 4,712,535 shares, or such shorter date as the Fund’s Board of Trustees (the “Board”) may determine.

Use of Leverage. Based on current market conditions, the Fund does not presently intend within the next 12 months as of the date of this Prospectus to issue preferred stock or borrow funds for investment purposes, but may do so if the Fund’s Board of Trustees determines it is in the best interest of common shareholders. The Fund is permitted to use leverage up to 33.33% of the Fund’s total assets. The Fund may issue preferred shares, borrow money and issue debt securities (collectively, “traditional leverage”). In addition, the Fund may enter into reverse repurchase agreements, swaps, futures, forward contracts, securities lending, short sales, and other derivative transactions, that have similar effects as leverage (collectively, “effective leverage”). The Fund may also invest in real estate investment trusts (“REITs”) that derive their income from the ownership, leasing, or financing of properties in the healthcare sector (“Healthcare REITs”), which may incur higher levels of leverage.

Accordingly, the Fund, through these investments, may be exposed to higher levels of leverage than the Fund is permitted to, including a greater risk of loss with respect to such investments as a result of higher leverage employed by such entities.

Non-Traded Healthcare REITs. The Fund may invest in publicly registered non-traded Healthcare REITs, which are illiquid and are not subject to the protections of the Investment Company Act of 1940, as amended (the “1940 Act”). Some or all of these funds may be managed by the Adviser or an affiliate.

The Fund has a limited operating history, and its shares have no history of public trading. In addition, investors should understand that:

•	the Fund does not currently intend to list its shares on any securities exchange;

•	there is no secondary market for the Fund’s shares, and the Fund does not expect that such a market will develop at this time; and

•	your investment in the Fund will be illiquid.

Before investing, you should therefore consider the following factors:

•	You may not have access to the money you invest for an extended period of time.

•	You may not be able to sell your shares at the time of your choosing regardless of how the Fund performs.

•	Because you may not be able to sell your shares at the time of your choosing, you may not be able to reduce your exposure in a market downturn.

•	An investment in the Fund may not be suitable for investors who may need the money they invested in a specified timeframe.

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•

The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors. All or a portion of a distribution may consist of a return of capital. Because a return of capital may reduce a shareholder’s tax basis, it will increase the amount of gain or decrease the amount of loss on a subsequent disposition of the shareholder’s shares.

The Fund has implemented a share repurchase program, but it is only required to repurchase up to 5% of its outstanding shares per quarter. In the event a repurchase offer is oversubscribed, the Fund may not repurchase all of the shares tendered, but will repurchase shares tendered on a pro rata basis. No assurance can be given that the Fund will repurchase all of a shareholder’s tendered shares over any period. The Fund intends to begin repurchasing shares in the first quarter in which outside investors hold the Fund. In addition, the Fund may in the future determine to list its shares on a public securities exchange, but even if an active secondary market in the Fund’s shares were to develop as a result, closed-end fund shares frequently trade at a discount from their NAV. Investing in the Fund involves a considerable degree of risk. See “Risk Factors”.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Class A Shares	Class C Shares	Class H Shares	Class L Shares	Class Z Shares
Public Offering Price Per Share	$18.46	$17.35	$17.35	$18.09	$17.35
Maximum Sales Load as a Percentage of Purchase Amount[1,2]	5.75%	None	None	4.25%	None
Proceeds to the Fund[3,4],5	$17.46	$17.35	$17.35	$17.35	$17.35

(1)

For Class A shares, “maximum sales load” includes (i) broker commissions of 5.00% of the Fund’s public offering price per Class A share and (ii) distributor fees of 0.75% of the Fund’s public offering price per Class A share. For Class L shares, “maximum sales load” includes (i) broker commissions of 3.50% of the Fund’s public offering price per Class L share and (ii) distributor fees of 0.75% of the Fund’s public offering price per Class L share. The table above does not include distribution fees paid on Class C, Class H and Class L shares that will accrue at annual rates equal to 0.75%, 0.35% and 0.25%, respectively, of the Fund’s average daily net assets attributable to Class C and Class L shares and are payable on a quarterly basis. Shareholders do not pay a sales load in connection with the purchase of Class H shares; however, the Adviser will pay to a shareholder’s broker dealer representative an upfront commission of up to 5.00% on behalf of such Class H shareholder. Additionally, the Adviser may pay an additional dealer reallowance of up to 1.00% to such broker dealer’s home office.

(2)

The Adviser and/or its affiliates, in their discretion and from their own resources (which may include the Adviser’s legitimate profits from the management fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares. There is no limit on the amount of additional compensation paid by the Adviser or its affiliates, subject to the limitations imposed by FINRA. In addition, the Fund, the Adviser and/or their respective affiliates may pay a servicing fee to the Distributor and to other selected broker-dealers and other financial industry professionals for providing ongoing services in respect of holders of Class A, Class C and Class L shares with whom they have distributed shares of the Fund. The Fund’s (and, indirectly, Class A, Class C and Class L holders’) share of such servicing fees will not exceed an annual rate of 0.25% of the Fund’s average daily net asset value attributable to Class A, Class C and Class L shares, respectively. See “Plan of Distribution.”

(3)

The table above does not include the distribution fee paid on Class H shares that would accrue at an annual rate equal to 0.35% of the Fund’s average daily net assets attributable to Class H shares, which is payable on a quarterly basis and will reduce the Class H NAV per share.

(4)

Assumes all shares currently registered are sold in the continuous offering. The Fund will also bear certain ongoing offering costs associated with the Fund’s continuous offering of shares. The Fund estimates that it will incur in connection with this offering approximately $75,000, or $0.01 per Class A share, of offering and other expenses. The net proceeds to the Fund after payment of the maximum sales load and the estimated offering expenses of $75,000 will be approximately $94.2 million, or $19.98 per Class A share, assuming the Fund raises $100,000,000 in this offering. See “Fund Expenses.” Offering costs incurred by the Fund will immediately reduce the Fund’s NAV and the value of the shares that you purchase in this offering. The Adviser has agreed to pay or reimburse the Fund for organizational and offering expenses incurred in connection with the Fund’s commencement of operations and initial offering of shares, and will not seek to recoup such fees.

(5)	As of March 29, 2019

NexPoint Securities, Inc.

The date of this Prospectus is April 30, 2019.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the Trust. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information, especially the information set forth under the heading “Risk Factors.”

The Fund

NexPoint Healthcare Opportunities Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that operates as an interval fund. See “The Fund.” As an interval fund, the Fund will offer to make repurchases of no less than 5% of its outstanding shares at net asset value (“NAV”), on a quarterly basis, unless such offer is suspended or postponed in accordance with regulatory requirements. See “Quarterly Repurchases of Shares.”

Investment Objective and Policies

Investment Objective. The Fund’s investment objective is to seek total return consisting of current income and longer-term capital appreciation. There can be no assurance that the Fund will achieve this objective. The Fund’s investment objective is non-fundamental and may be changed by the Board of Trustees (the “Board”) without shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change in this investment objective.

Investment Strategy. The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its total assets (defined as net assets plus the amount of any borrowing for investment purposes) (the “80% Policy”) in the securities of U.S. and non-U.S. companies engaged in the healthcare industry (“Healthcare Companies”).

A company will be deemed to be a Healthcare Company if, at the time the Fund makes an investment in a company, 50% or more of such company’s sales, earnings or assets arise from or are dedicated to healthcare products or services or medical technology activities. Healthcare Companies are considered by the Adviser to include companies in one or more of the following sub-sectors: pharmaceuticals, biotechnology, managed care, life science and tools, healthcare technology, healthcare services, healthcare supplies, healthcare facilities, healthcare equipment, healthcare distributors, health and wellness, cosmetics and skin and Healthcare REITs. Additionally, we consider the term Healthcare Company to include companies that are materially impacted by the healthcare industry, such as a contractor that primarily derives its revenue or profit from the construction of hospitals. NexPoint Advisors, L.P., which serves as Adviser to the Fund (the “Adviser” or “NexPoint”), determines in its discretion whether a company is a Healthcare Company.

The Fund may invest in equity and debt securities. Equity securities include common stock, preferred stock, convertible securities, and warrants or other rights to acquire common or preferred stock. Debt securities include corporate debt obligations and debt securities that are rated non-investment grade (i.e., rated Ba or lower by Moody’s Investors Service, Inc. (“Moody’s”), BB+ or lower by Standard & Poor’s Ratings Group (“S&P”), or BB by Fitch, Inc. (“Fitch”) or comparably rated by another nationally recognized statistical rating organization (“NRSRO”), or, if unrated, determined by the Adviser to be of comparable credit quality). The Fund’s investments in non-investment grade investments and those deemed to be of similar quality are considered speculative with respect to the issuer’s capacity to pay interest and repay principal and are commonly referred to as “junk” or “high yield” securities. See “Risk Factors — Non-Investment Grade Securities Risk.”

Although the Fund intends to invest primarily in equity and debt securities of Healthcare Companies, the Fund may also invest, for purposes of the 80% Policy, in exchange-traded funds (“ETFs”) and derivative instruments, including options, futures, options on futures, forwards, swaps, options on swaps and other derivatives for hedging purposes or speculative purposes.

In addition, the Fund may invest up to 30% of its total assets, as measured at the time of investment, in securities of non-U.S. issuers, which may include, without limitation, issuers domiciled in Canada, Western Europe, Japan and emerging markets. Such securities may be denominated in U.S. dollars, non-U.S. currencies or multinational currency units. The Fund may buy and sell currencies for the purpose of settlement of transactions in foreign securities.

The Fund may also invest up to 30% of its total assets, as measured at the time of investment, in restricted securities, including private investments in public equity (“PIPEs”). Further, the Fund may invest up to 25% of its total assets, as measured at the time of investment, in real estate investment trusts (“REITs”) that derive their income from the ownership, leasing, or financing of properties in the healthcare sector (“Healthcare REITs”).

The Fund may also from time-to-time lend its portfolio securities in accordance with existing Securities and Exchange Commission (“SEC”) guidance.

For more information on the Fund’s investment strategy, see the section of this Prospectus entitled “Investment Objective, Policies and Strategies – Investment Strategy.” The Fund may not be able to achieve its investment objective. For a discussion of the risks associated with an investment in the Fund, see “Risk Factors.”

Investment Philosophy. The Adviser manages the Fund with a healthcare focus, using its financial, scientific and policy experience in order to evaluate business fundamentals and operating results. The Adviser’s unique skill set and long tenure evaluating Healthcare Companies has provided it with the experience to identify investment opportunities across the capital structure in companies at all stages of development. The Adviser intends to invest the Fund’s assets across the full capital structure of healthcare securities. A company’s capital structure refers to the way it finances its business and can include some combination of equity securities, debt securities or hybrid securities, such as convertible securities. The Adviser pursues its investment objective through the use of multiple sources of potential income, by varying the Fund’s exposure across the healthcare industry, and by seeking to gain access to special opportunities, such as but not limited to PIPEs, initial public offerings (“IPOs”), secondary offerings and convertible securities.

Leverage. Based on current market conditions, the Fund does not presently intend within the next 12 months as of the date of this Prospectus to issue preferred stock or borrow funds for investment purposes, but may do so if the Fund’s Board determines it is in the best interest of common shareholders. The Fund is permitted to use leverage up to 33.33% of the Fund’s total assets, as permitted by the 1940 Act. There can be no assurance that any leveraging strategy the Fund employs will be successful during any period in which it is employed. The Fund may also invest in Healthcare REITs, which may incur higher levels of leverage. Accordingly, the Fund, through these investments, may be exposed to higher levels of leverage than the Fund is permitted to, including a greater risk of loss with respect to such investments as a result of higher leverage employed by such entities. See “Investment Objective, Policies and Strategies.”

The Fund may issue preferred shares, borrow money and issue debt securities (collectively, “traditional leverage”). The Fund is permitted to obtain traditional leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (i.e., a credit facility), margin facilities or notes issued by the Fund and the leverage attributable to similar transactions entered into by the Fund. Although it has no current intention to do so, the Fund may also issue preferred shares of beneficial interest in an aggregate amount of up to 33.33% of the Fund’s total assets immediately after such issuance. If the Fund uses traditional leverage, the amount of fees paid to the Adviser for its services will be higher than if the Fund does not use traditional leverage, because the fees paid are calculated based on total assets, which includes assets purchased with leverage. Therefore, the Adviser has a financial incentive to use traditional leverage, which creates a conflict of interest between the Adviser and common shareholders, as only the common shareholders would bear the fees and expenses incurred through the Fund’s use of traditional leverage, including the issuance of Preferred Shares, if any. The Fund’s willingness to use traditional leverage, and the extent to which traditional leverage is used at any time, will depend on many factors. See “Fund Expenses.”

In addition, the Fund may enter into reverse repurchase agreements, swaps, futures, forward contracts, securities lending, short sales, and other derivative transactions, that have similar effects as leverage (collectively, “effective leverage”). To the extent the Fund uses effective leverage, such transactions will be included in calculating the aggregate amount of leverage for purposes of the Fund’s 33.33% leverage limitation, provided that effective leverage incurred through the use of covered positions will not be counted toward the Fund’s 33.33% leverage limitation. The Fund may obtain effective leverage through the use of forward foreign currency exchange contracts, futures contracts, call and put options (including options on futures contracts, swaps, bonds, stocks and indexes), swaps (including credit default, index, basis, total return, volatility and currency swaps), forward contracts, loans of portfolio securities, short sales, when-issued, delayed delivery or forward commitment transactions and other derivative instruments. In addition, the Fund may invest in the securities of companies whose capital structures are highly leveraged. The Fund may use effective leverage opportunistically, though not at all times, and may choose to increase or decrease its effective leverage, or use different types or combinations of leveraging instruments, based on the Adviser’s assessment of market conditions, the investment environment and the costs that the Fund would incur as a result of such effective leverage. There is no assurance that the Fund will utilize any form or combination of effective leverage. To the extent the Fund uses effective leverage, such transactions (with the exception of the use of covered positions) will be included in calculating the aggregate amount of leverage for purposes of the Fund’s 33.33% leverage limitation set forth above.

Policies. The Fund’s 80% Policy with respect to investments in Healthcare Companies is not fundamental and may be changed by the Board without shareholder approval. However, shareholders will be given at least 60 days’ prior notice of any change in the 80% Policy. Prior to investing in a Healthcare REIT, the Adviser will review the Healthcare REIT’s prospectus or offering memorandum, financial statements, and any available third party research, and may also meet with the Healthcare REIT’s management team in order to determine whether it has a healthcare focus consistent with the Fund’s investment objective and strategies. Following the Fund’s investment in a Healthcare REIT, the Adviser will continue to monitor the Healthcare REIT on an ongoing basis, reviewing all relevant information as it becomes available. If at any point the Adviser has reason to believe that the Healthcare REIT’s investment strategy has changed, or that its underlying asset mix has changed in a way that no longer meets the Fund’s investment object and strategies, the Adviser will promptly reclassify the investment for purposes of testing the Fund’s compliance with its 80% Policy.

The Fund concentrates investments in Healthcare Companies, meaning that, under normal circumstances, it invests 25% or more of its total assets in securities of healthcare-related companies. This policy is fundamental and may not be changed by the Board without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

Investment Adviser and Fees

NexPoint Advisors, L.P., which serves as Adviser to the Fund, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and is an affiliate of Highland Capital Management, L.P. (“Highland”). The Adviser will have access to Highland and its resources through a shared services agreement (the “Shared Services Agreement”). The Adviser also externally manages NexPoint Strategic Opportunities Fund (“NHF”), a registered closed-end fund whose shares trade on the New York Stock Exchange (“NYSE”); NexPoint Capital, Inc., a non-traded business development company (a “BDC”), NexPoint Real Estate Strategies Fund (“NRESF”), a registered closed-end fund that operates as an interval fund, and the following registered closed-end funds that intend to operate as interval funds but have not yet commenced operations: NexPoint Latin American Opportunities Fund (“NLAF”), NexPoint Discount Strategies Fund (“NDSF”), NexPoint Energy and Materials Opportunities Fund (“NEMO”), NexPoint Strategic Income Fund (“NSIF”) and NexPoint Event-Driven Fund (“NEDF”). Highland Capital Management Fund Advisors, L.P., an affiliate of the Adviser, manages Highland Floating Rate Opportunities Fund (“HFRO”) and Highland Global Allocation Fund (“HGLB”), registered closed-end funds whose shares trade on the NYSE.

The Adviser’s senior management team has experience across private lending, private equity, real estate investing and other investment strategies. Collectively, the Adviser and its affiliates manage approximately $10.0 billion in assets as of January 31, 2019, including approximately $1.28 billion in healthcare-related investments.

Pursuant to an investment advisory agreement with the Fund (the “Investment Advisory Agreement”), the Adviser will be entitled to receive a monthly management fee at the annual rate of 1.25% of the Fund’s Daily Gross Assets. “Daily Gross Assets” is the amount equal to total assets, less any liabilities, but excluding liabilities evidencing leverage.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay, absorb or reimburse the ordinary operating expenses of the Fund (including organizational and offering expenses, but excluding: (i) distribution and shareholder servicing fees, interest, taxes, dividend expenses on short sales, brokerage commissions and other transaction costs, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Fund’s investments; (iv) expenses payable by the Fund under any Administration or Sub-Administration Agreement; and (v) litigation expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business), to the extent that they exceed 1.75% per annum of the Fund’s average Daily Gross Assets (the “Expense Limitation”). If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio would be higher and could exceed the Expense Limitation. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund prior to the commencement of the offering of Fund shares) to the extent that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which such fees are foregone or expenses are incurred by the Adviser; and (2) such recoupment does not cause the Fund’s ordinary operating expenses plus recoupment to exceed the Expense Limitation in effect at the time the expenses were paid or waived or any expense limitation in effect at the time of recoupment. The Expense Limitation Agreement will remain in effect at least until one year after the date of the prospectus, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Board. After the expiration of the Expense Limitation Agreement, the agreement may be renewed at the discretion of the Adviser and the Board. See “Management of the Fund.”

The Fund may invest in Healthcare REITs not managed by an affiliate of the Adviser (including externally managed traded and non-traded Healthcare REITs, etc.), in which case two layers of fees may be paid by the Fund. To the extent that securities of Healthcare Companies managed by the Adviser or an affiliate are acquired on a primary basis and fees are paid to the Adviser by Healthcare Companies, an equal amount of fees will be rebated back to the Fund by the Adviser to the extent permitted by law. However, to the extent the Fund acquires securities of Healthcare Companies managed by the Adviser or an affiliate in the secondary market, fees will not be rebated back to the Fund.

Transfer Agent and Fund Administrator

DST Systems, Inc. (“DST”) serves as the transfer agent of the Fund. The Adviser serves as the Fund’s Administrator. SEI Global Funds Services (“SEI”) serves as the Fund’s Sub-Administrator. See “Management of the Fund.”

Distribution Fees

Class C shares, Class H shares and Class L shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75%, 0.35% and 0.25%, respectively, of the Fund’s average daily net assets attributable to Class C shares, Class H shares and Class L shares, and is payable on a quarterly basis. Class A and Class Z shares are not subject to a Distribution Fee. See “Plan of Distribution.”

Shareholder Servicing Fee

The Fund (and, indirectly, Class A, Class C and Class L shareholders) will pay a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of Class A, Class C and Class L shares, respectively. The Fund will not pay a monthly shareholder servicing fee in connection with Class H shares.

Closed-End Fund Structure

Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund operates as an interval fund, meaning that the Fund provides limited liquidity to shareholders by offering to repurchase a limited amount of shares (at least 5%) on a quarterly basis, which is discussed in more detail below. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. The Fund is subject to continuous asset in-flows, although not subject to continuous out-flows. The Board may, in the future, seek shareholder approval to list the Fund’s shares on a national securities exchange depending on market conditions and other factors.

Share Classes

The Fund offers five different classes of shares: Class A, Class C, Class H, Class L and Class Z. The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Fees and Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you may lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. The Fund intends to begin repurchasing shares in the first quarter in which outside investors hold the Fund. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer because shareholders, in total, may wish to sell more than 5% of the Fund’s shares. If the amount of repurchase requests exceeds the number of shares the Fund offers to repurchase, the Fund will repurchase shares on a pro rata basis. Limited liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. The Fund will maintain liquid securities or cash or, if available, will borrow in amounts sufficient to meet quarterly redemption requirements. See “Quarterly Repurchases of Shares.”

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Consequently, you can lose money by investing in the Fund. No assurance can be given that the Fund will achieve its investment objective, and investment results may vary substantially over time and from period to period. An investment in the Fund is not appropriate for all investors.

An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

Structural Risks:

Substantial Conflicts of Interest. As a result of the Fund’s arrangements with Highland, there may be times when Highland, the Adviser or their affiliates have interests that differ from those of the Fund’s shareholders, giving rise to a conflict of interest. Highland and the Adviser are under common ownership, and the Fund’s officers serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund does, or of investment funds managed by the Adviser or its affiliates. Similarly, the Adviser or its affiliates may have other clients with similar, different or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of the Fund or its shareholders. For example, the Fund’s officers have, and will continue to have, management responsibilities for other investment funds, accounts or other investment vehicles managed or sponsored by the Adviser and its affiliates. The Fund’s investment objective may overlap, in part or in whole, with the investment objective of such affiliated investment funds, accounts or other investment vehicles. As a result, those individuals may face conflicts in the allocation of investment opportunities among the Fund and other investment funds or accounts advised by or affiliated with the Adviser. The Adviser will seek to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. However, the Fund can offer no assurance that such opportunities will be allocated to it fairly or equitably in the short-term or over time.

Closed-End Fund Risk. The Fund is a closed-end fund. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds may list their shares for trading on a securities exchange and do not redeem their shares at the option of the shareholder. By comparison, mutual funds issue securities redeemable at net asset value at the option of the shareholder and typically engage in a continuous offering of their shares. Mutual funds are subject to continuous asset in-flows and out-flows that can complicate portfolio management, whereas closed-end funds generally can stay more fully invested in securities consistent with the closed-end fund’s investment objective and policies. In addition, in comparison to open-end funds, closed-end funds have greater flexibility in their ability to make certain types of investments, including investments in illiquid securities.

Leverage Risk. Based on current market conditions, the Fund does not presently intend within the next 12 months as of the date of this Prospectus to issue preferred stock or borrow funds for investment purposes, but may do so if the Fund’s Board determines it is in the best interest of common shareholders. The Fund is permitted to use leverage up to 33.33% of the Fund’s total assets as permitted by the 1940 Act. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and may significantly magnify the Fund’s losses in the event of underperformance of the Healthcare Companies. Interest payments and fees incurred in connection with such borrowings may reduce the amount of distributions available to the Fund’s shareholders. The Fund may also invest in Healthcare REITs, which may incur higher levels of leverage. Accordingly, the Fund, through these investments, may be exposed to higher levels of leverage than the Fund is permitted to, including a greater risk of loss with respect to such investments as a result of higher leverage employed by such entities.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Pending the investment of the net proceeds in accordance with the investment objective and policies, all or a portion of the Fund’s distributions may consist of a return of capital (i.e. from your original investment).

Liquidity Risk. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

Market Risk. An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities of the Healthcare Companies and other securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.

Non-Diversification Risk. Non-diversification risk is the risk that an investment in the Fund could fluctuate in value more than an investment in a diversified fund. As a non-diversified fund for purposes of the 1940 Act, the Fund may invest a larger portion of its assets in the securities of fewer issuers than a diversified fund. The Fund’s investment in fewer issuers may result in the Fund’s shares being more sensitive to the economic results of those issuers. An investment in the Fund could fluctuate in value more than an investment in a diversified fund.

Repurchase Policy Risk. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowings will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing net investment income. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares.

Securities Market Risk. Securities market risk is the risk that the value of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably, due to factors affecting particular companies or the securities markets generally. A general downturn in the securities market may cause multiple asset classes to decline in value simultaneously. Many factors can affect this value and you may lose money by investing in the Fund.

Portfolio Turnover Risk. Portfolio turnover risk is the risk that the Fund’s portfolio turnover will increase the Fund’s transaction costs and may result in increased realization of net short-term capital gains (which are taxable to shareholders as ordinary income when distributed to them), higher taxable distributions and lower after-tax performance.

Concentration Risk. The Fund’s strategy of concentrating its investments in Healthcare companies means that its performance will be closely tied to the performance of a particular market segment. The Fund’s concentration in these companies may present more risks than if it were broadly diversified over numerous industries and sectors of the economy. A downturn in these industries would have a larger impact on the Fund than on a fund that does not concentrate in such industries. At times, the performance of these companies will lag the performance of other industries or the broader market as a whole.

Risks Relating to Fund’s Tax Status. To remain eligible for the special tax treatment accorded to regulated investment companies (“RICs”) and their shareholders under the Internal Revenue Code of 1986, as amended (the “Code”), the Fund must meet certain source of income, asset diversification and annual distribution requirements. If the Fund were to fail to comply with the income, diversification or distribution requirements, all of its taxable income regardless of whether timely distributed to shareholders would be subject to corporate-level tax and all of its distributions from earnings and profits (including from net long-term capital gains) would be taxable to shareholders as ordinary income. In any such event, the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distribution and the amount of its distributions. Any such failure would have a material adverse effect on the Fund and its shareholders.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects that a portion of its investments in loans and other debt obligations will be treated as having “market discount” and/or “original issue discount” for U.S. federal income tax purposes, which, in some cases, could be significant. Because the Fund may be required to recognize income in respect of these investments before or without receiving cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income or excise taxes. Accordingly, the Fund may be required to sell portfolio securities, including at potentially disadvantageous times or prices, raise additional debt or equity capital, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates portfolio securities to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

Investment-Related Risks:

Equity Securities Risk. The Fund may invest in equity securities. Equity risk is the risk that the value or market price of equity securities held by the Fund will fall due to general market or economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, changes in interest rates, and the particular circumstances and performance of particular companies whose securities the Fund holds. The price of an equity security of an issuer may be particularly sensitive to general movements in the stock market, or a drop in the stock market may depress the price of most or all of the equity securities held by the Fund. In addition, equity securities held by the Fund may decline in price if the issuer fails to make anticipated distributions or dividend payments because, among other reasons, the issuer experiences a decline in its financial condition.

Debt Securities Risk. The Fund may invest in debt securities. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced or to fluctuate more than other types of investments. This kind of market risk is generally greater for funds investing in debt securities with longer maturities.

Selection Risk. Different types of equity securities tend to shift into and out of favor with investors, depending on market and economic conditions. The performance of funds that invest in healthcare industry equity securities may at times be better or worse than the performance of funds that focus on other types of securities or that have a broader investment style.

Non-Payment Risk. Debt securities are subject to the risk of non-payment of scheduled interest and/or principal. Nonpayment would result in a reduction of income to the Fund, a reduction in the value of the security experiencing nonpayment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated.

REIT Risk. REITs may be affected by changes in the real estate markets generally as well as changes in the values of the properties owned by the REIT or securing the mortgages owned by the REIT. REITs are dependent upon management skill and are not diversified. REITs are also subject to heavy cash flow dependency, defaults by borrowers, self-liquidation, and the possibility of failing to qualify for special tax treatment under the Code, and to maintain an exemption under the 1940 Act. For example, because a REIT may acquire debt securities of issuers primarily engaged in or related to the real estate industry, it also could conceivably own real estate directly as a result of a default on such securities. Any rental income or income from the disposition of such real estate could adversely affect its ability to retain its tax status, which would have adverse tax consequences on its shareholders. Finally, certain REITs may be self-liquidating at the end of a specified term, and run the risk of liquidating at an economically inopportune time.

Non-Traded REIT Risk. Non-traded REITs are subject to the following risks in addition to those described in “REIT Risk.” Non-Traded REITs are subject to significant commissions, expenses, and organizational and offering costs that reduce the value of an investor’s (including the Fund’s) investment. Non-Traded REITs are not liquid, and investments in Non-Traded REITs may not be accessible for an extended period of time. There is no guarantee of any specific return on the principal amount or the repayment of all or a portion of the principal amount invested in Non-Traded REITs. In addition, there is no guarantee that investors (including the Fund) will receive distributions. Distributions from Non-Traded REITs may be derived from sources other than cash flow from operations, including the proceeds of the offering, from borrowings, or from the sale of assets. Payments of distributions from sources other than cash flow from operations will decrease or diminish an investor’s interest.

ETF Risk. The value of ETFs can be expected to increase and decrease in value in proportion to increases and decreases in the indices that they are designed to track. The volatility of different index tracking stocks can be expected to vary in proportion to the volatility of the particular index they track. ETFs are traded similarly to stocks of individual companies. Although an ETF is designed to provide investment performance corresponding to its index, it may not be able to exactly replicate the performance of its index because of its operating expenses and other factors.

Derivatives Risk. Derivatives risk is a combination of several risks, including the risks that: (1) an investment in a derivative instrument may not correlate well with the performance of the securities or asset class to which the Fund seeks exposure, (2) derivative contracts, including options, may expire worthless and the use of derivatives may result in losses to the Fund, (3) a derivative instrument entailing leverage may result in a loss greater than the principal amount invested, (4) derivatives not traded on an exchange may be subject to credit risk, for example, if the counterparty does not meet its obligations, and (5) derivatives not traded on an exchange may be subject to liquidity risk and the related risk that the instrument is difficult or impossible to value accurately.

As a general matter, when the Fund establishes certain derivative instrument positions, such as certain futures, options and forward contract positions, it will segregate liquid assets (such as cash, U.S. Treasury bonds or commercial paper) equivalent to the Fund’s outstanding obligations under the contract or in connection with the position. In addition, changes in laws or regulations may make the use of derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the use, value or performance of derivatives.

Hedging Risk. Hedging risk is the risk that, although intended to limit or reduce investment risk, hedging strategies may also limit or reduce the potential for profit. There is no assurance that hedging strategies will be successful.

U.S. Federal Income Tax Matters

The Fund intends to elect to be taxed for U.S. federal income tax purposes, and intends to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not have to pay fund-level U.S. federal income taxes on any ordinary income or capital gain that it distributes to its shareholders from its taxable earnings and profits. Even if the Fund qualifies as a RIC, it generally will be subject to U.S. federal corporate income tax on its undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes. To obtain and maintain RIC tax treatment, the Fund must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of its ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. See “U.S. Federal Income Tax Matters.”

Distribution Policy

The Fund’s distribution policy is to make quarterly distributions to shareholders. The Board has the ultimate discretion as to whether such distributions will be in stock or in cash. However, this distribution policy is subject to change and there is no guarantee the target rate will be achieved. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under the Fund’s distribution reinvestment policy. Shareholders who elect not to participate in the Fund’s distribution reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). The Fund’s distributions approved by the Board may be found on the Fund’s website, located at http://nexpointfunds.com. See “Distribution Policy” and “Distribution Reinvestment Policy.”

Custodian

BNY Mellon (“BNY”) serves as the Fund’s custodian. See “Management of the Fund.”

FEES AND FUND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. The information in the table below includes the fees and expenses expected to be incurred during the twelve months following effectiveness of Classes H, L and Z. The Adviser has agreed to pay or reimburse the Fund for organizational and offering expenses incurred in connection with the Fund’s commencement of operations and initial offering of shares, and will not seek to recoup such fees. The Fund will pay offering expenses incurred after commencement of operations.

	Class A Shares	Class C Shares	Class H Shares	Class L Shares	Class Z Shares
Shareholder Transaction Expenses
Maximum Sales Load (as a percent of offering price)[1]	5.75%	None	None	4.25%	None
Maximum Contingent Deferred Sales Charge[2]	1.00%	1.00%	6.00%	None	None
Exchange Fee	None	None	None	None	None
Annual Expenses (as a percentage of net assets attributable to common shares)
Management Fees[3]	1.25%	1.25%	1.25%	1.25%	1.25%
Other Expenses[4]	80.39%	74.54%	75.75%	76.70%	79.20%
Distribution Fee[5]	None	0.75%	0.35%	0.25%	None
Shareholder Servicing Fee[6]	0.25%	0.25%	None	0.25%	None
Acquired Fund Fees and Expenses[7]	None	None	None	None	None

Total Annual Expenses	81.98%	76.79%	77.35%	78.45%	80.45%
Fee Waiver[8]	76.06%	70.41%	71.20%	72.20%	74.32%

Total Annual Expenses (after fee waiver)[9]	5.92%	6.38%	6.15%	6.25%	6.13%

1.

A portion of the sales load payable on Class A and Class L shares will be a reallowance to participating broker-dealers (see pages 70 and 73 of this Prospectus). In addition, up to 0.75% of this sales load will be paid to the Fund’s Distributor. There are no sales loads on reinvested distributions. The Fund reserves the right to waive broker commissions. Shareholders do not pay a sales load in connection with the purchase of Class H shares; however, the Adviser will pay to a shareholder’s broker dealer representative an upfront commission of up to 5.00% on behalf of such Class H shareholder. Additionally, the Adviser may pay an additional dealer reallowance of up to 1.00% to such broker dealer’s home office.

2.

Class A shares purchased without an initial sales charge in accounts aggregating $500,000 or more may be subject to a 1.00% contingent deferred sales charge on shares redeemed during the first 18 months after their purchase. Class C shares are subject to a 1.00% contingent deferred sales charge for redemptions of shares within 18 months after their purchase. Class H shares are subject to a 6.00% contingent deferred sales charge on shares repurchased during the first 12 months after their purchase. Class H shares repurchased between 12 and 24 months after their purchase are subject to a 5.00% contingent deferred sales charge. Class H shares repurchased between 24 and 36 months after their purchase are subject to a 4.00% contingent deferred sales charge. Class H shares repurchased between 36 and 120 months after their purchase are subject to a 3.00% contingent deferred sales charge.

3.

All of the fees and expenses presented in the “Annual Expenses” part of the “Fees and Fund Expenses” table, including Management Fees, are shown as a percentage of net assets attributable to common shareholders because the Fund’s common shareholders bear all of these costs. As Management Fees paid to the Adviser are computed on the Fund’s Daily Gross Assets (see “Management of the Fund – Investment Adviser” below), if the Fund uses leverage (which the Fund does not presently intend to engage in within the next 12 months as of the date of this Prospectus), Management Fees as a percentage of net assets attributable to common shares will increase.

4.

Other expenses include accounting, legal, auditing, printing and transfer fees, as well as fees payable to the Fund’s independent trustees. The amount shown in the Fees and Fund Expenses table reflects the amount of all such other expenses expected to be incurred during the twelve months following effectiveness of the registration statement.

5.

Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares, and is payable on a quarterly basis. Class H shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.35% of the Fund’s average daily net assets attributable to Class H shares, and is payable on a quarterly basis. Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L shares, and is payable on a quarterly basis. These Distribution fees may be paid to broker or financial intermediaries as compensation to sell Fund shares. Class A and Class Z shares are not subject to Distribution Fees. See “Plan of Distribution.”

6.

Shareholder Servicing Fees may be used to compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. The Fund will not pay a shareholder servicing fee in connection with Class H shares. Please refer to page 73 of this Prospectus for information.

7.

Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These indirect costs may include performance fees paid to the Acquired Fund’s adviser or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. We believe that the amounts under this line item will be less than 1 basis point. Therefore, any such estimated amounts are included in other expenses.

8.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed contractually to waive its fees and to pay, absorb or reimburse the ordinary annual operating expenses of the Fund (including organizational and offering expenses, but excluding: (i) distribution and shareholder servicing fees, interest, taxes, dividend expenses on short sales, brokerage commissions and other transaction costs, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Fund’s investments; (iv) expenses payable by the Fund under any Administration or Sub-Administration Agreement; and (v) litigation expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business), to the extent that they exceed 1.75% per annum of the Fund’s average Daily Gross Assets (the “Expense Limitation”). If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio would be higher and could exceed the Expense Limitation. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund prior to the commencement of the offering of Fund shares) to the extent that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which such fees are foregone or expenses are incurred by the Adviser; and (2) such recoupment does not cause the Fund’s ordinary operating expenses plus recoupment to exceed the Expense Limitation in effect at the time the expenses were paid or waived or any expense limitation in effect at the time of recoupment . The Expense Limitation Agreement will remain in effect at least until one year after the date of the prospectus, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Board. After the expiration of the Expense Limitation Agreement, the agreement may be renewed at the discretion of the Adviser and the Board. See “Management of the Fund.”
9.

The values included in the “Total Annual Expenses” line item correspond to the Expense Limitation for the Fund. The values in the “Fees and Fund Expenses” table are presented as a percentage of net assets, while the Expense Limitation for each share class, pursuant to the Expense Limitation Agreement, is calculated based on average Daily Gross Assets, but converted and expressed as a percentage of net assets for purposes of the fees and fund expenses table presentation.

The Fees and Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Plan of Distribution – Purchasing Shares”. More information about management fees, fee waivers and other expenses is available in “Management of the Fund”.

EXAMPLE

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The example reflects total annual expenses after fee waivers and expense reimbursements for the one-year period and the first year of the three-, five-, and ten-year periods:

Example	1 Year	3 Years	5 Years	10 Years
Class A Shares	$113	$692	$723	$725
Class C Shares
If you do not sell your shares	$63	$686	$735	$740
If you sold all of your shares at the end of the period	$73	$686	$735	$740
Class H Shares
If you do not sell your shares	$61	$684	$732	$736
If you sold all of your shares at the end of the period	$71	$684	$732	$736
Class L Shares	$102	$696	$738	$741
Class Z Shares	$61	$678	$715	$717

The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by DST, currently $10.00. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. There can be no assurance that the Expense Limitation Agreement will be renewed. In the event the Expense Limitation Agreement is terminated by either party, investors will likely bear higher expenses.

FINANCIAL HIGHLIGHTS

The following Financial Highlights table is intended to help you understand the Fund’s financial performance since inception. Certain information reflects the financial results for a single Fund share. The total returns in the tables represent the rate that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions). The information in the table was audited by Cohen & Company, Ltd., an independent registered public accounting firm. Financial statements for the fiscal year ended December 31, 2018 and the Report of the Independent Registered Public Accounting Firm thereon appear in the Fund’s Annual Report for the fiscal year ended December 31, 2018 which is incorporated by reference into the

Statement of Additional Information and available from the Fund upon request. The Fund’s performance has been enhanced by the existence of contractual waivers of fees and expenses, which may not continue into the future. Information is not shown for Class H shares, Class L or Class Z shares because the Fund had not, as of December 31, 2018, issued Class H shares, Class L or Class Z shares.

Financial Highlights

NexPoint Healthcare Opportunities Fund, Class A

Selected data for a share outstanding throughout each period is as follows:

For the Years Ended December 31, 2018(a)
Net Asset Value, Beginning of Period	$20.00
Income from Investment Operations:
Net investment loss(b)	(0.53)
Net realized and unrealized loss	(4.49)

Total from investment operations	(5.02)

Net Asset Value, End of Period(c)	$14.98
Total Return(c)(d)(e)	(25.10)%
Ratios to Average Net Assets/Supplemental Data:
Net assets, end of period (in 000’s)	$63
Common Shares Information at End of Period:
Ratios based on average net assets of common shares: (f)
Gross operating expenses(g)	81.98%
Net investment loss	(5.00)%
Portfolio turnover rate(e)	430%
Average commission rate paid(h)	$0.0245

(a)	The Fund commenced operations on May 29, 2018.
(b)	Net investment income (loss) per share was calculated using average shares outstanding during the period.
(c)

The Net Asset Value per share and total return have been calculated based on net assets which include adjustments made in accordance with U.S. Generally Accepted Accounting Principles required at period end for financial reporting purposes. These figures do not necessarily reflect the Net Asset Value per share or total return experienced by the shareholder at period end.

(d)

Total return is at net asset value assuming all distributions are reinvested and no initial sales charge or CDSC. For periods with waivers/reimbursements, had the Fund’s investment adviser not waived or reimbursed a portion of expenses, total return would have been lower.

(e)	Not annualized.
(f)	All ratios for the period have been annualized, unless otherwise indicated.
(g)	Supplemental expense ratios are shown below:

For the Years Ended December 31, 2018(a)(f)
Net operating expenses (net of waiver/reimbursement, if applicable, but gross of all other operating expenses)	5.92%

(h)	Represents the total dollar amount of commissions paid on portfolio transactions divided by total number of portfolio shares purchased and sold for which commissions were charged.

Financial Highlights

NexPoint Healthcare Opportunities Fund, Class C

Selected data for a share outstanding throughout each period is as follows:

For the Years Ended December 31, 2018(a)
Net Asset Value, Beginning of Period	$20.00
Income from Investment Operations:
Net investment loss(b)	(0.58)
Net realized and unrealized loss	(4.47)

Total from investment operations	(5.05)

Net Asset Value, End of Period(c)	$14.95
Total Return(c)(d)(e)	(25.25)%
Ratios to Average Net Assets/Supplemental Data:
Net assets, end of period (in 000’s)	$49
Common Shares Information at End of Period:
Ratios based on average net assets of common shares: (f)
Gross operating expenses(g)	76.79%
Net investment loss	(5.36)%
Portfolio turnover rate(e)	430%
Average commission rate paid(h)	$0.0245

(a)	The Fund commenced operations on May 29, 2018.
(b)	Net investment income (loss) per share was calculated using average shares outstanding during the period.
(c)

The Net Asset Value per share and total return have been calculated based on net assets which include adjustments made in accordance with U.S. Generally Accepted Accounting Principles required at period end for financial reporting purposes. These figures do not necessarily reflect the Net Asset Value per share or total return experienced by the shareholder at period end.

(d)

Total return is at net asset value assuming all distributions are reinvested and no initial sales charge or CDSC. For periods with waivers/reimbursements, had the Fund’s investment adviser not waived or reimbursed a portion of expenses, total return would have been lower.

(e)	Not annualized.
(f)	All ratios for the period have been annualized, unless otherwise indicated.
(g)	Supplemental expense ratios are shown below:

For the Years Ended December 31, 2018(a)(f)
Net operating expenses (net of waiver/reimbursement, if applicable, but gross of all other operating expenses)	6.38%

(h)	Represents the total dollar amount of commissions paid on portfolio transactions divided by total number of portfolio shares purchased and sold for which commissions were charged.

THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that operates as an interval fund. The Fund was organized as a Delaware statutory trust on February 18, 2016 and has a limited operating history. The Fund’s principal office is located at 300 Crescent Court, Suite 700, Dallas, Texas 75201, and its telephone number is (844) 485-9167.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practical after receipt and are expected to be invested within 30-60 days of receipt. The Fund is not required to raise a minimum amount of proceeds from this offering in order to commence operations. Up to December 31, 2018, the Adviser has paid or reimbursed the Fund’s organizational and offering expenses incurred with respect to its initial and continuous offering and will not seek recoupment of such fees. Pending investment of net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term, high quality fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. The Fund’s distributions may exceed its earnings and profits, especially during any period before the Fund has invested substantially all of the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for tax purposes. A return of capital is a return of your investment rather than a return of earnings or gains derived from our investment activities. Any invested capital that is returned to shareholders will be reduced by the Fund’s fees and expenses, as well as the applicable sales load, which is non-refundable.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

Investment Objective. The Fund’s investment objective is to seek total return consisting of current income and longer-term capital appreciation. There can be no assurance that the Fund will achieve this objective. The Fund’s investment objective is non-fundamental and may be changed by the Board without shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change in this investment objective.

Investment Strategy. The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its total assets (defined as net assets plus the amount of any borrowing for investment purposes) (the “80% Policy”) in the securities of Healthcare Companies.

A company will be deemed to be a Healthcare Company if, at the time the Fund makes an investment in a company, 50% or more of such company’s sales, earnings or assets arise from or are dedicated to healthcare products or services or medical technology activities. Healthcare Companies are considered by the Adviser to include companies in one or more of the following sub-sectors: pharmaceuticals, biotechnology, managed care, life science and tools, healthcare technology, healthcare services, healthcare supplies, healthcare facilities, healthcare equipment, healthcare distributors, health and wellness, cosmetics and skin care and Healthcare REITs. Additionally, we consider the term Healthcare Company to include companies that are materially impacted by the healthcare industry, such as a contractor that primarily derives its revenue or profit from the construction of hospitals. The Adviser determines in its discretion whether a company is a Healthcare Company.

The Fund may invest in equity and debt securities. Equity securities include common stock, preferred stock, convertible securities, and warrants or other rights to acquire common or preferred stock. Debt securities include corporate debt obligations and debt securities that are rated non-investment grade (i.e., rated Ba or lower by Moody’s, BB+ or lower by S&P, or BB by Fitch, or comparably rated by another nationally recognized statistical rating organization (“NRSRO”), or, if unrated, determined by the Adviser to be of comparable credit quality). The Fund’s investments in non-investment grade investments and those deemed to be of similar quality are considered speculative with respect to the issuer’s capacity to pay interest and repay principal and are commonly referred to as “junk” or “high yield” securities. See “Risk Factors — Non-Investment Grade Securities Risk.”

Although the Fund intends to invest primarily in equity and debt securities of Healthcare Companies, the Fund may also invest, for purposes of the 80% Policy, in ETFs and derivative instruments, including options, futures, options on futures, forwards, swaps, options on swaps and other derivatives for hedging purposes.

In addition, the Fund may invest up to 30% of its total assets, as measured at the time of investment, in securities of non-U.S. issuers, which may include, without limitation, issuers domiciled in Canada, Western Europe, Japan and emerging markets. Such securities may be denominated in U.S. dollars, non-U.S. currencies or multinational currency units. The Fund may buy and sell currencies for the purpose of settlement of transactions in foreign securities.

The Fund may also invest up to 30% of its total assets, as measured at the time of investment, in restricted securities, including PIPEs. Further, the Fund may invest up to 25% of its total assets, as measured at the time of investment, in Healthcare REITs.

The Fund may also from time-to-time lend its portfolio securities in accordance with existing SEC guidance. The Fund may not be able to achieve its investment objective. For a discussion of the risks associated with an investment in the Fund, see “Risk Factors.”

Investment Philosophy. The Adviser manages the Fund with a healthcare focus, using its financial, scientific and policy experience in order to evaluate business fundamentals and operating results. The Adviser’s unique skill set and long tenure evaluating Healthcare Companies has provided it with the experience to identify investment opportunities across the capital structure in companies at all stages of development. The Adviser intends to invest the Fund’s assets across the full capital structure of healthcare securities. A company’s capital structure refers to the way it finances its business and can include some combination of equity securities, debt securities or hybrid securities, such as convertible securities. The Adviser pursues its investment objective through the use of multiple sources of potential income, by varying the Fund’s exposure across the healthcare industry, and by seeking to gain access to special opportunities, such as but not limited to PIPEs, initial public offerings (“IPOs”), secondary offerings and convertible securities.

Leverage. Based on current market conditions, the Fund does not presently intend within the next 12 months as of the date of this Prospectus to issue preferred stock or borrow funds for investment purposes, but may do so if the Fund’s Board of Trustees determines it is in the best interest of common shareholders. The Fund is permitted to use leverage up to 33.33% of the Fund’s total assets as permitted by the 1940 Act. The Fund may issue preferred shares, borrow money and issue debt securities (collectively, “traditional leverage”). The Fund is permitted to obtain traditional leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (i.e., a credit facility), margin facilities or notes issued by the Fund and the leverage attributable to similar transactions entered into by the Fund. Although it has no current intention to do so, the Fund may also issue preferred shares of beneficial interest in an aggregate amount of up to 33.33% of the Fund’s total assets immediately after such issuance. If the Fund uses traditional leverage, the amount of fees paid to the Adviser for its services will be higher than if the Fund does not use traditional leverage, because the fees paid are calculated based on total assets, which includes assets purchased with leverage. Therefore, the Adviser has a financial incentive to use traditional leverage, which creates a conflict of interest between the Adviser and common shareholders, as only the common shareholders would bear the fees and expenses incurred through the Fund’s use of traditional leverage, including the issuance of Preferred Shares, if any. The Fund’s willingness to use traditional leverage, and the extent to which traditional leverage is used at any time, will depend on many factors. See “Fund Expenses.”

In addition, the Fund may enter into reverse repurchase agreements, swaps, futures, forward contracts, securities lending, short sales, and other derivative transactions, that have similar effects as leverage (collectively, “effective leverage”). To the extent the Fund uses effective leverage, such transactions will be included in calculating the aggregate amount of leverage for purposes of the Fund’s 33.33% leverage limitation, provided that effective leverage incurred through the use of covered positions will not be counted toward the Fund’s

33.33% leverage limitation. The Fund may obtain effective leverage through the use of forward foreign currency exchange contracts, futures contracts, call and put options (including options on futures contracts, swaps, bonds, stocks and indexes), swaps (including credit default, index, basis, total return, volatility and currency swaps), forward contracts, loans of portfolio securities, short sales, when-issued, delayed delivery or forward commitment transactions and other derivative instruments. In addition, the Fund may invest in the securities of companies whose capital structures are highly leveraged. The Fund may use effective leverage opportunistically, though not at all times, and may choose to increase or decrease its effective leverage, or use different types or combinations of leveraging instruments, based on the Adviser’s assessment of market conditions, the investment environment and the costs that the Fund would incur as a result of such effective leverage. There is no assurance that the Fund will utilize any form or combination of effective leverage. To the extent the Fund uses effective leverage, such transactions (with the exception of the use of covered positions) will be included in calculating the aggregate amount of leverage for purposes of the Fund’s 33.33% leverage limitation set forth above.

The Fund’s use of leverage is subject to risks and will cause the Fund’s NAV to be more volatile than if leverage was not used. For example, a rise in short-term interest rates, which currently are near historically low levels, will cause the Fund’s NAV to decline more than if the Fund had not used leverage. A reduction in the Fund’s NAV may cause a reduction in the market price of its shares. There is no assurance that the Fund’s leveraging strategies, if employed, will be successful. See “Risk Factors — Leverage Risk.”

The Fund may also invest in Healthcare REITs, which may incur higher levels of leverage. Accordingly, the Fund, through these investments, may be exposed to higher levels of leverage than the Fund is permitted to, including a greater risk of loss with respect to such investments as a result of higher leverage employed by such entities. See “Investment Objective, Policies and Strategies.”

Policies. The Fund’s 80% Policy with respect to investments in Healthcare Companies is not fundamental and may be changed by the Board without shareholder approval. However, shareholders will be given at least 60 days’ prior notice of any change in the 80% Policy. Prior to investing in a Healthcare REIT, the Adviser will review the Healthcare REIT’s prospectus or offering memorandum, financial statements, and any available third party research, and may also meet with the Healthcare REIT’s management team in order to determine whether it has a healthcare focus consistent with the Fund’s investment objective and strategies. Following the Fund’s investment in a Healthcare REIT, the Adviser will continue to monitor the Healthcare REIT on an ongoing basis, reviewing all relevant information as it becomes available. If at any point the Adviser has reason to believe that the Healthcare REIT’s investment strategy has changed, or that its underlying asset mix has changed in a way that no longer meets the Fund’s investment object and strategies, the Adviser will promptly reclassify the investment for purposes of testing the Fund’s compliance with its 80% Policy.

The Fund concentrates investments in Healthcare Companies, meaning that, under normal circumstances, it invests 25% or more of its total assets in securities of healthcare-related companies. This policy is fundamental and may not be changed by the Board without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

HEALTHCARE OPPORTUNITY

The Adviser believes that the healthcare sector provides a compelling opportunity for the Fund’s investment objective to seek current income and longer-term capital appreciation.

The Healthcare sector is large, stable and growing.

According to the Centers for Medicare and Medicaid Services (“CMS”), U.S. healthcare spending grew 3.9% to $3.5 trillion in 2017. This represents approximately 17.9% of gross domestic product (“GDP”), in-line with 2016 but an increase from 17.7% in 2015.

Hospital care represents 33% of total healthcare expenditures, an increase of 4.6% to $1.14 trillion in 2017 after an increase of 5.6% in 2016. Physician and clinical services represent 20% of total healthcare expenditures, an increase of 4.2% to $694 billion in 2017 after an increase of 5.6% in 2016. Prescription drugs represent 10% of total healthcare expenditures, an increase of 0.4% to $333 billion in 2017 after an increase of 2.3% in 2016. Other healthcare segments that individually represent less than 5% of total spend, but collectively account for 37% of total healthcare expenditures include professional services, dental services, home health care, nursing care and continuing care retirement communities, durable medical equipment, non-durable medical products and residential/personal care services. For these segments, which accounted for $1.3 trillion in healthcare expenditures, growth trends were in the low- and mid-single digits in 2017 and consistent with trends in 2016.

We believe that longer-term Healthcare sector fundamentals support our investment strategy. The three primary growth drivers of the Healthcare sector are demographics, price inflation and per-person utilization. Each has experienced solid growth trends and is expected to spur future growth.

Demographics represent a central driver of Healthcare growth due to an aging U.S. population. 70 million baby boomers will have reached the age of 65 by 2029, which equates to approximately 10,000 persons per day. Persons aged 65 and above in 2016 represented 15% of the U.S. population and, according to CMS, that cohort will grow to 20% by 2025. Data indicates that the per capita Healthcare spend of older-age cohorts are materially higher than that of younger cohorts; thus, the demographic shift drives demand growth. The average annual per capita healthcare spend is $18,000 for persons aged 65 and above and $35,000 for persons aged 85 and above, as compared to only $6,000 for persons below the age of 65.

Price inflation in Healthcare has risen by almost double the baseline GDP growth rate since 1970 and is approximately 70% higher than the baseline Consumer Price Index. This trend has continued despite numerous attempts to restructure and redefine the U.S. Healthcare sector and the tenures of numerous elected government officials.

Per-person utilization relates to inflation-adjusted per-capita expenditures on Healthcare. In 2017, the per-capital expenditure on Healthcare was $10,739. The growth in per-person utilization of Healthcare is attributable to structural features of the Healthcare sector, such as increased access to insurance and social welfare programs designed to address the health needs of large segments of the U.S. population.

The primary drivers of demographics, price inflation, and per-person utilization have led to remarkable historical consistency in the financial performance of companies operating in the Healthcare sector.

Over a 20-year span concluding in 2015, the Standard & Poor’s 500 (“S&P 500”) failed to grow earnings in five of those years, or 25% of the time. Meanwhile, the S&P 500 Standard & Poor’s Healthcare index had increased earnings in each of those 20 years. Notably, this growth was persistent, regardless of economic cycles or political modifications to Healthcare policy. Stronger earnings growth reduces risk. During this period, Healthcare earnings growth had exceeded that of the overall market by a staggering 46% (10.8% vs 7.4%) and by more than 50% after taking into consideration Healthcare’s above-average contribution to the S&P 500.

According to S&P Global Market Intelligence, Healthcare credits exhibited historical default rates of less than 2% from 1995-2016, which was materially lower than other common areas for credit strategies that had default rates over the same period. Credit strategies in real estate, transportation, oil and gas, home furnishings, metals and mining, automotive, and printing and publishing exhibited default rates in excess of 6% from 1995-2016.

The Adviser believes that this consistent earnings growth, supported by solid fundamentals and low credit default rates, may provide a compelling opportunity for the Fund’s investment objective to seek current income and longer-term capital appreciation.

Investment Highlights

Fully Integrated Platform. The Adviser has entered into an agreement with Highland Capital Management, L.P. (“Highland”), its affiliate, pursuant to which Highland makes available to NexPoint experienced investment professionals and other resources of Highland and its affiliates. Highland was founded in 1993 to focus on credit and alternative investments and, with its affiliates, including NexPoint, had approximately $10.0 billion of capital under management as of January 31, 2019. The Fund will have access to Highland and its affiliates, a fully integrated commercial finance, investment, management, and servicing platform. The resources available to the investment team provide the capability to pursue complex transactions in an efficient and expeditious manner and should enhance the Fund’s ability to engage in “one-off” opportunities due to Highland’s strong presence in the healthcare sector. The investment approach is developed, executed and managed by a seasoned team of professionals that have generated superior returns in healthcare investing, all under one platform. As a result, the Adviser is more accountable directly to the Fund and its shareholders by directly managing Fund investments in most cases while charging the Fund a single layer of fees (fees paid to entities managed by an affiliate will be rebated back to the Fund. See “Management of the Fund – Investment Adviser”).

History as a Fiduciary. Highland and its affiliates have invested and managed substantial amounts of equity capital from individual and institutional investors since its formation in 1993. In addition to making capital decisions to maximize returns for investors, Highland fosters a culture of fiduciary responsibility throughout the company. Highland has invested substantial sums directly in the healthcare industry and healthcare-related companies.

Access to a Large Institutional Investment Platform. Through Highland and its affiliates, the Fund has access to a fully integrated, broad institutional investment platform that, as of January 31, 2019, managed approximately $10.0 billion across multiple strategies and product types. Highland was founded in 1993 by James Dondero and Mark Okada. Highland’s position in the markets gives it access to unique sourcing opportunities for investments not typically available to retail investors in a registered fund product. Highland has trading, financing and banking relationships with the largest banks. As of January 31, 2019, the Adviser and its affiliates managed approximately $1.28 billion in healthcare-related investments. Through these investments, the Adviser has developed important relationships in the healthcare industry across sectors as well as banking and financing relationships that may benefit the Fund. Highland operates its investment process on one platform, giving all funds managed by Highland access to the entire benefits and opportunities Highland and its affiliates have to offer. Additionally, through Highland, the Fund has access to an institutional class back office staff and top tier outside service providers, such as SEI, among others.

Investment Selection, Diversification and Criteria Used in Selecting Investments

Investment Selection. The Fund’s investment strategy utilizes the Adviser’s rigorous investment and risk management processes to evaluate potential investments. The process begins with top-down overlay, idea generation, intensive fundamental analysis, and concludes with stock selection and portfolio construction. The Adviser bases its top-down analysis on macroeconomic risks and structural changes in healthcare and its bottom-up fundamental analysis in finance, science and policy. The Adviser focuses on businesses that exhibit competitive advantages and value creation.

The Adviser performs its own research and analysis, as well as utilizing third-party research. The types of research sources and analysis tools the Adviser uses when making investment decisions include, but are not limited to, review of relevant legislation affecting the healthcare sector, review of test results submitted to the U.S. Food and Drug Administration (the “FDA”), screening software using both fundamental and technical factors, industry contacts, consultants, company press releases, company conference calls, conversations with company management teams, buy-side contacts, sell-side contacts, brokers, third-party research, independent research of financial and corporate information, third-party research databases, and news services. The Adviser makes investments without regard to a company’s level of capitalization or the tax consequences of the investment (short or long term capital gains).

The Adviser’s investment process is described below:

The Adviser’s investment process begins with a top-down overlay, followed by idea generation and research, intensive fundamental analysis, stock selection and portfolio construction. The Adviser seeks to build a strategically developed core portfolio designed to take advantage of changing dynamics in the healthcare sector. The Fund is actively managed, and the Adviser utilizes its financial and industry experience to identify the absolute and relative value investments that, in the Adviser’s view, present the best opportunities. The results of the Adviser’s analysis and comprehensive investment process influence the weightings of positions held by the Fund.

The Adviser employs healthcare sector-specialist personnel to drive a collaborative, research-focused company culture. The first step of the investment process is comprised of intensive research used to establish the investment thesis and leverage points. This includes talking to management teams, attending industry and financial conferences, and leveraging external industry advisors. Next, proprietary financial models are used to generate financial projections and project free cash flow. The Adviser’s models look at market size, end-product market demand, margin trends, levered and unlevered free cash flow generation, and return on invested capital. The final step is valuation, where discounted cash flow analysis and intensive scenario modeling are used to determine relative value assessments, risk-adjusted return calculations, free cash flow yield and theoretical merger and acquisition valuation upside. Before an investment is considered, a portfolio manager and a sector-specialist review the major points of the investment thesis and corresponding analysis, to determine the desired position size.

Financing Strategy. Based on current market conditions, the Fund does not presently intend within the next 12 months as of the date of this Prospectus to issue preferred stock or borrow funds for investment purposes, but may do so if the Fund’s Board of Trustees determines it is in the best interest of common shareholders. The Fund is permitted to use leverage up to 33.33% of the Fund’s total assets as permitted by the 1940 Act. The Adviser may elect for the Fund to obtain one or more credit facilities with financial institutions, which may be secured by the Fund’s investments. The intent of these borrowings will be to generate positive returns in excess of the costs associated with such borrowings. In addition, or alternatively, the Adviser may seek to leverage investments on a case-by-case basis. The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness.

Diversification of Asset Managers. On occasion, the Fund may identify and invest side-by-side with one or more unaffiliated asset managers. Using information generally available to investors, the Adviser evaluates asset managers based on their experience, track record, current portfolios, and ability to weather economic cycles by employing effective risk management and mitigation strategies.

Other Information Regarding Investment Strategy. Under normal circumstances, the Fund intends to maintain long positions in equity and debt securities; however, the Fund may at times establish hedging or speculative positions. Hedging or speculative positions may include short sales and derivatives, such as options, swaps and futures contracts. Under normal market conditions, no more than 25% of the Fund’s total assets, as measured at the time of investment using market values, will be in hedging or speculative positions. The Fund’s investments in derivatives will be included under the percentage limitation noted above. The Adviser intends to use hedging or speculative positions to lower the Fund’s volatility, but may also use hedging or speculative positions to seek to enhance the Fund’s return.

A short sale is a transaction in which the Fund sells a security that it does not own in anticipation of a decline in the market price of the security. To complete the short sale, the Fund must arrange through a broker to borrow the security in order to deliver it to the buyer. The Fund is obligated to replace the borrowed security by purchasing it at a market price at or prior to the time it must be returned to the lender. The price at which the Fund is required to replace the borrowed security may be more or less than the price at which the security was sold by the Fund. The Fund will incur a loss if the price of the security sold short increases between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund will realize a gain if the price of the security declines between those dates. Subject to the requirements of the 1940 Act and the Code, the Fund will not make a short sale if, after giving effect to such sale, the market value of all securities sold short by the Fund exceeds 25% of the value of its total assets. The Fund may make short sales “against the box” without respect to such limitations. Please see “Portfolio Investments- Short Sales” for a discussion regarding short sales “against the box.”

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s portfolio turnover rate will ordinarily be between 25% and 75%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund generally seeks to hold securities for the long term, but may liquidate positions in order to change the Fund’s asset allocation or to generate cash to invest in more attractive opportunities, which may result in a larger portion of any net gains being realized as short-term capital gains. In addition, a negative change in the fundamental or qualitative characteristics of an investment may cause the Adviser to sell a security. Finally, the Adviser may sell a security when its price approaches, meets or exceeds the Adviser’s target price. This may result in a high rate of portfolio turnover. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for certain applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates applicable to “qualified dividend income” under the Code. For the fiscal year ended December 31, 2018, the Fund’s portfolio turnover rate was 430%. There is no assurance what portion, if any, of the Fund’s distributions will qualify to be treated as “qualified dividend income” under the Code and thus taxable to individual shareholders at the rate applicable to long-term capital gain. See “U.S. Federal Income Tax Matters.”

Investment Techniques. The Fund expects to invest in the securities of Healthcare Companies, including, but not limited to, pharmaceutical, biotechnology, medical devices and healthcare services companies. These investments are designed to take advantage of recent developments in certain healthcare sectors. For example, demographic changes are driving an increase in medical products due to the high growth rate of the population of Americans age 65 and older. Recent developments in the pharmaceutical, biotechnology, and medical technology industries have produced a series of products that will extend or improve the quality of patients’ lives, especially in the areas of oncology, infectious disease, inflammation and orphan diseases. The Adviser believes that the following trends have investment potential: (i) biopharmaceuticals, including products for novel targets; (ii) treatments for orphan and ultra-orphan (i.e., rare and extremely rare) diseases, including gene therapy; (iii) specialty pharmaceuticals; (iv) generic pharmaceuticals; (v) novel medical devices; (vi) life sciences tools and diagnostics; and (vii) products that will benefit from changes in the regulatory landscape.

Healthcare Companies provide multiple diverse investment opportunities, including opportunities in the following sub-sectors:

•	pharmaceuticals, which includes large and small pharmaceutical, specialty pharmaceutical and generic drug companies;

•	biotechnology, which includes companies engaged in research into, and development of, biological substances for the purposes of drug discovery and diagnostic development;

•	managed care, which is a segment that represents health maintenance organizations (“HMOs”) and insurers;

•

life sciences and tools, which includes research organizations that help design and run clinical trials, as well as life sciences research tools companies that offer instruments, reagents and services to scientists in academic, biological pharmaceuticals and applied market laboratories;

•	healthcare technology, which include companies involved in automating various processes for hospitals and HMOs;

•	healthcare services, which includes pharmacy benefits managers, alternative site care providers and laboratory services companies;

•	healthcare supplies, which include companies that provide products such as tubes and bandages used every day in healthcare facilities and laboratories;

•	healthcare facilities, which include hospitals and other brick and mortar facilities used to treat patients;

•	healthcare equipment, which include medical diagnostic and device companies;

•	healthcare distributors, which distribute drugs and products to patients, hospitals and other facilities;

•	health and wellness providers, which include companies that provide health management solutions/wellness programs, or develop wearable personal fitness technologies;

•	cosmetics and skin care, which include companies that manufacture and distribute cosmetic and/or skin care products;

•	dietary supplements and nutritional products, which include companies that manufacture and distribute nutritional products; and

•	Healthcare REITs.

Portfolio Investments

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities:

Equity Securities. The Fund may invest in equity securities. Equity securities include common stock, preferred stock, convertible securities, and warrants or other rights to acquire common or preferred stock. Common stock represents shares of a corporation or other entity that entitle the holder to a pro rata share of the profits of the entity, if any, without preference over any other shareholder or class of shareholders, including holders of the entity’s preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so. Preferred stock represents shares of a corporation or other entity that pay dividends at a specified rate and have precedence over common stock in the payment of dividends. If the corporation or other entity is liquidated or declares bankruptcy, the claims of owners of preferred stock will have precedence over the claims of owners of common stock, but not over the claims of owners of bonds. Convertible securities entitle the holder to acquire the issuer’s common stock by exchange or purchase for a predetermined rate.

Convertible securities can be bonds, notes, debentures, preferred stock or other securities which are convertible into common stock. Rights and warrants are instruments which entitle the holder to buy an equity security at a specific price for a specific period of time. Rights are similar to warrants but typically have shorter durations and are offered to current stockholders of the issuer. Changes in the value of a right or a warrant do not necessarily correspond to changes in the value of its underlying security.

Debt Securities. The Fund may invest in debt securities, including corporate debt obligations and debt securities that are rated non-investment grade (i.e., rated Ba or lower by Moody’s, BB+ or lower by S&P, or BB or lower by Fitch or comparably rated by another NRSRO, or, if unrated, determined by the Adviser to be of comparable credit quality). These securities are commonly called “high yield” or “junk” bonds. The Fund may invest in debt securities of any maturity.

Corporate debt obligations include senior loans, bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. The Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers, which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations as well as other non-U.S. dollar currencies). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (i.e., the World Bank, the International Monetary Fund, etc.).

The Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, include without limitation, time deposits, bankers’ acceptances and certificates of deposit, which may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive and different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. Moreover, bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

ETFs. The Fund may invest, for purposes of the 80% Policy, in ETFs and derivative instruments (as described below). ETFs may be based on underlying equity or fixed income securities. ETFs do not sell individual shares directly to investors and only issue their shares in large blocks known as “creation baskets.” The investor purchasing a creation basket may sell the individual shares on a secondary market. Therefore, the liquidity of ETFs depends on the adequacy of the secondary market. An ETF’s investment objective may not be achieved.

ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index, and for these and other reasons the returns of an ETF may diverge significantly from the index which it is designed to track. ETFs are subject to the risks of investing in the underlying securities. The Fund, as a holder of the securities of an ETF, will bear its pro rata portion of the ETF’s expenses, including management fees. These expenses are in addition to the direct expenses of the Fund’s own operations.

Derivatives. Generally, derivatives are financial contracts whose value depend upon, or are derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, currencies or currency exchange rates and related indexes. The Fund may also invest, for purposes of the 80% Policy, in ETFs and derivative instruments including options, futures, options on futures, forwards, reverse repurchase agreements, swaps, options on swaps and other derivatives for speculative purposes or to hedge against risk, although suitable derivative instruments may not always be available to the Adviser for these purposes for investment. To the extent that the security or index underlying the derivative or synthetic instrument is or is composed of securities of Healthcare Companies, the Fund will include such derivative and synthetic instruments for the purposes of the Fund’s 80% Policy. Such derivatives will be valued at their market value for purposes of satisfying the Fund’s 80% Policy. The Fund may engage in short sales and short sales against the box in an amount not to exceed 50% of its total assets.

The Fund intends to employ a strategy of writing (selling) covered call options on a portion of the common stocks in its portfolio, writing (selling) put options on a portion of the common stocks in its portfolio and, to a lesser extent, writing (selling) covered call and writing (selling) put options on indices of securities and sectors of securities generally within the healthcare industry. This option strategy is intended to generate current income from option premiums as a means to enhance distributions payable to the Fund’s shareholders. Over time, as the Fund’s portfolio becomes more seasoned, its ability to benefit from capital appreciation may become more limited, and the Fund may lose money to the extent that it writes covered call options and the securities on which it writes the option appreciate above the exercise price of the option by an amount that exceeds the exercise price of the option. Therefore, over time, the Adviser may choose to decrease its use of the option writing strategy to the extent that it may negatively impact the Fund’s ability to benefit from capital appreciation.

Foreign Securities. The Fund may invest up to 30% of its total assets, as measured at the time of investment, in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies or multinational currency units. The Fund may invest in non-U.S. securities of so-called emerging market issuers. For purposes of the Fund, a company is deemed to be a non-U.S. company if it meets the following tests: (i) such company was not organized in the United States; (ii) such company’s primary business office is not in the United States; (iii) the principal trading market for such company’s securities is not located in the United States; (iv) less than 50% of such company’s assets are located in the United States; or (v) 50% or more of such issuer’s revenues are derived from outside the United States. Non-U.S. securities markets generally are not as developed or efficient as those in the United States. Securities of some non-U.S. issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most non-U.S. securities markets are less than in the United States and, at times, price volatility can be greater than in the United States.

Restricted Securities and PIPEs. The Fund may invest up to 30% of its total assets, as measured at the time of investment, in restricted securities, including PIPEs. The purchase price and subsequent valuation of restricted securities may reflect a discount from the price at which such securities trade when they are not restricted, because the restriction makes them less liquid. The amount of the discount from the prevailing market price is expected to vary depending upon the type of security, the character of the issuer, the length and nature of the restriction, the party who will bear the expenses of registering the restricted securities and prevailing supply and demand conditions.

Healthcare REITs. The Fund may invest up to 25% of its total assets, as measured at the time of investment, in Healthcare REITs. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs’ managers and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. In addition to its own expenses, the Fund will also indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests. Such fees are not reflected in the “Fees and Fund Expenses” table in this Prospectus. Healthcare REITs are REITs that derive their income from the ownership, leasing, or financing of properties in the healthcare sector.

The percentage limitations described in this section apply at the time of investment and do not require the Fund to sell securities due to subsequent changes in the value of the Fund’s portfolio investments.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces through its investments. The risks set out below are not the only risks the Fund faces, but they are the principal risks associated with an investment in the Fund as well as generally associated with an investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s. Additional risks and uncertainties not currently known to the Fund or that are currently immaterial also may materially adversely affect the Fund’s business, financial condition and/or operating results. If any of the following events occur, the Fund’s business, financial condition and results of operations could be materially adversely affected.

Structural Risks:

Substantial Conflicts of Interest. The Adviser and/or its general partner, limited partners, officers, affiliates and employees provide investment advice to other parties and manage other accounts and private investment vehicles similar to the Fund. For the purposes of this section, the term “Highland” shall include the Adviser and its affiliated investment advisors, including Highland Capital Management, L.P. and its affiliates. In connection with such other investment management activities, the Adviser and/or its general partner, limited partners, officers, affiliates and employees may decide to invest the funds of one or more other accounts or recommend the investment of funds by other parties, rather than the Fund’s monies, in a particular security or strategy. In addition, the Adviser and such other persons will determine the allocation of funds from the Fund and such other accounts to investment strategies and techniques on whatever basis they consider appropriate or desirable in their sole and absolute discretion.

Highland has built a professional working environment, a firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another. Highland has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time. Nevertheless, Highland furnishes advisory services to numerous clients in addition to the Fund, and Highland may, consistent with applicable law, make investment recommendations to other clients or accounts (including accounts that have performance or higher fees paid to Highland or in which portfolio managers have a personal interest in the receipt of such fees) that may be the same as or different from those made to the Fund. In addition, Highland, its affiliates and any of their partners, directors, officers, stockholders or employees may or may not have an interest in the securities whose purchase and sale the Adviser recommends to the Fund. Actions with respect to securities of the same kind may be the same as or different from the action that the Adviser, or any of its affiliates, or any of their partners, directors, officers, stockholders or employees or any member of their families may take with respect to the same securities. Moreover, the Adviser may refrain from rendering any advice or services concerning securities of companies of which any of the Adviser’s (or its affiliates’) partners, directors, officers or employees are directors or officers, or companies as to which the Adviser or any of its affiliates or partners, directors, officers and employees of any of them has any substantial economic interest or possesses material non-public information. In addition to its various policies and procedures designed to address these issues, Highland includes disclosure regarding these matters to its clients in both its Form ADV and investment advisory agreements.

The Adviser, its affiliates or their partners, directors, officers or employees similarly serve or may serve other entities that operate in the same or related lines of business, including accounts managed by an investment adviser affiliated with the Adviser. Accordingly, these individuals may have obligations to investors in those entities or funds or to other clients, the fulfillment of which might not be in the best interests of the Fund. As a result, the Adviser will face conflicts in the allocation of investment opportunities to the Fund and other funds and clients. In order to enable such affiliates to fulfill their fiduciary duties to each of the clients for which they have responsibility, the Adviser will endeavor to allocate investment opportunities in a fair and equitable manner, pursuant to policies and procedures adopted by the Adviser and its advisory affiliates that are designed to manage potential conflicts of interest, which may, subject to applicable regulatory constraints, involve pro rata co-investment by the Funds and such other clients or may involve a rotation of opportunities among the Funds and such other clients. The Fund will only make investments in which the Adviser or an affiliate hold an interest to the extent permitted under the 1940 Act and SEC staff interpretations or pursuant to the terms and conditions of the exemptive order received by the Adviser and certain funds affiliated with the Fund, dated April 19, 2016. For example, exemptive relief is not required for the Fund to invest in syndicated deals and secondary loan market transactions in which the Adviser or an affiliate has an interest where price is the only negotiated point. The order applies to all “Investment Companies,” which includes future closed-end investment companies registered under the 1940 Act that are managed by the Adviser, which includes the Fund. The Fund, therefore, may in the future invest in accordance with the terms and conditions of the exemptive order. The terms and conditions of the order include, among other things: (i) that the Adviser will make an independent determination regarding the appropriateness of the investment in light of the Fund’s then-current circumstances; (ii) that the Adviser will determine the appropriate level of investment for the Fund; (iii) if the aggregate amount, including the amount proposed to be invested by other participants, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among the Fund and the other participants pro rata; (iv) reporting to and approval by the Fund’s Board; and (iv) that the Fund has the right to decline participation in co-investment opportunities. To mitigate any actual or perceived conflicts of interest, allocation of limited offering securities (such as IPOs and registered secondary offerings) to principal accounts that do not include third party investors may only be made after all other client account orders for the security have been filled. However, there can be no assurance that such policies and procedures will in every case ensure fair and equitable allocations of investment opportunities, particularly when considered in hindsight.

Conflicts may arise in cases when clients and/or the Adviser and other affiliated entities invest in different parts of an issuer’s capital structure, including circumstances in which one or more clients own private securities or obligations of an issuer and other clients may own public securities of the same issuer. In addition, one or more clients may invest in securities, or other financial instruments, of an issuer that are senior or junior to securities, or financial instruments, of the same issuer that are held by or acquired for, one or more other clients. For example, if such issuer encounters financial problems, decisions related to such securities (such as over the terms of any workout or proposed waivers and amendments to debt covenants) may raise conflicts of interests. In such a distressed situation, a client holding debt securities of the issuer may be better served by a liquidation of the issuer in which it may be paid in full, whereas a client holding equity securities of the issuer might prefer a reorganization that holds the potential to create value for the equity holders. In the event of conflicting interests within an issuer’s capital structure, Highland will generally pursue the strategy that Highland believes best reflects what would be expected to be negotiated in an arm’s length transaction, but in all instances with due consideration being given to Highland’s fiduciary duties to each of its accounts (without regard to the nature of the accounts involved or fees received from such accounts). This strategy may be recommended by one or more Highland investment professionals. A single person may represent more than one part of an issuer’s capital structure. The recommended course of action will be presented to the conflicts committee for final determination as to how to proceed. Highland may elect, but is not required, to assign different teams to make recommendations for different parts of the capital structure as the conflicts committee determines in its discretion. In the event any Highland personnel serve on the board of the subject company, they generally recuse themselves from voting on any board matter with respect to a transaction that has an asymmetrical impact on the capital structure. Highland personnel board members may still make recommendations to the conflicts committee. If any such persons are also on the conflicts committee, they may recuse themselves from the committee’s determination. A portfolio manager with respect to any applicable Highland registered investment company clients (“Retail Accounts”) participates in such discussions, but makes an independent determination as to which course of action he or she determines is in the best interest of the applicable Retail Accounts. Highland may use external counsel for guidance and assistance.

The Adviser and its affiliates have both subjective and objective procedures and policies in place designed to manage potential conflicts of interest involving clients so that, for example, investment opportunities are allocated in a fair and equitable manner among the Fund and such other clients. An investment opportunity that is suitable for multiple clients of the Adviser and its affiliates may not be capable of being shared among some or all of such clients due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the 1940 Act. There can be no assurance that the Adviser’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to the Fund. Not all conflicts of interest can be expected to be resolved in favor of the Fund.

Another type of conflict may arise if one client account buys a security and another client account sells or shorts the same security. Currently, such opposing positions are generally not permitted within the same account without prior trade approval by the Adviser’s Chief Compliance Officer. However, a portfolio manager may enter into opposing positions for different clients to the extent each such client has a different investment objective and each such position is consistent with the investment objective of the applicable client. In addition, transactions in investments by one or more affiliated client accounts may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of other client accounts.

Because certain client accounts may have investment objectives, strategies or legal, contractual, tax or other requirements that differ (such as the need to take tax losses, realize profits, raise cash, diversification, etc.), an affiliated advisor may purchase, sell or continue to hold securities for certain client accounts contrary to other recommendations. In addition, an affiliated advisor may be permitted to sell securities or instruments short for certain client accounts and may not be permitted to do so for other affiliated client accounts.

As a result of the Fund’s arrangements with Highland, there may be times when Highland, the Adviser or their affiliates have interests that differ from those of the Fund’s shareholders, giving rise to a conflict of interest. The Fund’s officers serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund does, or of investment funds managed by the Adviser or its affiliates. Similarly, the Adviser or its affiliates may have other clients with similar, different or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of the Fund or its shareholders. For example, the Fund’s officers have, and will continue to have, management responsibilities for other investment funds, accounts or other investment vehicles managed or sponsored by the Adviser and its affiliates. The Fund’s investment objective may overlap, in part or in whole, with the investment objective of such affiliated investment funds, accounts or other investment vehicles. The Adviser will seek to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. However, the Fund can offer no assurance that such opportunities will be allocated to it fairly or equitably in the short-term or over time.

The Adviser may direct the Fund to acquire or dispose of investments in cross trades between the Fund and other clients of the Adviser or its affiliates in accordance with applicable legal and regulatory requirements. In addition, to the extent permitted by the 1940 Act and SEC staff interpretations, the Fund may make and/or hold an investment, including an investment in securities, in which the Adviser and/or its affiliates have a debt, equity or participation interest, and the holding and sale of such investments by the Fund may enhance the profitability of the Adviser’s own investments in such companies.

Closed-End Fund Risk. The Fund is a closed-end fund. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds may list their shares for trading on a securities exchange and do not redeem their shares at the option of the shareholder. By comparison, mutual funds issue securities redeemable at net asset value at the option of the shareholder and typically engage in a continuous offering of their shares. Mutual funds are subject to continuous asset in-flows and out-flows that can complicate portfolio management, whereas closed-end funds generally can stay more fully invested in securities consistent with the closed-end fund’s investment objective and policies. In addition, in comparison to open-end funds, closed-end funds have greater flexibility in their ability to make certain types of investments, including investments in illiquid securities.

Leverage Risk. Based on current market conditions, the Fund does not presently intend within the next 12 months as of the date of this Prospectus to issue preferred stock or borrow funds for investment purposes, but may do so if the Fund’s Board of Trustees determines it is in the best interest of common shareholders. The Fund is permitted to use leverage up to 33.33% of the Fund’s total assets as permitted by the 1940 Act. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and may significantly magnify the Fund’s losses in the event of underperformance of the Healthcare Companies. Interest payments and fees incurred in connection with such borrowings may reduce the amount of distributions available to the Fund’s shareholders. The Fund may also invest in Healthcare REITs, which may incur higher levels of leverage. Accordingly, the Fund, through these investments, may be exposed to higher levels of leverage than the Fund is permitted to, including a greater risk of loss with respect to such investments as a result of higher leverage employed by such entities.

Management Fee Risk. The management fee paid to the Adviser is based on the Fund’s Daily Gross Assets. As a result, investors in the Fund’s shares will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because the management fee is based on the Fund’s gross assets, the Adviser will benefit if and when the Fund issues additional equity, incurs debt or uses leverage. The use of leverage will increase the likelihood of default under any credit facility or other debt instruments the Fund enters into, which would disfavor the holders of Fund shares, including investors in this offering.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his or her shares, and may cause a shareholder to pay taxes even if he or she sells such shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital. Pending the investment of net proceeds in accordance with the Fund’s investment objective and policies, all or a portion of the Fund’s distributions may consist of a return of capital (i.e. from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares (but not below zero) and potentially increase the taxable gain, if any, upon disposition of their shares.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Non-Diversification Risk. Non-diversification risk is the risk that an investment in the Fund could fluctuate in value more than an investment in a diversified fund. As a non-diversified fund for purposes of the 1940 Act, the Fund may invest a larger portion of its assets in the securities of fewer issuers than a diversified fund. The Fund’s investment in fewer issuers may result in the Fund’s shares being more sensitive to the economic results of those issuers. An investment in the Fund could fluctuate in value more than an investment in a diversified fund.

Repurchase Policy Risk. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowings will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

Securities Market Risk. Securities market risk is the risk that the value of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably, due to factors affecting particular companies or the securities markets generally. A general downturn in the securities market may cause multiple asset classes to decline in value simultaneously. Many factors can affect this value and you may lose money by investing in the Fund.

Portfolio Turnover Risk. Portfolio turnover risk is the risk that the Fund’s portfolio turnover will increase the Fund’s transaction costs and may result in increased realization of net short-term capital gains (which are taxable to shareholders as ordinary income when distributed to them), higher taxable distributions and lower after-tax performance.

Securities Lending Risk. Securities lending is subject to the risk that loaned securities may not be available to the Fund on a timely basis and the Fund may, therefore, lose the opportunity to sell the securities at a desirable price. Any loss in the market price of securities loaned by the Fund that occurs during the term of the loan would be borne by the Fund and would adversely affect the Fund’s performance. Also, there may be delays in recovery, or no recovery, of securities loaned should the borrower of the securities fail financially while the loan is outstanding. In addition, voting rights with respect to loaned securities generally pass to the borrower. The Fund, as the lender, retains the right to recall the loans and obtain the return of the securities loaned in order to vote the loaned securities. However, in many circumstances the Fund may be unable to recall the securities in time to vote or may determine that the benefits to the Fund of voting are outweighed by the indirect or direct costs of such a recall. In these circumstances, loaned securities may be voted or not voted in a manner adverse to the best interests of the Fund. All of the aforementioned risks may be greater for Non-U.S. Securities.

These lending transactions must be fully collateralized at all times, but involve some credit risk to the Fund if the borrower or the party (if any) guaranteeing the loan should default on its obligation and the Fund is delayed in or prevented from recovering the collateral. In addition, any income or gains and losses from investing and reinvesting any cash collateral delivered by a borrower pursuant to a loan are generally at the Fund’s risk, and to the extent any such losses reduce the amount of cash below the amount required to be returned to the borrower upon the termination of any loan, the Fund may be required to pay or cause to be paid to such borrower or another entity an amount equal to such shortfall in cash. The Fund generally accepts cash (U.S. and foreign currency), securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, or sovereign debt as collateral for these lending transactions, although in the future may accept other types of collateral.

Risks Relating to Fund’s Tax Status. To remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must meet certain source of income, asset diversification and annual distribution requirements. Very generally, in order to qualify as a RIC, the Fund must derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in stock or other securities. In some cases, if the Fund fails to meet these income requirements at the end of a taxable year, it will be able to cure such failure by paying a Fund-level tax to avoid the loss of its RIC status; such tax could be substantial. The Fund must also meet certain asset diversification requirements at the end of each quarter of each of its taxable years. Failure to meet these diversification requirements on the last day of a quarter will result in the Fund’s loss of RIC status, unless it is able to cure such failure, for instance, by disposing of certain investments, including at disadvantageous times and prices, and, in some cases, by paying a Fund-level tax.

In addition, in order to be eligible for the special tax treatment accorded RICs, the Fund must meet the annual distribution requirement, requiring it to distribute with respect to each taxable year at least 90% of the sum of its “investment company taxable income” (generally-its taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any) and its net tax-exempt income (if any), to its shareholders. Because the Fund currently maintains a credit facility, a margin facility, and may use additional debt financing in the future, the Fund is subject to certain asset coverage ratio requirements under the Investment Company Act that could, under certain circumstances, restrict the Fund from making the distributions necessary to satisfy this annual distribution requirement and to avoid corporate-level U.S. federal income or excise taxes. Any taxable income (including net long-term capital gains) that the Fund is unable to distribute will be subject to fund-level tax at the applicable corporate income tax rate. Further, if the Fund fails to meet the annual distribution requirement or either of the RIC qualification requirements in respect of a taxable year and is ineligible to or otherwise does not cure such failure for any such year, all of its taxable income regardless of whether timely distributed to shareholders will be subject to fund-level tax at the applicable corporate income tax rate and all of its distributions from earnings and profits (including from net long-term capital gains) will be taxable to shareholders as ordinary income.

In any such event, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Fund and its shareholders. In addition, in some cases, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects that a substantial portion of its investments in loans and other debt obligations will be treated as having “market discount” and/or “original issue discount” for U.S. federal income tax purposes, which, in some cases, could be significant. Because the Fund may be required to recognize income in respect of these investments before or without receiving cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income or excise taxes. Accordingly, the Fund may be required to sell portfolio securities, including at potentially disadvantageous times or prices, raise additional debt or equity capital, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates portfolio securities to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net long-term or short-term capital gains from such liquidation transactions, its shareholders may receive larger capital gain or ordinary dividends, respectively, than they would in the absence of such transactions.

Operational and Technology Risk. The Fund, its service providers, and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to a number of different threats or risks that could adversely affect the Fund and its shareholders, despite the efforts of the Fund and its service providers to adopt technologies, processes, and practices intended to mitigate these risks. For example, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of, or prevent access to these systems of the Fund, the Fund’s service providers, counterparties, or other market participants or data within them (a “cyber-attack”).

Power or communications outages, acts of god, information technology equipment malfunctions, operational errors, and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data. Market events also may trigger a volume of transactions that overloads current information technology and communication systems and processes, impacting the ability to conduct the Fund’s operations.

Cyber-attacks, disruptions, or failures that affect the Fund’s service providers or counterparties may adversely affect the Fund and its shareholders, including by causing losses for the Fund or impairing Fund operations. For example, the Fund’s or its service providers’ assets or sensitive or confidential information may be misappropriated, data may be corrupted, and operations may be disrupted (e.g., cyberattacks or operational failures may cause the release of private shareholder information or confidential Fund information, interfere with the processing of shareholder transactions, impact the ability to calculate the Fund’s NAV, and impede trading). In addition, cyber-attacks, disruptions, or failures may cause reputational damage and subject the Fund or its service providers to regulatory fines, litigation costs, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs.

While the Fund and its service providers may establish business continuity and other plans and processes to address the possibility of cyber-attacks, disruptions, or failures, there are inherent limitations in such plans and systems, including that they do not apply to third parties, such as other market participants, as well as the possibility that certain risks have not been identified or that unknown threats may emerge in the future.

Similar types of operational and technology risks are also present for issuers of the Fund’s investments, which could have material adverse consequences for such issuers, and may cause the Fund’s investments to lose value. In addition, cyber-attacks involving a Fund counterparty could affect such counterparty’s ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. Furthermore, as a result of cyber-attacks, disruptions, or failures, an exchange or market may close or issue trading halts on specific securities or the entire market, which may result in the Funds being, among other things, unable to buy or sell certain securities or financial instruments or unable to accurately price its investments. The Fund cannot directly control any cybersecurity plans and systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests, or securities markets and exchanges.

Investment-Related Risks:

Equity Securities Risk. The Fund may invest in equity securities. Equity risk is the risk that the value or market price of equity securities held by the Fund will fall due to general market or economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, changes in interest rates, and the particular circumstances and performance of particular companies whose securities the Fund holds. The price of an equity security of an issuer may be particularly sensitive to general movements in the stock market, or a drop in the stock market may depress the price of most or all of the equity securities held by the Fund. In addition, equity securities held by the Fund may decline in price if the issuer fails to make anticipated distributions or dividend payments because, among other reasons, the issuer experiences a decline in its financial condition.

Debt Securities Risk. The Fund may invest in debt securities. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced or to fluctuate more than other types of investments. This kind of market risk is generally greater for funds investing in debt securities with longer maturities.

Selection Risk. Different types of equity securities tend to shift into and out of favor with investors, depending on market and economic conditions. The performance of funds that invest in healthcare industry equity securities may at times be better or worse than the performance of funds that focus on other types of securities or that have a broader investment style.

Non-Payment Risk. Debt securities are subject to the risk of non-payment of scheduled interest and/or principal. Nonpayment would result in a reduction of income to the Fund, a reduction in the value of the security experiencing nonpayment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated.

Concentration Risk. Under normal market conditions, the Fund expects to invest at least 80% of its total assets in securities of Healthcare Companies. As a result, the Fund’s portfolio will be more sensitive to, and possibly more adversely affected by, regulatory, economic or political factors or trends relating to the healthcare industries than a portfolio of companies representing a larger number of industries. As a result of its concentration policy, the Fund’s investments may be subject to greater risk and market fluctuation than a fund that has securities representing a broader range of investments. The Fund may occasionally make investments in any company with the objective of controlling or influencing the management and policies of that company, which could potentially make the Fund more susceptible to declines in the value of the company’s stock. The Adviser may seek control in public companies only occasionally and most often in companies with a small capitalization.

Healthcare Companies have in the past been characterized by limited product focus, rapidly changing technology and extensive government regulation. In particular, technological advances can render an existing product, which may account for a disproportionate share of a company’s revenue, obsolete. Obtaining governmental approval from agencies such as the FDA for new products can be lengthy, expensive and uncertain as to outcome. Such delays in product development may result in the need to seek additional capital, potentially diluting the interests of existing investors such as the Fund. In addition, governmental agencies may, for a variety of reasons, restrict the release of certain innovative technologies of commercial significance. These various factors may result in abrupt advances and declines in the securities prices of particular companies and, in some cases, may have a broad effect on the prices of securities of companies in particular healthcare industries.

A concentration of investments in any healthcare industry or in Healthcare Companies generally may increase the risk and volatility of an investment company’s portfolio. Such volatility is not limited to the biotechnology industry, and companies in other industries may be subject to similar abrupt movements in the market prices of their securities. No assurance can be given that future declines in the market prices of securities of companies in the industries in which the Fund may invest will not occur, or that such declines will not adversely affect the NAV or the price of the shares.

Intense competition exists within and among certain healthcare industries, including competition to obtain and sustain proprietary technology protection. Healthcare Companies can be highly dependent on the strength of patents, trademarks and other intellectual property rights for maintenance of profit margins and market exclusivity. The complex nature of the technologies involved can lead to patent disputes, including litigation that could result in a company losing an exclusive right to a patent. Competitors of Healthcare Companies, particularly of the emerging growth Healthcare Companies in which the Fund may invest, may have substantially greater financial resources, more extensive development, manufacturing, marketing and service capabilities, and a larger number of qualified managerial and technical personnel. Such competitors may succeed in developing technologies and products that are more effective or less costly than any that may be developed by Healthcare Companies in which the Fund invests and may also prove to be more successful in production and marketing. Competition may increase further as a result of potential advances in health services and medical technology and greater availability of capital for investment in these fields.

Cost containment measures already implemented by the federal government, state governments and the private sector have adversely affected certain sectors of Healthcare industries. The implementation of the Affordable Care Act (“ACA”) may create increased demand for Healthcare products and services, but also may have an adverse effect on some companies in Healthcare industries, as discussed further below under “Risks Associated with Implementation of ACA.” In addition, the restructuring or repeal of the ACA may result in slower than expected Healthcare utilization and patient volume trends. Increased emphasis on managed care in the U.S. may put pressure on the price and usage of products and services sold by Healthcare Companies in which the Fund may invest and may adversely affect the sales and revenues of Healthcare Companies.

Product development efforts by Healthcare Companies may not result in commercial products for many reasons, including, but not limited to, failure to achieve acceptable clinical trial results, limited effectiveness in treating the specified condition or illness, harmful side effects, failure to obtain regulatory approval, and high manufacturing costs. Even after a product is commercially released, governmental agencies may require additional clinical trials or change the labeling requirements for products if additional product side effects are identified, which could have a material adverse effect on the market price of the securities of those Healthcare Companies.

Certain Healthcare Companies in which the Fund may invest may be exposed to potential product liability risks that are inherent in the testing, manufacturing, marketing and sale of pharmaceutical, medical device or other products. A product liability claim may have a material adverse effect on the business, financial condition or securities prices of a company in which the Fund has invested.

All of these factors may cause the value of the Fund’s shares to fluctuate significantly over relatively short periods of time.

Pharmaceutical Sector Risk. The success of companies in the pharmaceutical sector is highly dependent on the development, procurement and marketing of drugs. The values of pharmaceutical companies are also dependent on the development, protection and exploitation of intellectual property rights and other proprietary information, and the profitability of pharmaceutical companies may be significantly affected by such things as the expiration of patents or the loss of, or the inability to enforce, intellectual property rights. The research and other costs associated with developing or procuring new drugs and the related intellectual property rights can be significant, and the results of such research and expenditures are unpredictable. There can be no assurance that those efforts or costs will result in the development of a profitable drug. Pharmaceutical companies may be susceptible to product obsolescence. Many pharmaceutical companies face intense competition from new products and less costly generic products. Moreover, the process for obtaining regulatory approval by the FDA or other governmental regulatory authorities is long and costly and there can be no assurance that the necessary approvals will be obtained or maintained.

The pharmaceutical sector is also subject to rapid and significant technological change and competitive forces that may make drugs obsolete or make it difficult to raise prices and, in fact, may result in price discounting. Companies in the pharmaceutical sector may also be subject to expenses and losses from extensive litigation based on intellectual property, product liability and similar claims. Failure of pharmaceutical companies to comply with applicable laws and regulations can result in the imposition of civil and criminal fines, penalties and, in some instances, exclusion of participation in government sponsored programs such as Medicare and Medicaid.

Companies in the pharmaceutical sector may be adversely affected by government regulation and changes in reimbursement rates. The ability of many pharmaceutical companies to commercialize current and any future products depends in part on the extent to which reimbursement for the cost of such products and related treatments are available from third party payors, such as Medicare, Medicaid, private health insurance plans and health maintenance organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products.

Significant uncertainty exists as to the reimbursement status of healthcare products, and there can be no assurance that adequate third-party coverage will be available for pharmaceutical companies to obtain satisfactory price levels for their products.

The international operations of many pharmaceutical companies expose them to risks associated with instability and changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations and other risks inherent to international business. Additionally, a pharmaceutical company’s valuation can often be based largely on the potential or actual performance of a limited number of products. A pharmaceutical company’s valuation can also be greatly affected if one of its products proves unsafe, ineffective or unprofitable. Such companies also may be characterized by thin capitalization and limited markets, financial resources or personnel, as well as dependence on wholesale distributors. The stock prices of companies in the pharmaceutical industry have been and will likely continue to be extremely volatile.

Biotechnology Industry Risk. The success of biotechnology companies is highly dependent on the development, procurement and/or marketing of drugs. The values of biotechnology companies are also dependent on the development, protection and exploitation of intellectual property rights and other proprietary information, and the profitability of biotechnology companies may be significantly affected by such things as the expiration of patents or the loss of, or the inability to enforce, intellectual property rights.

The research and other costs associated with developing or procuring new drugs, products or technologies and the related intellectual property rights can be significant, and the results of such research and expenditures are unpredictable. There can be no assurance that those efforts or costs will result in the development of a profitable drug, product or technology. Moreover, the process for obtaining regulatory approval by the FDA or other governmental regulatory authorities is long and costly and there can be no assurance that the necessary approvals will be obtained or maintained.

The biotechnology sector is also subject to rapid and significant technological change and competitive forces that may make drugs, products or technologies obsolete or make it difficult to raise prices and, in fact, may result in price discounting. Companies in the biotechnology sector may also be subject to expenses and losses from extensive litigation based on intellectual property, product liability and similar claims. Failure of biotechnology companies to comply with applicable laws and regulations can result in the imposition of civil and/or criminal fines, penalties and, in some instances, exclusion of participation in government sponsored programs such as Medicare and Medicaid.

Companies in the biotechnology sector may be adversely affected by government regulation and changes in reimbursement rates. Healthcare providers, principally hospitals, which transact with companies in the biotechnology industry, often rely on third party payors, such as Medicare, Medicaid, private health insurance plans and health maintenance organizations to reimburse all or a portion of the cost of healthcare related products or services. Biotechnology companies will continue to be affected by the efforts of governments and third party payors to contain or reduce healthcare costs. For example, certain foreign markets control pricing or profitability of biotechnology products and technologies. In the United States, there has been, and there will likely to continue to be, a number of federal and state proposals to implement similar controls.

A biotechnology company’s valuation could be based on the potential or actual performance of a limited number of products. A biotechnology company’s valuation could be affected if one of its products proves unsafe, ineffective or unprofitable. Such companies may also be characterized by thin capitalization and limited markets, financial resources or personnel. The stock prices of companies involved in the biotechnology sector have been and will likely continue to be extremely volatile.

Managed Care Sector Risk. Companies in the managed care sector often assume the risk of both medical and administrative costs for their customers in return for monthly premiums. The profitability of these products depends in large part on the ability of such companies to predict, price for, and effectively manage medical costs.

Managed care companies base the premiums they charge and their Medicare bids on estimates of future medical costs over the fixed contract period; however, many factors may cause actual costs to exceed what was estimated and reflected in premiums or bids. These factors may include medical cost inflation, increased use of services, increased cost of individual services, natural catastrophes or other large-scale medical emergencies, epidemics, the introduction of new or costly treatments and technology, new mandated benefits (such as the expansion of essential benefits coverage) or other regulatory changes and insured population characteristics. Relatively small differences between predicted and actual medical costs or utilization rates as a percentage of revenues can result in significant changes in our financial results.

Managed care companies are regulated at the federal, state, local and international levels. Insurance and HMO subsidiaries must be licensed by and are subject to the regulations of the jurisdictions in which they conduct business. Health plans and insurance companies are also regulated under state insurance holding company regulations, and some of our activities may be subject to other healthcare-related regulations. The healthcare industry is also regularly subject to negative publicity, including as a result of governmental investigations, adverse media coverage and political debate surrounding industry regulation. Negative publicity may adversely affect stock price, damage the reputation of managed care companies in various markets or foster an increasingly active regulatory environment, which, in turn, could further increase the regulatory burdens under which such companies operate and their costs of doing business.

The implementation and restructuring of the ACA and other reforms could materially and adversely affect the manner in which managed care companies conduct business, as well as their operational outcomes, financial positions and cash flows. The ACA includes guaranteed coverage and expanded benefit requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded, establishes minimum medical loss ratios, creates a federal premium review process, imposes new requirements on the format and content of communications (such as explanations of benefits) between health insurers and their members, grants to members new and additional appeal rights, and imposes new and significant taxes on health insurers and healthcare benefits. Modifications to the ACA could potentially reduce patient access and contract-covered lives under managed care, and impose new coverage features that would be adverse to profit margins.

Managed care companies contract with physicians, hospitals, pharmaceutical benefit service providers, pharmaceutical manufacturers, and other healthcare providers for services. Such companies’ results of operations and prospects are substantially dependent on their continued ability to contract for these services at competitive prices. Failure to develop and maintain satisfactory relationships with healthcare providers, whether in-network or out-of-network, could materially and adversely affect business, results of operations, financial position and cash flows.

Life Science and Tools Industry Risk. Life sciences industries are characterized by limited product focus, rapidly changing technology and extensive government regulation. In particular, technological advances can render an existing product, which may account for a disproportionate share of a company’s revenue, obsolete. Obtaining governmental approval from agencies such as the FDA and the U.S. Department of Agriculture for new products can be lengthy, expensive and uncertain as to outcome. Such delays in product development may result in the need to seek additional capital, potentially diluting the interests of existing investors such as the Fund. In addition, governmental agencies may, for a variety of reasons, restrict the release of certain innovative technologies of commercial significance, such as genetically altered material. These various factors may result in abrupt advances and declines in the securities prices of particular companies and, in some cases, may have a broad effect on the prices of securities of companies in particular life sciences industries.

Intense competition exists within and among certain life sciences industries, including competition to obtain and sustain proprietary technology protection. Life sciences companies can be highly dependent on the strength of patents, trademarks and other intellectual property rights for maintenance of profit margins and market share. The complex nature of the technologies involved can lead to patent disputes, including litigation that could result in a company losing an exclusive right to a patent. Competitors of life sciences companies may have substantially greater financial resources, more extensive development, manufacturing, marketing and service capabilities, and a larger number of qualified managerial and technical personnel. Such competitors may succeed in developing technologies and products that are more effective or less costly than any that may be developed by life sciences companies in which the Fund invests and may also prove to be more successful in production and marketing. Competition may increase further as a result of potential advances in health services and medical technology and greater availability of capital for investment in these fields.

Cost containment measures already implemented by the federal government, state governments and the private sector have adversely affected certain sectors of Healthcare industries. The implementation of the ACA may create increased demand for Healthcare products and services, but also may have an adverse effect on some companies in such industries. Increased emphasis on managed care in the United States may put pressure on the price and usage of products sold by life science companies in which the Fund may invest and may adversely affect the sales and revenues of such companies. In addition, the restructuring or repeal of the ACA may result in lower utilization of life science and tools products and services. A reduction in the research budget of the National Institutes of Health may also result in reduced annual research outlays and adversely impact the demand for life science and tools products and services.

Product development efforts by life sciences companies may not result in commercial products for many reasons, including, but not limited to, failure to achieve acceptable clinical trial results, limited effectiveness in treating the specified condition or illness, harmful side effects, failure to obtain regulatory approval, and high manufacturing costs. Even after a product is commercially released, governmental agencies may require additional clinical trials or change the labeling requirements for products if additional product side effects are identified, which could have a material adverse effect on the market price of the securities of those life sciences companies.

Certain life sciences companies in which the Fund may invest may be exposed to potential product liability risks that are inherent in the testing, manufacturing, marketing and sale of pharmaceuticals, medical devices or other products. There can be no assurance that a product liability claim would not have a material adverse effect on the business, financial condition or securities prices of a company in which the Fund has invested.

Healthcare Technology Sector Risk. Companies in the healthcare technology sector may incur substantial costs related to product-related liabilities. Many of the software solutions, healthcare devices or services developed by such companies are intended for use in collecting, storing and displaying clinical and healthcare-related information used in the diagnosis and treatment of patients and in related healthcare settings such as admissions, billing, etc. The limitations of liability set forth in the companies’ contracts may not be enforceable or may not otherwise protect these companies from liability for damages. Healthcare technology companies may also be subject to claims that are not covered by contract, such as a claim directly by a patient. Although such companies may maintain liability insurance coverage, there can be no assurance that such coverage will cover any particular claim that has been brought or that may be brought in the future, that such coverage will prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all.

Healthcare technology companies may experience interruption at their data centers or client support facilities. The business of such companies often relies on the secure electronic transmission, data center storage and hosting of sensitive information, including protected health information, financial information and other sensitive information relating to clients, company and workforce. In addition, such companies may perform data center and/or hosting services for certain clients, including the storage of critical patient and administrative data and support services through various client support facilities. If any of these systems are interrupted, damaged or breached by an unforeseen event or actions of a third party, including a cyber-attack, or fail for any extended period of time, it could have a material adverse impact on the results of operations for such companies.

The proprietary technology developed by healthcare technology companies may be subject to claims for infringement or misappropriation of intellectual property rights of others, or may be infringed or misappropriated by others. Despite our protective measures and intellectual property rights, such companies may not be able to adequately protect against theft, copying, reverse-engineering, misappropriation, infringement or unauthorized use or disclosure of their intellectual property, which could have an adverse effect on their competitive position. In addition, these companies are routinely involved in intellectual property infringement or misappropriation claims and it is expected that this activity will continue or even increase as the number of competitors, patents and patent enforcement organizations in the healthcare technology market increases, the functionality of software solutions and services expands, the use of open-source software increases and new markets such as healthcare device innovation, healthcare transactions, revenue cycle, population health management and life sciences are entered into. These claims, even if not meritorious, are expensive to defend and are often incapable of prompt resolution.

The success of healthcare technology companies depends upon the recruitment and retention of key personnel. To remain competitive, such companies must attract, motivate and retain highly skilled managerial, sales, marketing, consulting and technical personnel, including executives, consultants, programmers and systems architects skilled in healthcare technology, healthcare devices, healthcare transactions, population health management, revenue cycle and life sciences industries and the technical environments in which solutions, devices and services are needed. Competition for such personnel in the healthcare technology sector is intense in both the United States and abroad. The failure to attract additional qualified personnel could have a material adverse effect on healthcare technology companies’ prospects for long-term growth.

Healthcare Services Sector Risk. The operations of healthcare services companies are subject to extensive federal, state and local government regulations, including Medicare and Medicaid payment rules and regulations, federal and state anti-kickback laws, the physician self-referral law (“Stark Law”) and analogous state self-referral prohibition statutes, Federal Acquisition Regulations, the FCA and federal and state laws regarding the collection, use and disclosure of patient health information and the storage, handling and administration of pharmaceuticals. The Medicare and Medicaid reimbursement rules related to claims submission, enrollment and licensing requirements, cost reporting, and payment processes impose complex and extensive requirements upon dialysis providers as well. A violation or departure from any of these legal requirements may result in government audits, lower reimbursements, significant fines and penalties, the potential loss of certification, recoupment efforts or voluntary repayments. If a healthcare services company fails to adhere to all of the complex government regulations that apply to their businesses, such companies could suffer severe consequences that would substantially reduce revenues, earnings, cash flows and stock price.

A substantial percentage of a healthcare services company’s service revenues may generate from patients who have state Medicaid or other non-Medicare government-based programs, such as coverage through the VA, as their primary coverage. As state governments and other governmental organizations face increasing budgetary pressure, healthcare services companies may in turn face reductions in payment rates, delays in the receipt of payments, limitations on enrollee eligibility or other changes to the applicable programs.

Current economic conditions could adversely affect the business and profitability of healthcare services companies. Among other things, the potential decline in federal and state revenues that may result from such conditions may create additional pressures to contain or reduce reimbursements for services from Medicare, Medicaid and other government sponsored programs. Increasing job losses or slow improvement in the unemployment rate in the United States as a result of current or recent economic conditions has and may continue to result in a smaller percentage of patients being covered by an employer group health plan and a larger percentage being covered by lower paying Medicare and Medicaid programs. Employers may also begin to select more restrictive commercial plans with lower reimbursement rates. To the extent that payors are negatively impacted by a decline in the economy, we may experience further pressure on commercial rates, a further slowdown in collections and a reduction in the amounts we expect to collect. In addition, uncertainty in the financial markets could adversely affect the variable interest rates payable under credit facilities or could make it more difficult to obtain or renew such facilities or to obtain other forms of financing in the future, if at all. Any or all of these factors, as well as other consequences of the current economic conditions which cannot currently be anticipated, could have a material adverse effect on a healthcare services company’s revenues, earnings and cash flows and otherwise adversely affect its financial condition.

Healthcare Supplies Sector Risk. If healthcare supplies companies are unable to successfully expand their product lines through internal research and development and acquisitions, their business may be materially and adversely affected. In addition, if these companies are unable to successfully grow their businesses through marketing partnerships and acquisitions, their business may be materially and adversely affected.

Consolidation of healthcare providers has increased demand for price concessions and caused the exclusion of suppliers from significant market segments. It is expected that market demand, government regulation, third-party reimbursement policies, government contracting requirements and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among customers and competitors. This may exert further downward pressure on the prices of healthcare supplies companies’ products and adversely impact their business, financial condition or results of operations.

Quality is extremely important to healthcare supplies companies and their customers due to the serious and costly consequences of product failure. Quality certifications are critical to the marketing success of our products and services. If a healthcare supplies company fails to meet these standards or fails to adapt to evolving standards, its reputation could be damaged, it could lose customers, and its revenue and results of operations could decline.

The ACA was enacted in the United States in March 2010. In addition to a medical device tax, effective as of January 2020, there are many programs and requirements for which the details have not yet been fully established or consequences not fully understood. It is unclear what healthcare programs and regulations will be ultimately implemented at either the federal or state level, but any changes that may decrease reimbursement for healthcare supplies companies’ products, reduce medical procedure volumes or increase cost containment measures could adversely impact the business of such companies.

Healthcare Facilities Sector Risk. A healthcare facility’s ability to negotiate favorable contracts with HMOs, insurers offering preferred provider arrangements and other managed care plans significantly affects the revenues and operating results of such healthcare facilities. In addition, private payors are increasingly attempting to control healthcare costs through direct contracting with hospitals to provide services on a discounted basis, increased utilization reviews and greater enrollment in managed care programs, such as HMOs and PPOs. The trend toward consolidation among private managed care payors tends to increase their bargaining power over prices and fee structures. It is not clear what impact, if any, the increased obligations on private payors imposed by the healthcare reform law will have on a healthcare facility’s ability to negotiate reimbursement increases. However, as various provisions of the ACA are implemented, including the establishment of the exchanges, non-government payors may increasingly demand reduced fees. If a healthcare facility is unable to enter into and maintain managed care contractual arrangements on acceptable terms, if it experiences material reductions in the contracted rates received from managed care payors, or if it has difficulty collecting from managed care payors, its results of operations could be adversely affected.

Further changes in the Medicare and Medicaid programs or other government healthcare programs could have an adverse effect on a healthcare facility’s business. In addition to the changes affected by the ACA, the Medicare and Medicaid programs are subject to other statutory and regulatory changes, administrative rulings, interpretations and determinations concerning patient eligibility requirements, funding levels and the method of calculating payments or reimbursements, among other things, requirements for utilization review, and federal and state funding restrictions. All of these could materially increase or decrease payments from government programs in the future, as well as affect the cost of providing services to patients and the timing of payments to facilities, which could in turn adversely affect a healthcare facility’s overall business, financial condition, results of operations or cash flows.

Healthcare facilities continue to be adversely affected by a high volume of uninsured and underinsured patients, as well as declines in commercial managed care patients. As a result, healthcare facilities continue to experience a high level of uncollectible accounts, and, unless their business mix shifts toward a greater number of insured patients as a result of the ACA or otherwise, the trend of higher co-pays and deductibles reverses, or the economy improves and unemployment rates decline, it is anticipated that this high level of uncollectible accounts will continue or increase. In addition, even after implementation of the ACA, healthcare facilities may continue to experience significant levels of bad debt expense and may have to provide uninsured discounts and charity care for undocumented aliens who are not permitted to enroll in a health insurance exchange or government healthcare program.

The restructuring or repeal of the ACA could materially reduce the number of persons with health insurance in the U.S. and precipitate adverse patient mix shifts away from higher-paying commercial and exchange-insured populations towards lower-paying Medicare, Medicaid and self-pay populations. Such changes may adversely affect fundamental drivers of healthcare service company revenue growth and profitability, like inpatient and outpatient volumes, laboratory testing volumes, radiology and imaging volumes, post-acute care volumes and services, and overall Healthcare expenditures. This may impair the manner in which Healthcare facilities conduct business, as well as their operational outcomes, financial positions and cash flows.

Healthcare Equipment Sector Risk. The medical device markets are highly competitive and a healthcare equipment company many be unable to compete effectively. These markets are characterized by rapid change resulting from technological advances and scientific discoveries. Development by other companies of new or improved products, processes, or technologies may make a healthcare equipment company’s products or proposed products less competitive. In addition, these companies face competition from providers of alternative medical therapies such as pharmaceutical companies.

Medical devices and related business activities are subject to rigorous regulation, including by the FDA, DOJ, and numerous other federal, state, and foreign governmental authorities. These authorities and members of Congress have been increasing their scrutiny of the healthcare equipment industry. In addition, certain states have recently passed or are considering legislation restricting healthcare equipment companies’ interactions with healthcare providers and requiring disclosure of certain payments to them. It is anticipated that governmental authorities will continue to scrutinize this industry closely, and that additional regulation may increase compliance and legal costs, exposure to litigation, and other adverse effects to operations.

Healthcare equipment companies are substantially dependent on patent and other proprietary rights and failing to protect such rights or to be successful in litigation related to such rights may result in the payment of significant monetary damages and/or royalty payments, may negatively impact the ability of healthcare equipment companies to sell current or future products, or may prohibit such companies from enforcing our patent and other proprietary rights against others.

Quality problems with the processes, goods and services of a healthcare equipment company could harm the company’s reputation for producing high-quality products and erode its competitive advantage, sales and market share. Quality is extremely important to healthcare equipment companies and their customers due to the serious and costly consequences of product failure. Quality certifications are critical to the marketing success of goods and services. If a healthcare equipment company fails to meet these standards, its reputation could be damaged, it could lose customers, and its revenue and results of operations could decline.

Healthcare Distributors Sector Risk. Companies in the healthcare distribution sector operate in markets that are highly competitive. Because of competition, many of these companies face pricing pressures from customers and suppliers. If these companies are unable to offset margin reductions caused by pricing pressures through steps such as effective sourcing and enhanced cost control measures, the financial condition of such companies could be adversely affected. In addition, in recent years, the healthcare industry has continued to consolidate. Further consolidation among customers and suppliers (including branded pharmaceutical manufacturers) could give the resulting enterprises greater bargaining power, which may adversely impact the financial condition of companies in the healthcare distribution sector.

Fewer generic pharmaceutical launches or launches that are less profitable than those previously experienced may have an adverse effect on the profits of companies in the healthcare distribution sector. Additionally, prices for existing generic pharmaceuticals generally decline over time, although this may vary. Price deflation on existing generic pharmaceuticals may have an adverse effect on company profits. With respect to branded pharmaceutical price appreciation, if branded manufacturers increase prices less frequently or by amounts that are smaller than have been experienced historically, healthcare distribution companies may profit less from branded pharmaceutical agreements.

The healthcare industry is highly regulated, and healthcare distribution companies are subject to regulation in the United States at both the federal and state level and in foreign countries. If healthcare distribution companies fail to comply with these regulatory requirements, the financial condition of such companies could be adversely affected.

Due to the nature of the business of healthcare distribution companies, such companies may from time to time become involved in disputes or legal proceedings. For example, some of the products that these companies distribute may be alleged to cause personal injury or violate the intellectual property rights of another party, subjecting such companies to product liability or infringement claims. Litigation is inherently unpredictable, and the unfavorable resolution of one or more of these legal proceedings could adversely affect the cash flows of healthcare distribution companies.

Healthcare distribution companies depend on the availability of various components, compounds, raw materials and energy supplied by others for their operations. Any of these supplier relationships could be interrupted due to events beyond the control of such companies, including natural disasters, or could be terminated. A sustained supply interruption could have an adverse effect on business.

Health and Wellness Sector Risk. The health and wellness sector of the healthcare industry is highly regulated, and the production, packaging, labeling, advertising, distribution, licensing and/or sale of health and wellness products and services may be subject to regulation by several U.S. federal agencies, including the FDA, the Federal Trade Commission, the Consumer Product Safety Commission, and the Environmental Protection Agency, as well as various state, local and international laws and agencies of the localities in which such products and services are offered or are sold. Government regulations may prevent or delay the introduction or require design modifications of these products. Regulatory authorities may not accept the evidence of safety presented for existing or new products or services that a health and wellness company may wish to market, or they may determine that a particular product or service presents an unacceptable health risk. If health and wellness companies are unable to obtain regulatory approval or fail to comply with these regulatory requirements, the financial condition of such companies could be adversely affected.

There can be no assurance that future changes in government regulation will not adversely affect the healthcare industry, including health and wellness operators, weight loss programs, supplement providers and centers for disease prevention. The health and wellness industry is highly competitive and an emerging health and wellness company may be unable to compete effectively. Health and wellness companies are particularly susceptible to unfavorable publicity or client rejection of products, which could reduce sales of products or services. Safety, quality and efficacy standards are extremely important for health and wellness companies. If a health and wellness company fails to meet these standards, its reputation could be damaged, it could lose customers, and its revenue and results of operations could decline. Additionally, these companies rely heavily on the implementation of health and wellness programs by employers and health insurers to be successful.

Cosmetics and Skincare Risk. The cosmetics, fragrance, skin care, hair and beauty care products business categories are highly competitive. Companies operating in these sectors must consistently develop new or improved products that may be subject to federal, state and international regulations. Cosmetics and skincare companies are substantially dependent on patent and other proprietary rights and failing to protect such rights or to be successful in litigation related to such rights may result in the payment of significant monetary damages and/or royalty payments, may negatively impact the ability of such companies to sell current or future products, or may prohibit such companies from enforcing our patent and other proprietary rights against others. These companies also rely on trademarks, trade secret protections, know-how and contractual safeguards to protect our non-patented intellectual property and proprietary technology. Costly and time-consuming litigation could be necessary to enforce and determine the scope and protect ability of confidential information, and failure to maintain the confidentiality of confidential information could adversely affect cosmetics and skincare businesses by causing such companies to lose any competitive advantage maintained through such confidential information.

Healthcare REIT Risk. The healthcare industry is highly regulated, and changes in government regulation and reimbursement can have material adverse consequences on its participants, including Healthcare REITs, some of which may be unintended. The healthcare industry is also highly competitive, and the operators and managers of underlying properties of Healthcare REITs may encounter increased competition for residents and patients, including with respect to the scope and quality of care and services provided, reputation and financial condition, physical appearance of the properties, price and location. If tenants, operators and managers of the underlying properties of Healthcare REITs are unable to successfully compete with other operators and managers by maintaining profitable occupancy and rate levels, their ability to meet their respective obligations to Healthcare REITs may be materially adversely affected. There can be no assurance that future changes in government regulation will not adversely affect the healthcare industry, including seniors housing and healthcare operations, tenants and operators, nor can it be certain that tenants, operators and managers of the underlying properties of Healthcare REITs will achieve and maintain occupancy and rate levels that will enable them to satisfy their obligations to a Healthcare REIT. Any adverse changes in the regulation of the healthcare industry or the competitiveness of the tenants, operators and managers of the underlying properties of Healthcare REITs could have a more pronounced effect on a Healthcare REIT than if it had investments outside the seniors housing and healthcare industries. Regulation of the long-term healthcare industry generally has intensified over time both in the number and type of regulations and in the efforts to enforce those regulations. Federal, state and local laws and regulations affecting the healthcare industry include those relating to, among other things, licensure, conduct of operations, ownership of facilities, addition of facilities and equipment, allowable costs, services, prices for services, qualified beneficiaries, quality of care, patient rights, fraudulent or abusive behavior, and financial and other arrangements that may be entered into by healthcare providers. In addition, changes in enforcement policies by federal and state governments have resulted in an increase in the number of inspections, citations of regulatory deficiencies and other regulatory sanctions, including terminations from the Medicare and Medicaid programs, bars on Medicare and Medicaid payments for new admissions, civil monetary penalties and even criminal penalties. It is not possible to predict the scope of future federal, state and local regulations and legislation, including the Medicare and Medicaid statutes and regulations, or the intensity of enforcement efforts with respect to such regulations and legislation, and any changes in the regulatory framework could have a material adverse effect on the tenants, operators and managers of underlying properties of Healthcare REITs, which, in turn, could have a material adverse effect on Healthcare REITs themselves.

If tenants, operators and managers of underlying properties of Healthcare REITs fail to comply with the extensive laws, regulations and other requirements applicable to their businesses and the operation of properties, they could become ineligible to receive reimbursement from governmental and private third-party payor programs, face bans on admissions of new patients or residents, suffer civil or criminal penalties or be required to make significant changes to their operations. Tenants, operators and managers of underlying properties of Healthcare REITs also could face increased costs related to healthcare regulation, such as the ACA, or be forced to expend considerable resources in responding to an investigation or other enforcement action under applicable laws or regulations. In such event, the results of operations and financial condition of tenants, operators and managers of underlying properties of Healthcare REITs and the results of operations of properties operated or managed by those entities could be adversely affected, which, in turn, could have a material adverse effect on Healthcare REITs.

Certain tenants and operators of underlying properties of Healthcare REITs may rely on reimbursement from third-party payors, including the Medicare and Medicaid programs, for substantially all of their revenues. Federal and state legislators and regulators have adopted or proposed various cost-containment measures that would limit payments to healthcare providers, and budget crises and financial shortfalls have caused states to implement or consider Medicaid rate freezes or cuts. Private third-party payors also have continued their efforts to control healthcare costs. There is no assurance that tenants and operators of underlying properties of Healthcare REITs who currently depend on governmental or private payor reimbursement will be adequately reimbursed for the services they provide. Significant limits by governmental and private third-party payors on the scope of services reimbursed or on reimbursement rates and fees, whether from legislation, administrative actions or private payor efforts, could have a material adverse effect on the liquidity, financial condition and results of operations of certain tenants and operators of underlying properties of Healthcare REITs, which could affect adversely their ability to comply with the terms of leases and have a material adverse effect on Healthcare REITs.

RISKS ASSOCIATED WITH IMPLEMENTATION OF ACA

In March 2010, the ACA was enacted. The ACA contains a number of provisions that could affect the Fund and its investments over the next several years. These provisions include establishing health insurance exchanges to facilitate the purchase of qualified health plans, expanding Medicaid eligibility, subsidizing insurance premiums and creating requirements and incentives for businesses to provide healthcare benefits. Other provisions contain changes to healthcare fraud and abuse laws and expand the scope of the Federal False Claims Act. The ACA contains numerous other measures that could also affect the Fund. For example, payment modifiers are to be developed that will differentiate payments to physicians under federal healthcare programs based on quality of care. In addition, other provisions authorize voluntary demonstration projects relating to the bundling of payments for episodes of hospital care and the sharing of cost savings achieved under the Medicare program. In October 2011, CMS issued a final rule under the ACA that is intended to allow physicians, hospitals and other healthcare providers to coordinate care for Medicare beneficiaries through Accountable Care Organizations (“ACOs”). ACOs are entities consisting of healthcare providers and suppliers organized to deliver services to Medicare beneficiaries. An ACO is eligible to receive a share of any cost savings it can achieve by delivering services to those beneficiaries at a cost below a set baseline with a sufficient quality of care. The Adviser continues to evaluate the impact of ACO regulations on the Fund’s business and operations.

Many of the ACA’s most significant reforms, such as the establishment of state-based and federally-facilitated insurance exchanges that provide a marketplace for eligible individuals and small employers to purchase healthcare insurance, are subject to state-specific modification that may reduce the number of insured persons and impair the profitability of healthcare companies servicing persons insured under the ACA. For example, states are able to exercise Section 1115 Medicaid demonstration waivers that provide states with an avenue to test new approaches in Medicaid that differ from federal program rules. As of October 2018, 16 states have approved Section 1115 Waivers, and 20 states have approved & pending 1115 Waivers.

The ACA also allows states to expand their Medicaid programs through an increase in the Medicaid eligibility income limit from a state’s current eligibility levels up to 133% of the federal poverty level. As of February 2019, 33 states and DC have accepted federal funding to expand Medicaid under the ACA. Three additional states (Utah, Idaho, and Nebraska) have approved expansion initiatives on their 2018 ballots and are expected to expand Medicaid coverage over the next year or so. This leaves 14 states that have not expanded Medicaid programs. The extent to which states will expand their Medicaid programs by raising the income limit to 133% of the federal poverty level is unclear. In addition, the extent to which states will expand or contract their Medicaid programs is unclear. As a result of these and other uncertainties, we cannot predict whether the number of uninsured patients beyond 2018 will be greater than in previous years.

Federal and state agencies are expected to continue to develop regulations and implement provisions of the ACA. However, given the complexity and the number of changes expected as a result of the ACA, as well as the implementation timetable for many of those changes, it is not possible to predict the ultimate impacts of the ACA, as they may not be known for several years. The ACA also remains subject to continuing legislative scrutiny, including efforts by Congress to amend or repeal a number of its provisions, as well as administrative actions delaying the effectiveness of key provisions. As a result, it is not possible to predict with any certainty the ultimate effects of the ACA on the Fund, nor is it possible to provide any assurances that its provisions will not have material adverse effects on the Fund.

Illiquidity of Investments. The investments made by the Fund may be very illiquid, and consequently, the Fund may not be able to sell such investments at prices that reflect the Adviser’s assessment of their fair value or the amount paid for such investments by the Fund. Illiquidity may result from the absence of an established market for the investments as well as legal, contractual or other restrictions on their resale by the Fund and other factors. Furthermore, the nature of the Fund’s investments, especially those in financially stressed and distressed companies, may require a long holding period prior to being able to determine whether the investment will be profitable or not. There is no limit on the amount of the Fund’s investment portfolio that can be invested in illiquid securities.

Risks of Investing in High-Yield Securities, also Known as “Junk Securities.” A substantial portion of the Fund’s investments will consist of investments that may generally be characterized as “high-yield securities” or “junk securities.” Such securities are typically rated below investment grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment grade, and have greater credit and liquidity risk than more highly rated obligations. High-yield securities are generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high-yield securities reflects a greater possibility that adverse changes in the financial condition of the issuer or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the issuer to make payment of principal and interest. Many issuers of high-yield securities are highly leveraged, and their relatively high debt to equity ratios create increased risks that their operations might not generate sufficient cash flow to service their obligations. Overall declines in the high-yield bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their obligations at maturity.

High-yield securities are often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. High-yield securities that are debt instruments have historically experienced greater default rates than has been the case for investment grade securities. The Fund may also invest in equity securities issued by entities whose obligations are unrated or are rated below investment grade.

The Fund is authorized to invest in obligations of issuers that are generally trading at significantly higher yields than had been historically typical of the applicable issuer’s obligations. Such investments may include debt obligations that have a heightened probability of being in covenant or payment default in the future. Such investments generally are considered highly speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recovery of cash payments or an exchange of the defaulted security for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or highly speculative.

High-yield securities purchased by the Fund are subject to certain additional risks to the extent that such obligations may be unsecured and subordinated to substantial amounts of senior indebtedness, all or a significant portion of which may be secured. Moreover, such obligations purchased by the Fund may not be protected by financial covenants or limitations upon additional indebtedness and are unlikely to be secured by collateral.

Non-Investment Grade Securities Risk. The Fund may invest in securities that are rated, at the time of investment, non-investment grade quality (rated “Ba/BB” or below), or securities that are unrated but determined to be of comparable quality by the Adviser. Securities of non-investment grade quality are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and are commonly referred to as “junk bonds.” Non-investment grade securities and unrated securities of comparable credit quality are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations. The value of high yield, lower quality bonds is affected by the creditworthiness of the issuers of the securities and by general economic and specific industry conditions. These securities may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity. Issuers of high yield bonds are not as strong financially as those with higher credit ratings. These issuers are more vulnerable to financial setbacks and recession than more creditworthy issuers, which may impair their ability to make interest and principal payments. Non-investment grade securities may be particularly susceptible to economic downturns, specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity. An economic recession could disrupt severely the market for such securities and may have an adverse impact on the value of such securities. In addition, any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities. Non-investment grade securities, though higher yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated securities. The retail secondary market for non-investment grade securities may be less liquid than that for higher rated securities. Adverse conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in non-investment grade securities, you could lose money on your investment in shares of the Fund, both in the short-term and the long-term.

Fixed Income Securities Risks. In addition to the risks described elsewhere in this Prospectus, fixed income securities are also subject to certain risks, including:

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole, for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Credit Risk. Credit risk is the risk that one or more debt obligations in the Fund’s portfolio will decline in price, or fail to pay interest or principal when due, because the issuer of the obligation experiences a decline in its financial status.

Interest Rate Risk. Interest rate risk is the risk that debt securities, and the Fund’s net assets, may decline in value because of changes in interest rates. Generally, fixed rate debt securities will decrease in value when interest rates rise and increase in value when interest rates decline. This means that the net asset value of the common shares will fluctuate with interest rate changes and the corresponding changes in the value of the Fund’s debt security holdings.

Reinvestment Risk. The Fund reinvests the cash flows received from a security. The additional income from such reinvestment, sometimes called interest-on-interest, is reliant on the prevailing interest rate levels at the time of reinvestment. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Fund receives upon the maturity or sale of a portfolio security.

Prepayment Risk. Prepayment risk is the risk that during periods of falling interest rates, issuers of debt securities may repay higher rate securities before their maturity dates. This may cause the Fund to lose potential price appreciation and to be forced to reinvest the unanticipated proceeds at lower interest rates. This may adversely affect the NAV of the Fund’s shares.

REIT Risk. REITs may be affected by changes in the real estate markets generally as well as changes in the values of the properties owned by the REIT or securing the mortgages owned by the REIT. REITs are dependent upon management skill and are not diversified. REITs are also subject to heavy cash flow dependency, defaults by borrowers, self-liquidation, and the possibility of failing to qualify for special tax treatment under the Code and to maintain an exemption under the 1940 Act. For example, because a REIT may acquire debt securities of issuers primarily engaged in or related to the real estate industry, it also could conceivably own real estate directly as a result of a default on such securities. Any rental income or income from the disposition of such real estate could adversely affect its ability to retain its tax status, which would have adverse tax consequences on its shareholders. Finally, certain REITs may be self-liquidating at the end of a specified term, and run the risk of liquidating at an economically inopportune time.

Non-Traded REIT Risk. Non-traded REITs are subject to the following risks in addition to those described in “REIT Risk.” Non-Traded REITs are subject to significant commissions, expenses, and organizational and offering costs that reduce the value of an investor’s (including the Fund’s) investment. Non-Traded REITs are not liquid, and investments in Non-Traded REITs may not be accessible for an extended period of time. Redemption programs offered by Non-Traded REITs may have significant restrictions, such as caps on the amount of shares that can be redeemed annually, limits on the amounts and sources of funds that may be used to fund redemptions and the ability of the REIT to suspend or terminate the program at its discretion. There is no guarantee of any specific return on the principal amount or the repayment of all or a portion of the principal amount invested in Non-Traded REITs. In addition, there is no guarantee that investors (including the Fund) will receive distributions. Distributions from Non-Traded REITs may be derived from sources other than cash flow from operations, including proceeds of the offering, from borrowings, or from the sale of assets. Payments of distributions from sources other than cash flow from operations will decrease or diminish an investor’s interest. Dividends paid by Non-Traded REITs may vary based on economic risks, geopolitical risks, changes in the real estate market, performance of the REIT, regulatory changes, and key personnel changes. Distributions from Non-Traded REITs can be suspended for a period of time or halted altogether.

Credit/Default Risk. Loans and other debt obligation investments are subject to the risk of non-payment of scheduled principal and interest. Changes in economic conditions or other circumstances may reduce the capacity of the party obligated to make principal and interest payments on such instruments and may lead to defaults. Such non-payments and defaults may reduce the value of the shares and income distributions. The value of loans and other income investments also may decline because of concerns about the issuer’s ability to make principal and interest payments. In addition, the credit ratings of loans or other income investments may be lowered if the financial condition of the party obligated to make payments with respect to such instruments changes. Because the Fund will invest in non-investment grade securities, it will be exposed to a greater amount of credit risk than a fund that invests solely in investment grade securities. The prices of lower grade instruments are generally more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Credit ratings assigned by rating agencies are based on a number of factors and do not necessarily reflect the issuer’s current financial condition or the volatility or liquidity of the security. In the event of bankruptcy of the issuer of loans or other income investments, the Fund could experience delays or limitations with respect to its ability to realize the benefits of any collateral securing the instrument. In order to enforce its rights in the event of a default, bankruptcy or similar situation, the Fund may be required to retain legal or similar counsel and incur additional costs.

Securities Index Option Risk. The Fund may purchase and sell index put and call options from time to time. The purchaser of an index put option has the right to any depreciation in the value of the index below the exercise price of the option on or before the expiration date. The purchaser of an index call option has the right to any appreciation in the value of the index over the exercise price of the option on or before the expiration date. Because the exercise of an index option is settled in cash, sellers of index call options, such as the Fund, cannot provide in advance for their potential settlement obligations by acquiring and holding the underlying securities. The Fund will lose money if it is required to pay the purchaser of an index option the difference between the cash value of the index on which the option was written and the exercise price and such difference is greater than the premium received by the Fund for writing the option. The value of index options written by the Fund, which will be priced daily, will be affected by changes in the value and dividend rates of the underlying common stocks in the respective index, changes in the actual or perceived volatility of the stock market and the remaining time to the options’ expiration. The value of the index options also may be adversely affected if the market for the index options becomes less liquid or smaller. Distributions paid by the Fund on its common shares may be derived in part from the net index option premiums it receives from selling index put and call options, less the cost of paying settlement amounts to purchasers of the options that exercise their options. Net index option premiums can vary widely over the short term and long term.

Counterparty Risk. The Fund will be subject to credit risk with respect to the counterparties to the derivative contracts purchased or sold by the Fund. Recently, several broker-dealers and other financial institutions have experienced extreme financial difficulty, sometimes resulting in bankruptcy of the institution. Although the Adviser monitors the creditworthiness of the Fund’s counterparties, there can be no assurance that the Fund’s counterparties will not experience similar difficulties, possibly resulting in losses to the Fund. If a counterparty becomes bankrupt, or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

Failure of Futures Commission Merchants and Clearing Organizations. The Fund may deposit funds required to margin open positions in the derivative instruments subject to the Commodity Exchange Act of 1936, as amended (“CEA”) with a clearing broker registered as a “futures commission merchant” (“FCM”). The CEA requires an FCM to segregate all funds received from customers with respect to any orders for the purchase or sale of U.S. domestic futures contracts and cleared swaps from the FCM’s proprietary assets. Similarly, the CEA requires each FCM to hold in a separate secure account all funds received from customers with respect to any orders for the purchase or sale of foreign futures contracts and segregate any such funds from the funds received with respect to domestic futures contracts. However, all funds and other property received by a clearing broker from its customers are held by the clearing broker on a commingled basis in an omnibus account and may be freely accessed by the clearing broker, which may also invest any such funds in certain instruments permitted under the applicable regulation. There is a risk that assets deposited by the Fund with any swaps or futures clearing broker as margin for futures contracts or cleared swaps may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing broker. In addition, the assets of the Fund may not be fully protected in the event of the clearing broker’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing broker’s combined domestic customer accounts.

Similarly, the CEA requires a clearing organization approved by the U.S. Commodity Futures Trading Commission (“CFTC”) as a derivatives clearing organization to segregate all funds and other property received from a clearing member’s clients in connection with domestic futures, swaps and options contracts from any funds held at the clearing organization to support the clearing member’s proprietary trading. Nevertheless, with respect to futures and options contracts, a clearing organization may use assets of a non-defaulting customer held in an omnibus account at the clearing organization to satisfy payment obligations of a defaulting customer of the clearing member to the clearing organization. As a result, in the event of a default or the clearing broker’s other clients or the clearing broker’s failure to extend own funds in connection with any such default, the Fund would not be able to recover the full amount of assets deposited by the clearing broker on its behalf with the clearing organization.

Convertible Securities Risk. Convertible securities may offer higher income than the common stocks into which they are convertible and include fixed-income or zero coupon debt securities, which may be converted or exchanged at a stated or determinable exchange ratio into underlying shares of common stock. Prior to their conversion, convertible securities may have characteristics similar to both non-convertible debt securities and equity securities. While convertible securities generally offer lower yields than non-convertible debt securities of similar quality, their prices may reflect changes in the value of the underlying common stock. Convertible securities entail less credit risk than the issuer’s common stock.

PIPEs Risk. PIPE transactions typically involve the purchase of securities directly from a publicly traded company or its affiliates in a private placement transaction, typically at a discount to the market price of the company’s common stock. In a PIPE transaction, the Fund may bear the price risk from the time of pricing until the time of closing. Equity issued in this manner is often subject to transfer restrictions and is therefore less liquid than equity issued through a registered public offering. In a PIPE transaction, the Fund may bear the price risk from the time of pricing until the time of closing. The Fund may be subject to lock-up agreements that prohibit transfers for a fixed period of time.

ETF Risk. The value of ETFs can be expected to increase and decrease in value in proportion to increases and decreases in the indices that they are designed to track. The volatility of different index tracking stocks can be expected to vary in proportion to the volatility of the particular index they track. ETFs are traded similarly to stocks of individual companies. Although an ETF is designed to provide investment performance corresponding to its index, it may not be able to exactly replicate the performance of its index because of its operating expenses and other factors.

Derivatives Risk. Derivatives risk is a combination of several risks, including the risks that: (1) an investment in a derivative instrument may not correlate well with the performance of the securities or asset class to which the Fund seeks exposure, (2) derivative contracts, including options, may expire worthless and the use of derivatives may result in losses to the Fund, (3) a derivative instrument entailing leverage may result in a loss greater than the principal amount invested, (4) derivatives not traded on an exchange may be subject to credit risk, for example, if the counterparty does not meet its obligations, and (5) derivatives not traded on an exchange may be subject to liquidity risk and the related risk that the instrument is difficult or impossible to value accurately.

As a general matter, when the Fund establishes certain derivative instrument positions, such as certain futures, options and forward contract positions, it will segregate liquid assets (such as cash, U.S. Treasury bonds or commercial paper) equivalent to the Fund’s outstanding obligations under the contract or in connection with the position. In addition, changes in laws or regulations may make the use of derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the use, value or performance of derivatives.

Hedging Risk. Hedging risk is the risk that, although intended to limit or reduce investment risk, hedging strategies may also limit or reduce the potential for profit. There is no assurance that hedging strategies will be successful.

Non-U.S. Securities Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: political and economic developments – the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the United States; trading practices – government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the United States; availability of information – foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; and limited markets – the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile.

To the extent the Fund invests in investment vehicles that hold securities that are denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the United States or abroad. These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer’s home country.

The risks of foreign investments may be greater in developing or emerging market countries.

Foreign Currency Risk. The Fund may invest in companies whose securities are denominated or quoted in currencies other than U.S. dollars or have significant operations or markets outside of the United States. In such instances, the Fund will be exposed to currency risk, including the risk of fluctuations in the exchange rate between U.S. dollars (in which the Fund’s shares are denominated) and such foreign currencies, the risk of currency devaluations and the risks of non-exchangeability and blockage. As non-U.S. securities may be purchased with and payable in currencies of countries other than the U.S. dollar, the value of these assets measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations. Fluctuations in currency rates may adversely affect the ability of the Adviser to acquire such securities at advantageous prices and may also adversely affect the performance of such assets.

Certain non-U.S. currencies, primarily in developing countries, have been devalued in the past and might face devaluation in the future. Currency devaluations generally have a significant and adverse impact on the devaluing country’s economy in the short and intermediate term and on the financial condition and results of companies’ operations in that country. Currency devaluations may also be accompanied by significant declines in the values and liquidity of equity and debt securities of affected governmental and private sector entities generally. To the extent that affected companies have obligations denominated in currencies other than the devalued currency, those companies may also have difficulty in meeting those obligations under such circumstances, which in turn could have an adverse effect upon the value of the Fund’s investments in such companies. There can be no assurance that current or future developments with respect to foreign currency devaluations will not impair the Fund’s investment flexibility, its ability to achieve its investment objective or the value of certain of its foreign currency-denominated investments.

Emerging Markets Risk. The Fund may invest up to 30% of its total assets, as measured at the time of investment, in securities of non-U.S. issuers, which may include, without limitation, issuers domiciled in Canada, Western Europe, Japan and emerging market. Investing in securities of issuers based in emerging markets entails all of the risks of investing in securities of non-U.S. issuers, but to a heightened degree. Emerging market countries generally include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the smaller size of the markets for such securities and a lower volume of trading, resulting in lack of liquidity and in price volatility; and (iii) certain national policies which may restrict the Fund’s investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.

Non-U.S. Tax Implication. Income realized from or the proceeds of dispositions of the Fund’s non-U.S. investments may be subject to non-U.S. withholding or other taxes. The Fund may otherwise be subject to non-U.S. taxation on repatriation proceeds generated from those investments or to other transaction-based non-U.S. taxes on those investments. Those withholding taxes or other taxes as well as any U.S. withholding taxes applicable to the Fund’s investments, including in respect of investments in the Fund’s wholly-owned subsidiaries, if any, will reduce the return on investments.

Initial Public Offerings Risk. The Fund may invest in shares of companies through IPOs. IPOs and companies that have recently gone public have the potential to produce substantial gains for the Fund. However, the Fund may not have access to or invest in IPOs that are ultimately profitable for investors. The investment performance of the Fund during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when the Fund is able to do so. Securities issued in IPOs are subject to many of the same risks as investing in companies with smaller market capitalizations. Securities issued in IPOs have no trading history, and information about the companies may be available for limited periods of time. In addition, the prices of securities sold in IPOs may be highly volatile or may decline shortly after the IPO.

Other Investment Companies. The Fund may invest in the securities of other investment companies, which can include open-end funds, closed-end funds, unit investment trusts and business development companies to the extent that such investments are consistent with the Fund’s investment objectives and principal investment strategies and permissible under the 1940 Act. The Fund does not consider investments in other investment companies for purposes of satisfying its 80% Policy described under “Investment Objectives and Policies.” Under one provision of the 1940 Act, the Fund may not acquire the securities of other investment companies if, as a result, (i) more than 10% of the Fund’s total assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one investment company being held by the Fund or (iii) more than 5% of the Fund’s total assets would be invested in any one investment company. Other provisions of the 1940 Act are less restrictive, provided that the Fund is able to meet certain conditions. These limitations do not apply to the acquisition of shares of any investment company in connection with a merger, consolidation, reorganization or acquisition of substantially all of the assets of another investment company.

Small and Mid-Cap Securities Risk. The Fund may invest in companies with small or medium-sized capitalizations. Securities issued by small and medium-sized companies can be more volatile than, and perform differently from, larger company securities. There may be less trading in a small or medium-sized company’s securities, which means that buy and sell transactions in those securities could have a larger impact on the security’s price than is the case with larger company securities. Small or medium-sized companies may have fewer business lines; changes in any one line of business, therefore, may have a greater impact on a small or medium-sized company’s security price than is the case for a larger company. In addition, small or medium-sized company securities may not be well known to the investing public.

Legal and Regulatory Risks. Legal and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. New or revised laws or regulations may be imposed by the CFTC, the Commission, the U.S. Federal Reserve, other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. In particular, these agencies are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations. Congress recently enacted legislation that provides for new regulation of the derivatives market, including clearing, margin, reporting, recordkeeping, and registration requirements. Because the legislation leaves much to agency rule making, its ultimate impact remains unclear. New regulations could, among other things, restrict the Fund’s ability to engage in derivatives transactions (for example, by making certain types of derivatives transactions no longer available to the Fund) and/or increase the costs of such derivatives transactions (for example, by increasing margin or capital requirements), and the Fund may be unable to execute its investment strategy as a result. It is unclear how the regulatory changes will affect counterparty risk.

The CFTC and certain futures exchanges have established limits, referred to as “position limits,” on the maximum net long or net short positions which any person may hold or control in particular options and futures contracts; those position limits may also apply to certain other derivatives positions the Fund may wish to take. Under the exchange rules, all positions owned or controlled by the same person or entity, even if in different accounts, may be aggregated for purposes of determining whether the applicable position limits have been exceeded. Thus, even if the Fund does not intend to exceed applicable position limits, it is possible that different clients managed by the Adviser and its affiliates may be aggregated for this purpose. Therefore it is possible that the trading decisions of the Adviser may have to be modified and that positions held by the Fund may have to be liquidated in order to avoid exceeding such limits. The modification of investment decisions or the elimination of open positions, if it occurs, may adversely affect the performance of the Fund.

Legislation Risk. At any time after the date of this Prospectus, legislation may be enacted that could negatively affect the assets of the Fund. Legislation or regulation may change the way in which the Fund itself is regulated. The Adviser cannot predict the effects of any new governmental regulation that may be implemented, and there can be no assurance that any new governmental regulation will not adversely affect the Fund’s ability to achieve its investment objective.

Risks of Investing in a Fund with Anti-Takeover Provisions. The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund.

Management Risk. The Fund is subject to management risk because it has an actively managed portfolio. The Adviser will apply investment techniques and risk analysis in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

Senior Loans Risk. The Fund may invest in senior loans made to corporations and other non-governmental entities and issuers (a “Borrower”). Senior loans typically hold the most senior position in the capital structure of a business entity, are typically secured with specific collateral and typically have a claim on the assets and/or stock of the Borrower that is senior to that held by subordinated debt holders and stockholders of the Borrower. Senior loans in which the Fund will invest are generally rated below investment grade or unrated but believed by the Adviser to be of below investment grade quality and are considered speculative because of the credit risk of their issuers. The risks associated with such senior loans are similar to the risks of other lower grade securities, although senior loans are typically senior and secured in contrast to subordinated and unsecured debt securities. Senior loans’ higher standing has historically resulted in generally higher recoveries in the event of a corporate reorganization. Although the senior loans in which the Fund will invest generally will be secured by specific collateral, there can be no assurance that liquidation of such collateral would satisfy the Borrower’s obligation in the event of non-payment of scheduled interest or principal or that such collateral could be readily liquidated. In the event of the bankruptcy of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a senior loan. In addition, because their interest payments are adjusted for changes in short-term interest rates, investments in senior loans generally have less interest rate risk than other lower grade securities, which may have fixed interest rates.

Ongoing Monitoring Risk. Ongoing monitoring risk is the risk associated with ongoing monitoring of the Agent. On behalf of the several lenders, the Agent generally will be required to administer and manage the senior loans and, with respect to collateralized senior loans, to service or monitor the collateral. Financial difficulties of Agents can pose a risk to the Fund. Unless, under the terms of the loan, the Fund has direct recourse against the Borrower, the Fund may have to rely on the Agent or other financial intermediary to apply appropriate credit remedies against a Borrower.

MANAGEMENT OF THE FUND

The Fund is a party to contractual arrangements with various parties, including, among others, the Adviser, the Distributor, the fund administrator, and the transfer agent, who provide services to the Fund. Shareholders are not parties to, or intended (“third-party”) beneficiaries of, any such contractual arrangements, and such contractual arrangements are not intended to create in any individual shareholder or group of shareholders any right to enforce them against the service providers or to seek any remedy under them against the service providers, either directly or on behalf of the Fund. Neither this Prospectus, nor the related statement of additional information, is intended, or should be read, to be or to give rise to an agreement or contract between the Fund and any investor, or to give rise to any rights in any shareholder or other person other than any rights under federal or state law that may not be waived.

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of five trustees (each, a “Trustee”). The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

NexPoint Advisors, L.P., which serves as Adviser to the Fund, is registered with the SEC as an investment adviser under the Advisers Act and is an affiliate of Highland. NexPoint has its principal place of business at 300 Crescent Court, Suite 700, Dallas, Texas 75201. James Dondero, along with Mark Okada, founded Highland in April 1993. The Adviser also externally manages NexPoint Strategic Opportunities Fund (“NHF”), a registered closed-end fund whose shares trade on the New York Stock Exchange (“NYSE”), NexPoint Capital, Inc., a non-traded business development company (a “BDC”), NexPoint Real Estate Strategies Fund (“NRESF”), a registered closed-end fund that operates as an interval fund, and the following registered closed-end funds that intend to operate as interval funds but have not yet commenced operations: NexPoint Latin American Opportunities Fund (“NLAF”), NexPoint Discount Strategies Fund (“NDSF”), NexPoint Energy and Materials Opportunities Fund (“NEMO”), NexPoint Strategic Income Fund (“NSIF”) and NexPoint Event-Driven Fund (“NEDF”). The Adviser’s senior management team has experience across private lending, private equity, real estate investing and other investment strategies. Collectively, the Adviser’s affiliates manage approximately $10.0 billion in assets as of January 31, 2019, including approximately $1.28 billion in healthcare-related investments. The Adviser is controlled by James Dondero by virtue of his control of its general partner, NexPoint Advisors GP, LLC.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser, through a Shared Services Agreement with Highland, will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.25% of the Daily Gross Assets of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board’s initial approval of the Fund’s Investment Advisory Agreement is available in the Fund’s annual report to shareholders for the fiscal year ended December 31, 2018.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay, absorb or reimburse the ordinary operating expenses of the Fund (including organizational and offering expenses, but excluding: (i) distribution and shareholder servicing fees, interest, taxes, dividend expenses on short sales, brokerage commissions and other transaction costs, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Fund’s investments; (iv) expenses payable by the Fund under any Administration or Sub-Administration Agreement; and (v) litigation expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business), to the extent that they exceed 1.75% per annum of the Fund’s average Daily Gross Assets (the “Expense Limitation”). If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio would be higher and could exceed the Expense Limitation. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund prior to the commencement of the offering of Fund shares) to the extent that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which such fees are foregone or expenses are incurred by the Adviser; and (2) such recoupment does not cause the Fund’s ordinary operating expenses plus recoupment to exceed the Expense Limitation in effect at the time the expenses were paid or waived or any expense limitation in effect at the time of recoupment. The Expense Limitation Agreement will remain in effect at least until one year after the date of the prospectus, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Board. After the expiration of the Expense Limitation Agreement, the agreement may be renewed at the discretion of the Adviser and the Board.

Portfolio Managers

James Dondero and Nate Burns serve as the portfolio managers and are primarily responsible for the day-to-day management of the Fund.

James Dondero is the founder and President of the Adviser and co-founder and President of Highland Capital Management, L.P. (“Highland”) (an alternative asset manager specializing in high-yield fixed income investments). Mr. Dondero has over 30 years of experience in the credit and equity markets. Prior to founding Highland in 1993, Mr. Dondero served as Chief Investment Officer of Protective Life’s GIC subsidiary and helped grow the business from concept to over $2 billion between 1989 and 1993. His portfolio management experience includes mortgage-backed securities, investment grade corporates, leveraged bank loans, high-yield bonds, emerging market debt, derivatives, preferred stocks and common stocks. From 1985 to 1989, Mr. Dondero managed approximately $1 billion in fixed income funds for American Express. Prior to American Express, he completed his financial training at Morgan Guaranty Trust Company. Mr. Dondero is a Beta Gamma Sigma graduate of the University of Virginia (1984) with degrees in Accounting and Finance. Mr. Dondero has earned the right to use the Chartered Financial Analyst designation. Mr. Dondero is a Certified Public Accountant and a Certified Management Accountant. Mr. Dondero currently serves as Chairman for NexBank and serves on the Board of Directors of American Banknote Corporation, Cornerstone Healthcare Group, TexMark Timber Treasury, L.P., Jernigan Capital, Inc. and Metro-Goldwyn-Mayer.

Mr. Burns is a Managing Director at Highland and a Portfolio Manager with the Adviser. Prior to joining Highland in 2013, he was an Associate at Ripplewood Holdings, a global private equity firm focused on control-oriented buyout, distressed and special situation investments. Prior to joining Ripplewood, he was an Analyst in the Global Technology Mergers & Acquisitions group at Lehman Brothers. Mr. Burns serves on the Board of Directors of Oasis I Limited. Mr. Burns received a B.S. in Analytical Finance and Economics, summa cum laude, from Wake Forest University and an MBA, with Honors and Distinction, from Columbia Business School. Mr. Burns has also earned the right to use the Chartered Financial Analyst designation.

The SAI provides additional information about the Fund’s portfolio managers’ compensation, other accounts managed and ownership of Fund shares.

Transfer Agent and Fund Administrator

DST serves as the transfer agent of the Fund. The Adviser serves as the Fund’s Administrator. Under a separate sub-administration agreement, dated July 23, 2018, the Adviser has delegated certain administrative functions to

SEI Global Funds Services (“SEI”) and pays SEI a portion of the fee it receives from the Fund. Under the Sub-Administration Agreement, SEI has agreed to provide fund accounting services; asset data services; fund administration and reporting services; and regulatory administration services, including preparation and filing of various reports with the appropriate regulatory agencies and the SEC for the Fund.

Custodian

BNY Mellon (“BNY”), with principal offices at 240 Greenwich Street, New York, New York 10286, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custodian Agreement, BNY holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it. The Adviser will provide such services either directly or through a Shared Services Agreement with Highland.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s distribution reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade associations, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incurred by the Fund incident to the offering and issuance of shares will be amortized on a straight-line basis over 12 months.

Class C shares will pay a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares, and is payable on a quarterly basis. Class H shares will pay a Distribution Fee that will accrue at an annual rate equal to 0.35% of the Fund’s average daily net assets attributable to Class H shares, and is payable on a quarterly basis. The Fund will not pay a monthly shareholder servicing fee in connection with Class H shares. Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L shares, and is payable on a quarterly basis. Class A and Class Z shares are not subject to Distribution Fees. The Fund will also pay a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of Class A, Class C and Class L shares. See “Plan of Distribution.”

Assuming the Fund sells all of the securities registered in this offering within three years of the effective date of the registration statement of which this Prospectus forms a part, it is estimated that the Fund’s other operating expenses will be approximately $60,000 annually, which includes offering costs but does not include management fees, shareholder servicing fees or interest expense. In addition, this estimate does not take into account the effect, if any, of the Expense Limitation Agreement between the Fund and the Adviser. However, no assurance can be given, in light of the Fund’s investment objective and policies and the fact that the Fund’s offering is continuous and shares are sold on an ongoing basis that actual annual operating expenses will not be substantially more or less than this estimate. In addition, there can be no assurance that the Fund will sell all or substantially all of the securities registered in this offering.

The initial operating expenses for a new fund, including start-up costs, which may be significant, may be higher than the expenses of an established fund. Costs incurred in connection with the initial organization of the Fund, estimated at $40,000, will be borne by the Adviser. The Adviser will pay organizational costs and initial offering expenses incurred with respect to the offering of the Fund’s shares. The Fund will pay offering expenses incurred after commencement of operations, less amounts advanced under the Expense Limitation. For tax purposes, offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incurred by the Fund incident to the offering and issuance of shares will be amortized on a straight-line basis over 12 months.

The Investment Advisory Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer will be paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of the date of this Prospectus, the Fund could be deemed to be under control of the Adviser, which had voting authority with respect to approximately 100% of the value of the outstanding interests in the Fund on such date. However, it is expected that as shares are sold to the public that the Adviser’ s control will be diluted until such time as the Fund is controlled by its unaffiliated shareholders.

DETERMINATION OF NET ASSET VALUE

The net asset value (or NAV) of shares of the Fund is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time) on each day that the NYSE is open for business. Class A and Class L shares will be offered at net asset value plus their respective sales load, while Class C, Class H, and Class Z shares will be offered at net asset value. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares.

The Fund uses the following valuation methods to determine either current market value for investments for which market quotations are available or, if not available, the fair value, as determined in good faith pursuant to policies and procedures approved by the Board:

•

The market value of each security listed or traded on any recognized securities exchange or automated quotation system will be the last reported sale price at the relevant valuation date on the composite tape or on the principal exchange on which such security is traded. If no sale is reported on that date, or for over-the-counter securities, the Adviser utilizes, when available, pricing quotations from principal market makers. Such quotations may be obtained from third-party pricing services or directly from investment brokers and dealers in the secondary market. Generally, the Fund’s loan and bond positions are not traded on exchanges and consequently are valued based on market prices received from third-party pricing services or broker-dealer sources.

•

Dividends declared but not yet received, and rights in respect of securities which are quoted ex-dividend or ex-rights, will be recorded at the fair value thereof, as determined by the Adviser, which may (but need not) be the value so determined on the day such securities are first quoted ex-dividend or ex-rights.

•

Listed options, or over-the-counter options for which representative brokers’ quotations are available, will be valued in the same manner as listed or over-the-counter securities as hereinabove provided. Premiums for the sale of such options written by the Fund will be included in the assets of the Fund, and the market value of such options shall be included as a liability.

•	The Fund’s non-marketable investments for which market quotations are not readily will generally be valued in such manner as the Adviser determines in good faith to reflect their fair values under procedures established by, and under the general supervision and responsibility of, the Board. The pricing of all assets that are fair valued in this manner will be subsequently reported to and ratified by the Board. Pursuant to the Fund’s pricing procedures, securities for which market quotations are not readily available may include securities that are subject to legal or contractual restrictions on resale, securities for which no or limited trading activity has occurred for a period of time, or securities that are otherwise deemed to be illiquid (i.e., securities that cannot be disposed of within seven days at approximately the price at which the security is currently priced by the Fund). Swaps and other derivatives would generally fall under this category.

When determining the fair value of an asset, the Adviser will seek to determine the price that the Fund might reasonably expect to receive from the current sale of that asset in an arm’s length transaction. Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period of time, taking into account the nature of the asset. Fair value determinations are based upon all available factors that the Adviser deems relevant. Fair value pricing, however, involves judgments that are inherently subjective and inexact, since fair valuation procedures are used only when it is not possible to be sure what value should be attributed to a particular asset or when an event will affect the market price of an asset and to what extent. As a result, fair value pricing may not reflect actual market value, and it is possible that the fair value determined for a security will be materially different from the value that actually could be or is realized upon the sale of that asset.

Non-Traded Funds will be difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Non-Traded Fund does not report a value to the Fund on a timely basis, the Adviser, acting under the supervision of the Board and pursuant to policies implemented by the Board, will determine the fair value of the Fund’s investment based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board, in the absence of specific transaction activity in a particular investment fund, the Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

The Adviser will provide the Board with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any). The Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures generally require that the Adviser distribute investment opportunities among client accounts in a fair and equitable manner (i.e., on a pro rata basis, relative to the size of the order) and seek best execution for securities transactions executed on the Fund’s behalf.

If a potential investment is appropriate for either the Fund or another entity managed by the Adviser or its affiliates, the Adviser and its affiliates have an allocation policy that provides that opportunities will be allocated among those accounts for which participation in the respective opportunity is considered appropriate, taking into account, among other considerations: (i) the fiduciary duties owed to the Fund and such other entities managed by the Adviser or its affiliates, (ii) the Fund’s primary mandates and those of such other entities managed by the Adviser or its affiliates, (iii) the capital available to the Fund and such other entities managed by the Adviser or its affiliates, (iv) any restrictions on investment, (v) the sourcing of the transaction, (vi) the size of the transaction, (vii) the amount of potential follow-on investing that may be required for such investment and other investments of the Fund and such other entities managed by the Adviser or its affiliates, (viii) the relation of such opportunity to the Fund’s investment strategy and that of such other entities managed by the Adviser or its affiliates, (ix) reasons of portfolio balance, and (x) any other consideration deemed relevant by the Adviser or its affiliates. The Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with its internal conflict of interest and allocation policies. The Adviser will seek to allocate investment opportunities among such entities in a manner that is fair and equitable over time and consistent with its allocation policy. However, there is no assurance that such investment opportunities will be allocated to the Fund fairly or equitably in the short-term or over time and there can be no assurance that the Fund will be able to participate in all such investment opportunities that are suitable for it. Please see “Risk Factors—Conflicts of Interest” for a description of risks associated with conflicts of interest.

Below are policies and procedures developed by Highland and the Adviser to address various conflicts of interest that may involve the fund.

Affiliated Services

In situations where Highland and/or its affiliates, including, without limitation, any of their respective employees, provide services (including serving as an officer or director) to various companies in which the Fund has an interest, the relevant employee(s) must promptly notify Highland’s Chief Compliance Officer of the activity prior to commencement of the service. All compensation in whatever form, including any non-cash compensation such as restricted shares, attributable to Highland and/or its affiliates for providing such services to such companies must be immediately paid to the Fund in proportion to the Fund’s relative ownership of such companies as of the date paid.

Portfolio Management

The Adviser’s policies also require the Adviser and its personnel to (i) ensure that the investment advice provided to the Fund is suitable to the Fund’s investment objectives, needs and circumstances; (ii) ensuring fair and equitable allocations of investment opportunities among the Fund and the Adviser’s other advisory clients and in the aggregation of orders; and (iii) trading for the Fund only on an agency basis.

The portfolio manager and his or her team are responsible for the monitoring and positioning of the investments of the Fund. This includes the evaluation of a variety of factors affecting each investment such as industry and currency risks, concentration and liquidity and the suitability of the investment for the Fund.

The Adviser will not consider (i) performance fees or differences in management fees between accounts in determining allocations, (ii) direct and indirect ownership of the Adviser or its affiliates or employees in an account in determining allocations, and (iii) relative performance of accounts in determining allocations.

The Adviser and/or any of its affiliates may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund, or of other investment funds managed by the Adviser or its affiliates. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of the Fund or its shareholders. The Fund may compete with other entities managed by the Adviser and its affiliates for capital and investment opportunities.

There is no limitation or restriction on the Adviser or any of its affiliates with regard to acting as investment manager (or in a similar role) to other parties or persons. This and other future activities of the Adviser and/or its affiliates may give rise to additional conflicts of interest. Such conflicts may be related to obligations that the Adviser or its affiliates have to other clients.

Subject to prior approval of the Board, certain affiliates of the Adviser, including NexBank and Governance Re among others, may provide banking, agency, insurance and other services to the Fund and its subsidiaries for customary fees, and neither the Fund, nor its subsidiaries will have a right to any such fees.

Capital Structure Conflicts

Conflicts may arise in cases when the Fund invests in different parts of an issuer’s capital structure, including circumstances in which one or more advisory clients of Highland or the Adviser own private securities or obligations of an issuer and other clients may own public securities of the same issuer. As discussed above, in the event of conflicting interests within an issuer’s capital structure, Highland will generally pursue the strategy that Highland believes best reflects what would be expected to be negotiated in an arm’s length transaction, but in all instances with due consideration being given to Highland’s fiduciary duties to each of its accounts (without regard to the nature of the accounts involved or the fees received from such accounts).

Affiliated Transactions and Cross Trading

The Adviser may affect client cross-transactions where the Adviser causes a transaction to be effected between the Fund and another client advised by the Adviser or any of its affiliates. The Adviser may engage in a client cross-transaction involving the Fund any time that the Adviser believes such transaction to be fair to the Fund and the other client of the Adviser or its affiliates in accordance with the Adviser’s internal written cross-transaction policies and procedures.

The Adviser may direct the Fund to acquire or dispose of investments in cross trades between the Fund and other clients of the Adviser or its affiliates in accordance with applicable legal and regulatory requirements. In addition, to the extent permitted by the 1940 Act and SEC staff interpretation, the Fund may make and/or hold an investment, including an investment in securities, in which the Adviser and/or its affiliates have a debt, equity or participation interest, and the holding and sale of such investments by the Fund may enhance the profitability of the Adviser’s own investments in such companies.

Participation in Creditor Committees, Underwriting and Other Activities

The Adviser and/or any of its affiliates may participate in creditors or other committees with respect to the bankruptcy, restructuring or workout or foreclosure of the Fund’s investments. In such circumstances, the Adviser and/or any of its affiliates that may invest in different parts of an issuer’s capital structure, which may give rise to conflicts. See “Structural Risks - Substantial Conflicts of Interest”.

The Adviser and/or any of its affiliates may act as an underwriter, arranger or placement agent, or otherwise participate in the origination, structuring, negotiation, syndication or offering of investments purchased by the Fund. Such transactions are on an arm’s length basis and may be subject to arm’s length fees. There is no expectation for preferential access to transactions involving investments that are underwritten, originated, arranged or placed by the Adviser and/or any of its affiliates and neither the Fund nor its shareholders shall have the right to any such fees.

Material Non-Public Information

There are generally no ethical screens or information barriers among the Adviser and its affiliates of the type that many firms implement to separate persons who make investment decisions from others who might possess material, non-public information that could influence such decisions. In an effort to manage possible risks from the Adviser’s decision not to implement such screens, the Adviser maintains a Code of Ethics and provides training to supervised persons with respect to conflicts of interest and how such conflicts are resolved under the Adviser’s policies and procedures. In addition, the Adviser’s Chief Compliance Officer maintains a list of restricted securities as to which the Adviser may have access to material non-public information and in which its personnel are not permitted to trade. If the Adviser, any of its personnel or its affiliates were to receive material, non-public information about an investment or issuer, the Adviser implements an internal restriction imposed on the Adviser and all of its affiliates and personnel in order to ensure compliance with the law. Notwithstanding the maintenance of certain internal controls relating to the management of material, non-public information, it is possible that such controls could fail and result in the Adviser, its personnel, or its affiliates, buying or selling an asset while, at least constructively, in possession of material, non-public information. Inadvertent trading on material non-public information could have adverse effects on the Adviser’s reputation, result in the imposition of regulatory or financial sanctions, and as a consequence, negatively impact the Adviser’s ability to perform its investment management services to the Fund. In addition, while the Adviser and certain of its affiliates currently operate without information barriers on an integrated basis, the Adviser could be required by certain regulations, or could decide that it is advisable, to establish information barriers. In such event, the Adviser’s ability to operate as an integrated platform could also be impaired which would limit the Adviser’s access to personnel of its affiliates and potentially impair its ability to manage the Fund’s investments.

Highland and the Adviser believe these policies and procedures are reasonably designed to prevent violations of the federal securities laws with respect to the conflicts identified above.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The Fund intends to begin repurchasing shares in the first quarter in which outside investors hold the Fund. The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase

Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”), which will be no more than seven days after the Repurchase Pricing Date. The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call (844) 485-9167 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Deadline. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Board may, but is not required to, authorize the Fund to repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Contingent Deferred Sales Charge (“CDSC”)

Selling brokers, or other financial intermediaries that have entered into distribution agreements with the Distributor with respect to the sale of Class A and Class C shares, may receive a commission of up to 1.00% of the purchase price of Class A or Class C shares of $5,000,000 or more. Shareholders who tender for repurchase of such shareholder’s Class A or Class C shares within 18 months of purchase will be subject to a CDSC of 1.00% of the original purchase price, which will be deducted from repurchase proceeds, if (i) the original purchase was for amounts of $500,000 or more and (ii) the shares were purchased without an initial sales charge. The Distributor may waive the imposition of the CDSC in the following situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the CDSC will be waived at any time in the future or that such CDSC will be waived for any other shareholder. Class L and Class Z shares will not be subject to an early withdrawal charge. Selling brokers, or other financial intermediaries that have entered into distribution agreements with the Distributor with respect to the sale of Class H shares, may receive a commission of up to 6.00% of the purchase price of Class H shares payable by the Adviser. Shareholders who tender for repurchase of such shareholder’s Class H shares within 12 months after their purchase, between 12 and 24 months after their purchase, between 24 and 36 months after their purchase, and between 36 and 120 months after their purchase will be subject to a CDSC of 6.00%, 5.00%, 4.00%, and 3.00%, respectively, of the repurchase price, which will be deducted from repurchase proceeds.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. The Fund’s Board has the ultimate discretion as to whether such distributions will be in stock or in cash. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund which, over time, would increase the Fund’s expense ratio and reduce shareholder returns. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Distribution Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period.

Shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under Section 19(a) of the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The IRS requires you to report these amounts, excluding returns of capital, on your income tax return for the year declared. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

DISTRIBUTION REINVESTMENT POLICY

The Fund operates under a distribution reinvestment policy administered by DST (the “Agent”). Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in shares of the Fund.

Shareholders automatically participate in the distribution reinvestment policy unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at NexPoint Healthcare Opportunities Fund, c/o DST Systems, Inc., P.O. Box 219424, Kansas City, Missouri 64121-9424. Such written notice must be received by the Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the distribution reinvestment policy. Under the distribution reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly-issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the distribution reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the distribution reinvestment policy, the Agent will administer the distribution reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the distribution reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the distribution reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the distribution reinvestment policy. There is no direct service charge to participants with regard to purchases under the distribution reinvestment policy; however, the Fund reserves the right to amend the distribution reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the distribution reinvestment policy should be directed to the Agent at NexPoint Healthcare Opportunities Fund, c/o DST Systems, Inc., P.O. Box 219424, Kansas City, Missouri 64121-9424. Certain transactions can be performed by calling the toll free number (844) 455-9167.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this Prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this Prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax-advantaged account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income test each year and asset diversification tests each quarter. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the distribution reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits.

Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments, if any, may be classified as qualifying dividends. Dividends received from REITs and certain foreign corporations generally will not constitute qualified dividend income. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

If you sell, exchange or otherwise dispose of any of your shares of the Fund (including (i) exchanging them for shares of another eligible Fund as described in “Exchange of Shares” below or (ii) through a redemption) you will generally recognize a gain or loss in an amount equal to the difference between your tax basis in such shares of the Fund and the amount you receive upon disposition of such shares. If you hold your shares as capital assets, any such gain or loss will be long-term capital gain or loss if you have held (or are treated as having held) such shares for more than one year at the time of sale. All or a portion of any loss you realize on a taxable sale or exchange of your shares of a Fund will be disallowed if you acquire other shares of the Fund (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale or exchange of the shares. In such case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

In addition, any loss realized upon a taxable sale or exchange of Fund shares held (or deemed held) by you for six months or less will be treated as long-term, rather than short-term, to the extent of any capital gain dividends received (or deemed received) by you with respect to those shares.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on February 18, 2016. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers five different classes of shares: Class A, Class C, Class H, Class L and Class Z. The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges (See IC Release No. 28908, September 22, 2009). An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Fees and Fund Expenses.” The details of each share class are set forth in “Plan of Distribution.”

Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Distribution Policy.” The 1940 Act may limit the payment of dividends to the holders of shares.

Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s transfer agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Fund’s transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The transfer agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of March 31, 2019.

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class A	Unlimited	None	3,264
Class C	Unlimited	None	3,265
Class L	Unlimited	None	0
Class Z	Unlimited	None	0
Class H	Unlimited	None	0

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation.

PLAN OF DISTRIBUTION

NexPoint Securities, Inc. (formerly, Highland Capital Funds Distributor, Inc.), located at 300 Crescent Court, Suite 700, Dallas, Texas 75201, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Distributor is an affiliate of the Adviser. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933 until the date the Fund has sold 4,712,535 shares, or such shorter date as the Board may determine. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares.

On a quarterly basis, Class C shares will pay a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares, Class H shares will pay a Distribution Fee that will accrue at an annual rate equal to 0.35% of the Fund’s average daily net assets attributable to Class H shares, and Class L shares will pay a Distribution Fee that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L shares. Class A and Class Z shares are not subject to Distribution Fees. Class A, Class C and Class L shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to each respective share class. Class H shares are not subject to a monthly shareholder servicing fee.

Additional Broker Dealer Compensation

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the management fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). There is no limit on the amount of additional compensation paid by the Adviser or its affiliates, subject to the limitations imposed by FINRA. In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. The payment of Additional Compensation may also have the effect of increasing the Fund’s assets under management, which would increase management fees payable to the Adviser.

Additionally, the Fund, the Adviser and/or their respective affiliates, may pay a servicing fee to the Distributor and to other selected securities dealers and other financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Pursuant to a Shareholder Servicing Plan and Agreement, the Fund’s (and, indirectly, Class A, Class C and Class L holders’) share of such servicing fees will not exceed an annual rate of 0.25% of the Fund’s average daily net asset value.

Prior to the initial public offering of shares, the Adviser purchased $101,000 in shares of the Fund, which amount is in excess of the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if their account is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to NexPoint Healthcare Opportunities Fund to:

Regular Mail

NexPoint Healthcare Opportunities Fund

c/o DST Systems, Inc.

P.O. Box 219424

Kansas City, Missouri 64121-9424

Express Mail

NexPoint Healthcare Opportunities Fund

c/o DST Systems, Inc.

430 W. 7th Street, Suite 219424

Kansas City, Missouri 64105-1407

All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $500. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire – Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent.

Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at (844) 485-9167 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)

Credit: DST Systems, Inc.

Account #: (number provided by calling toll-free number above)

Further Credit:

NexPoint Healthcare Opportunities Fund

(shareholder registration)

(shareholder account number)

By Wire – Subsequent Investments

Before sending a wire, investors must contact the transfer agent to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan – Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $50 on specified days of each month into your established Fund account. Please contact the Fund at (844) 485-9167 for more information about the Fund’s Automatic Investment Plan.

By Telephone

Investors may purchase additional shares of the Fund by calling (844) 485-9167. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, DST will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call DST at (844) 485-9167 for additional assistance when completing an application.

If DST does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Exchange of Shares

Shareholders of the Fund whose shares are repurchased during a Repurchase Offer may exchange those shares for shares of the same share class of any other daily NAV, closed-end interval fund managed by the Adviser or its affiliates. As of the date of this Prospectus, shareholders may exchange into NexPoint Real Estate Strategies Fund. Such exchanges will be effected at the daily NAV per share. Such exchanges will be effected at the daily NAV per share. Such exchanges will be available during all Repurchase Offer periods, subject to the limitations set forth below. Call (844) 485-9167 for the prospectus of the fund being purchased, including applicable investment minimums, and read it carefully before investing.

Your exchange privilege will be revoked if the exchange activity is considered excessive. In addition, the Fund may reject any exchange request for any reason, including if it does not think that the exchange is in the best interests of the Fund and/or its shareholders. The Fund may also terminate your exchange privilege if the Adviser determines that your exchange activity is likely to adversely impact its ability to manage the Fund or if the Fund otherwise determines that your exchange activity is contrary to its short-term trading policies and procedures.

Unless you are a tax-exempt investor or your account is part of a tax-deferred retirement account or other tax-advantaged arrangement, an exchange is generally a taxable event, and you may realize a gain or a loss for U.S. federal income tax purposes. See “U.S. Federal Income Tax Matters.” To exchange by telephone, call (844) 485-9167. Please have your account and taxpayer identification number available when calling.

Financial Consultants – Subsequent Investments

Investors may purchase additional shares of the Fund by contacting their financial consultants, such as a broker or investment adviser, and such intermediaries can arrange additional purchases for them.

Share Class Considerations

When selecting a share class, you should consider the following:

•	which share classes are available to you;

•	how much you intend to invest;

•	how long you expect to own the shares; and

•	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class A Shares

Class A shares are sold at the prevailing net asset value per Class A share plus the applicable sales load (which may be reduced as described below); however, the following are additional features that should be taken into account when purchasing Class A shares:

•

a minimum initial investment of $500 for regular accounts and $50 for retirement plan accounts, and a minimum subsequent investment of (i) $50 under the Fund’s automatic investment program and (ii) $50 if not made pursuant to the automatic investment program;

•	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A shares; and

•

shareholders tendering Class A shares fewer than 18 months after the original purchase date may be subject to a CDSC of 1.00%, which will be deducted from repurchase proceeds, if (i) the original purchase was for amounts of $500,000 or more and (ii) the shares were purchased without an initial sales charge.

The price of the Class A shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the Class A shares. Investors in Class A shares will pay a sales load based on the amount of their investment, which may range from 0.0% to 5.75%, as set forth in the table below. A reallowance will be made from the sales load paid by each investor as shown on the table below. There are no sales loads on reinvested distributions. The Fund reserves the right to waive broker commissions. The following sales loads apply to your purchases of Class A shares of the Fund:

Amount Invested	Dealer Reallowance	Distributor Fee	Total Sales Load as a % of Offering Price	Total Sales Load as a % of Amount Invested
Under $50,000	5.00%	0.75%	5.75%	6.10%
$50,000 to $99,999	4.50%	0.50%	5.00%	5.26%
$100,000 to $249,999	3.50%	0.50%	4.00%	4.17%
$250,000 to $499,999	2.50%	0.50%	3.00%	3.09%
$500,000 and above*	* *	None	* *	see below

*

Class A shares bought without an initial sales charge in accounts aggregating $500,000 or more at the time of purchase are subject to a 1.00% CDSC if the shares are sold within 18 months of purchase. Subsequent Class A share purchases that bring a shareholder’s account value above $500,000 are not subject to a front-end sales charge, but are subject to a CDSC if redeemed within 18 months of purchase. The 18-month period begins on the day the purchase is made. The CDSC does not apply to load waived shares purchased for certain retirement plans or other eligible fee-based programs.

**	A selling broker may receive a commission on purchases of Class A shares of $500,000 or above as detailed below:

Amount Invested	Dealer Reallowance
Less than $5,000,000	1.00%
$5,000,000 to less than $25,000,000	0.50%
$25,000,000 or more	0.25%

You may be able to buy Class A shares without a sales charge (i.e., “load-waived”) when you are:

•	reinvesting dividends or distributions;

•	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage service;

•	exchanging an investment in Class A (or equivalent type) shares of another fund for an investment in the Fund;

•	a current or former director or Trustee of the Fund;

•

an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

•	purchasing shares through the Fund’s Adviser; or

•	purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

In addition, concurrent purchases of Class A shares by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class A shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the financial intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class A shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

•	an individual;

•	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

•

a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s Distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Class C Shares

Class C shares are sold at the prevailing NAV per Class C share; however, the following are additional features that should be taken into account when purchasing Class C shares:

•

a minimum initial investment of $500 for regular accounts and $50 for retirement plan accounts, and a minimum subsequent investment of (i) $50 under the Fund’s automatic investment program and (ii) $50 if not made pursuant to the automatic investment program;

•	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C shares;

•	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class C shares; and

•

an early withdrawal charge equal to 1.0% of the original purchase price of Class C shares repurchased by the Fund for repurchases of Class C shares within 18 months following such shareholder’s initial purchase.

•	The Distributor will pay your financial advisor an up-front commission of 1.00% on sales of Class C shares.

The price of the Class C shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the Class C shares. Investors in Class C shares will not pay any upfront sales charges. A selling broker may receive commissions on purchases of Class C shares over $1,000,000.

Class H Shares

Class H shares are sold at the prevailing NAV per Class H share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class H shares:

•

a minimum initial investment of $500 for regular accounts and $50 for retirement plan accounts, and a minimum subsequent investment of (i) $50 under the Fund’s automatic investment program and (ii) $50 if not made pursuant to the automatic investment program;

•	a Distribution Fee which will accrue at an annual rate equal to 0.35% of the average daily net assets of the Fund attributable to Class H shares;

•

a CDSC equal to 6.00%, 5.00%, 4.00%, and 3.00% of the repurchase price of Class H shares repurchased by the Fund within 12 months, between 12 and 24 months, between 24 and 36 months, and between 36 and 120 months, respectively, following such shareholder’s initial purchase; and

•

The Distributor may pay your broker dealer representative an up-front commission of up to 5.00% on sales of Class H shares and may pay up to 1.00% to your broker dealer’s home office on sales of Class H shares.

The price of the Class H shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the Class H shares. Investors in Class H shares will not pay any upfront sales charges.

Class L Shares

Class L shares are sold at the prevailing net asset value per Class L share plus the applicable sales load (which may be reduced as described below); however, the following are additional features that should be taken into account when purchasing Class L shares:

•

a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of (i) $50 under the Fund’s automatic investment program and (ii) $50 if not made pursuant to the automatic investment program;

•	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class L shares; and

•	a Distribution Fee which will accrue at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to Class L shares.

Investors purchasing Class L shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.25% to 4.25%, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s Distributor. There are no sales loads on reinvested distributions. The Fund reserves the right to waive broker commissions. The following sales loads apply to your purchases of Class L shares of the Fund:

Amount Invested	Dealer Reallowance	Dealer Manager Fee	Total Sales Load as a % of Offering Price	Total Sales Load as a % of Amount Invested
Under $250,000	3.50%	0.75%	4.25%	4.44%
$250,000 to $499,999	2.50%	0.75%	3.25%	3.36%
$500,000 to $999,999	1.50%	0.50%	2.00%	2.04%
$1,000,000 and above	1.00%	0.25%	1.25%	1.27%

You may be able to buy Class L shares without a sales charge (i.e., “load-waived”) when you are:

•	reinvesting dividends or distributions;

•	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage service;

•	exchanging an investment in Class L (or equivalent type) shares of another fund for an investment in the Fund;

•	a current or former director or Trustee of the Fund;

•

an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

•	purchasing shares through the Fund’s Adviser; or

•	purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

In addition, concurrent purchases of Class L shares by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class L shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the financial intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class L shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

•	an individual;

•	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

•

a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s Distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Class Z Shares

Class Z shares will be sold at the prevailing NAV per Class Z share and are not subject to any upfront sales charge. The Class Z shares are not subject to a Distribution Fee, early withdrawal charges, or a monthly shareholder servicing fee. Class Z shares may only be available through certain financial intermediaries. Because the Class Z shares of the Fund are sold at the prevailing NAV per Class Z share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, Class Z shares require a minimum investment of $100,000 and a minimum subsequent investment in any amount. The Fund reserves the right to waive minimum investment amounts.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Servicing Plan and Agreement” (the “Plan”) under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have a multi-class structure, CDSCs and distribution and shareholder servicing fees. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Servicing Plan and Agreement, the Fund may incur expenses on an annual basis equal to 0.25% of its average net assets. Shareholders will not pay a shareholder servicing fee in connection with Class H or Class Z shares.

In addition to payments under the Plan, from time to time the Fund may pay broker-dealers and other intermediaries’ account-based fees for networking and account maintenance. In addition, the Adviser and/or the Distributor may, from time to time, at their own expense out of the revenues they receive from the Fund and/or its own financial resources, make cash payments to broker-dealers and other financial intermediaries (directly and not as an expense of a Fund) as an incentive to sell shares of the Fund and/or to promote retention of customer assets in the Fund. Such cash payments may be calculated on sales of shares of the Fund (“Sales-Based Payments”) or on the average daily net assets of the Fund attributable to that particular broker-dealer or other financial intermediary (“Asset-Based Payments”). Each of the Adviser and/or the Distributor may agree to make such cash payments to a broker-dealer or other financial intermediary in the form of either or both Sales-Based Payments and Asset-Based Payments.

The Adviser and/or the Distributor may also make other cash payments to broker-dealers or other financial intermediaries in addition to or in lieu of Sales-Based Payments and Asset-Based Payments, in the form of payment for travel expenses, including lodging, incurred in connection with trips taken by qualifying registered representatives of those broker-dealers or other financial intermediaries and their families to places within or outside the United States; meeting fees; entertainment; transaction processing and transmission charges; advertising or other promotional expenses; allocable portions, based on shares of the Fund sold, of salaries and bonuses of registered representatives of an affiliated broker-dealer or other financial intermediary that is a financial advisor; or other expenses as determined in the Adviser or the Distributor’s discretion, as applicable. In certain cases these other payments could be significant to the broker-dealers or other financial intermediaries. Any payments described above will not change the price paid by investors for the purchase of the shares of the Fund, the amount that the Fund will receive as proceeds from such sales, or the amounts payable under the Plan.

LEGAL MATTERS

K&L Gates LLP, located at State Street Financial Center, 1 Lincoln Street, Boston, Massachusetts 02111, acts as the Fund’s legal counsel.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call (844) 485-9167 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. has been appointed the independent registered public accounting firm for the Fund as of December 6, 2018. Cohen & Company, Ltd. is located at 1350 Euclid Avenue, Cleveland, Ohio 44115. Prior to December 6, 2018, another independent registered public accounting firm served as the Fund’s auditor.

ADDITIONAL INFORMATION

The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-209932). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or Statement of Additional Information without charge.

PRIVACY NOTICE

FACTS	WHAT DOES NEXPOINT HEALTHCARE OPPORTUNITIES FUND DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
	• Social Security number • Assets • Retirement Assets • Transaction History • Checking Account Information	• Purchase History • Account Balances • Account Transactions • Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons NexPoint Healthcare Opportunities Fund chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does NexPoint Healthcare Opportunities Fund share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No

For our marketing purposes – to offer our products and services to you	No	We don’t share

For joint marketing with other financial companies	No	We don’t share

For our affiliates’ everyday business purposes – information about your transactions and experiences	No	We don’t share

For our affiliates’ everyday business purposes – information about your creditworthiness	No	We don’t share

For nonaffiliates to market to you	No	We don’t share

Questions? Call (844) 485-9167

Who we are

Who is providing this notice? NexPoint Healthcare Opportunities Fund

What we do

How does NexPoint Healthcare Opportunities Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does NexPoint Healthcare Opportunities Fund collect my personal information?

We collect your personal information, for example, when you

•   Open an account

•   Provide account information

•   Give us your contact information

•   Make deposits or withdrawals from your account

•   Make a wire transfer

•   Tell us where to send the money

•   Tells us who receives the money

•   Show your government-issued ID

•   Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

•   Sharing for affiliates’ everyday business purposes – information about your creditworthiness

•   Affiliates from using your information to market to you

•   Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions

Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. • NexPoint Healthcare Opportunities Fund does not share with our affiliates.

Nonaffiliates

Companies not related by common ownership or control. They can be financial and nonfinancial companies

•   NexPoint Healthcare Opportunities Fund does not share with nonaffiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. • NexPoint Healthcare Opportunities Fund does not jointly market.

NexPoint Healthcare Opportunities Fund

Maximum Offering of 4,712,535 Class A, Class C, Class H, Class L and Class Z Shares

Shares of Beneficial Interest

April 30, 2019

Distributor

NexPoint Securities, Inc.

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in this Prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

NHOF-PROS-0419

STATEMENT OF ADDITIONAL INFORMATION

NEXPOINT HEALTHCARE OPPORTUNITIES FUND

Principal Executive Offices

300 Crescent Court

Suite 700

Dallas, Texas 75201

(972) 628-4100

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of NexPoint Healthcare Opportunities Fund, dated April 30, 2019 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at (844) 485-9167 or by visiting the Fund’s website at www.NexPointFunds.com. Information on the website is not incorporated herein by reference. The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission (“SEC”) at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 202-551-8090. The Fund’s filings with the SEC are also available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street NE, Washington, D.C. 20549-0102.

April 30, 2019

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that operates as an interval fund (the “Fund”). The Fund is a non-diversified investment company, which means that the Fund is not limited by the Investment Company Act of 1940, as amended (the “1940 Act”) with respect to the proportion of its assets that may be invested in the securities of a single issuer. As a regulated investment company (“RIC”), however, the Fund will be required to comply with certain asset diversification tests at the end of each quarter of each of its taxable years. The Fund was organized as a Delaware statutory trust on February 18, 2016. The Fund’s principal office is located at 300 Crescent Court, Suite 700, Dallas, Texas 75201, and its telephone number is (844) 485-9167. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to seek total return consisting of current income and longer-term capital appreciation. There can be no assurance that the Fund will achieve this objective. The Fund’s investment objective is non-fundamental and may be changed by the Board without shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change in this investment objective.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)

Borrow money, except to the extent permitted by the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)

Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin.

(4)

Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

(5)

Invest 25% or more of the value of its total assets in the securities of companies or entities engaged in any one industry or group of industries except that, under normal circumstances, the Fund will invest over 25% of its total assets in the securities of Healthcare Companies. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities. For purposes of this limitation, the Fund will define an industry or group of industries by reference to Standard & Poor’s Global Industry Classification Standard codes for industry classifications.

(6)

Purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission, invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)

Make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities in accordance with its investment objective and policies, (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund’s investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan, and (d) by loaning portfolio securities.

(8)

Purchase or sell real estate, except that the Fund may invest in securities of companies that deal in real estate or are engaged in the real estate business, including real estate investment trusts (“REITs”), and instruments secured by real estate or interests therein and the Fund may acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund’s ownership of such other assets.

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchases offers for no less than for 5% of the Fund’s shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Non-Fundamental Policies

The following are additional investment limitations of the Fund and may be changed by the Board without shareholder approval.

80% Investment Policy. The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its total assets (defined as net assets plus the amount of any borrowing for investment purposes) in the securities of U.S. and non-U.S. companies engaged in the healthcare industry (“Healthcare Companies”).

A company will be deemed to be a Healthcare Company if, at the time the Fund makes an investment in a company, 50% or more of such company’s sales, earnings or assets arise from or are dedicated to healthcare products or services or medical technology activities. Healthcare Companies are considered by NexPoint Advisors, L.P., which serves as Adviser to the Fund (“NexPoint” or the “Adviser”) to include companies in one or more of the following sub-sectors: pharmaceuticals, biotechnology, managed care, life science and tools, healthcare technology, healthcare services, healthcare supplies, healthcare facilities, healthcare equipment, healthcare distributors, health and wellness, cosmetics and skin care and Healthcare REITs. Additionally, we consider the term Healthcare Company to include companies that are materially impacted by the healthcare industry, such as a contractor that primarily derives its revenue or profit from the construction of hospitals. The Adviser determines in its discretion whether a company is a Healthcare Company.

Shareholders of the Fund will be provided with at least 60 days’ prior notice of any change in the Fund’s 80% Policy. The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type: “Important Notice Regarding Change in Investment Policy.” The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

If a restriction on a Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of a Fund’s investment portfolio, resulting from changes in the value of a Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Covered Obligations. Consistent with SEC staff guidance, financial instruments that involve obligations to make future payments to third parties will not be viewed as creating any senior security provided that the Fund covers its obligations as described below. Those financial instruments can include, among others, (i) securities purchased on a when-issued, delayed delivery, and to be announced basis, (ii) futures contracts, (iii) forward currency contracts, (iv) written options, and (vi) securities sold short. Consistent with SEC staff guidance, the Fund will consider its obligations involving such a financial instrument as “covered” when the Fund (1) maintains an offsetting financial position, or (2) segregates liquid assets (constituting cash, cash equivalents or other liquid portfolio securities) equal to the Fund’s exposures relating to the financial instrument, as determined on a daily basis. Dedicated Fund compliance policies and procedures, which the Board has approved, govern the kinds of transactions that can be deemed to be offsetting transactions for purposes of (1) above, and the amounts of assets that need to be segregated for purposes of (2) above. The Fund will seek to value financial instruments on a mark-to-market basis, but may also rely on the instrument’s notional value or upon valuations provided by third party pricing services, subject to the approval of the Board.

The Fund may write covered put and call options on securities. The Fund will realize fees (referred to as “premiums”) for granting the rights evidenced by the options. A put option embodies the right of its purchaser to compel the writer of the option to purchase from the option holder an underlying security at a specified price at any time during the option period. In contrast, a call option embodies the right of its purchaser to compel the writer of the option to sell to the option holder an underlying security at a specified price at any time during the option period.

In the case of a call option on a security, the option is “covered” if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or other assets determined to be liquid by the Adviser in such amount are segregated) upon conversion or exchange of other securities held by the Fund. For a call option on an index, the option is covered if the Fund segregates assets determined to be liquid by the Adviser in an amount equal to the contract value of the index. A call option is also covered if the Fund holds a call on the same security or index as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is maintained by the Fund in segregated assets determined to be liquid by the Adviser. A put option on a security or an index is “covered” if the Fund segregates assets determined to be liquid by the Adviser equal to the exercise price. A put option is also covered if the Fund holds a put on the same security or index as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the Fund segregates assets determined to be liquid by Adviser in an amount equal to the amount of the difference.

Non-Principal Investment Strategies

Senior Loan Based Derivatives. The Fund may obtain exposure to senior loans and baskets of senior loans through the use of derivative instruments. The Adviser reserves the right to utilize these instruments and similar instruments that may be available in the future. For example, the Fund may invest in a derivative instrument known as the Loan-Only Credit Default Swap Index (“LCDX”), a tradeable index with 100 equally-weighted underlying single-name long-only credit default swaps (“LCDS”). Each underlying LCDS references an issuer whose loans trade in the secondary leveraged loan market. The Fund can either buy the Index (take on credit exposure) or sell the Index (pass credit exposure to a counterparty). In either case, the Fund is in essence taking a macro view of the market as a whole rather than on a particular issuer. To compensate investors for the change in the value of the Index over time, an upfront payment is made at the time of a trade to account for the change in the present value of the Index since inception. The payment is the difference between par (or 100) and the amount of the purchase price, plus or minus (depending on whether the Fund is a buyer or seller of the Index) accrued interest. Each version of the Index launches with a fixed coupon which the seller of the Index pays quarterly (and the buyer of the Index receives quarterly). The amount of payments received or paid is the coupon times the notional amount. While investing in these types of derivatives will increase the universe of debt securities to which the Fund is exposed, such investments entail risks that are not typically associated with investments in other debt securities. The liquidity of the market for these types of instruments will be subject to liquidity in the secured loan and derivatives markets. The Fund may also be subject to the risk that the counterparty in a derivative transaction will default on its obligations. These transactions generally involve the risk of loss due to unanticipated adverse changes in securities prices, interest rates, the inability to close out a position, imperfect correlation between a position and the desired hedge, uncertainty regarding the tax rules applicable to these transactions and portfolio management constraints on securities subject to such transactions. The potential loss on derivative instruments may be substantially greater than the initial investment therein.

Investments in the Index may involve greater risks than if the Fund had invested in the reference obligation directly. The Fund will not engage in these transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the investment portfolio or obligations incurred by the Fund.

Distressed Debt. The Fund is authorized to invest in the securities and other obligations of distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. Such investments generally trade significantly below par and are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Typically such workout or bankruptcy proceedings result in only partial recovery of cash payments or an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative. The Fund may invest in securities of a company for purposes of gaining control.

Stressed Debt. The Fund is authorized to invest in securities and other obligations of stressed issuers. Stressed issuers are issuers that are not yet deemed distressed or bankrupt and whose debt securities are trading at a discount to par, but not yet at distressed levels. An example would be an issuer that is in technical default of its credit agreement, or undergoing strategic or operational changes, which results in market pricing uncertainty.

Money Market Instruments. The Fund may invest in money market instruments, which include short-term U.S. government securities, U.S. dollar-denominated, high quality commercial paper (unsecured promissory notes issued by corporations to finance their short-term credit needs), certificates of deposit, bankers’ acceptances and repurchase agreements relating to any of the foregoing, and pooled investment vehicles (for example, money market funds) that invest in these obligations. U.S. government securities include

Treasury notes, bonds and bills, which are direct obligations of the U.S. government backed by the full faith and credit of the U.S. and securities issued by agencies and instrumentalities of the U.S. government, which may be guaranteed by the U.S. Treasury, may be supported by the issuer’s right to borrow from the U.S. Treasury or may be backed only by the credit of the federal agency or instrumentality itself.

U.S. Government Securities. U.S. government securities in which the Fund invests include debt obligations of varying maturities issued by the U.S. Treasury or issued or guaranteed by an agency or instrumentality of the U.S. government, including the Federal Housing Administration, Federal Financing Bank, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association (GNMA), General Services Administration, Central Bank for Cooperatives, Federal Farm Credit Banks, Federal Home Loan Banks, Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA), Maritime Administration, Tennessee Valley Authority, District of Columbia Armory Board and various institutions that previously were or currently are part of the Farm Credit System (which has been undergoing reorganization since 1987). Some U.S. government securities, such as U.S. Treasury bills, Treasury notes and Treasury bonds, which differ only in their interest rates, maturities and times of issuance, are supported by the full faith and credit of the U.S. government. Others are supported by (i) the right of the issuer to borrow from the U.S. Treasury, such as securities of the Federal Home Loan Banks; (ii) the discretionary authority of the U.S. government to purchase the agency’s obligations; or (iii) only the credit of the issuer. The U.S. government may not in the future continue to provide financial support to U.S. government agencies, authorities or instrumentalities that are not supported by the full faith and credit of the United States. To the extent the Fund invests in U.S. Government securities that are not backed by the full faith and credit of the U.S. Treasury, such investments may involve a greater risk of loss of principal and interest since the Fund must look principally or solely to the issuing or guaranteeing agency or instrumentality for repayment.

Securities guaranteed as to principal and interest by the U.S. government, its agencies, authorities or instrumentalities include (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government or any of its agencies, authorities or instrumentalities; and (ii) participations in loans made to non-U.S. governments or other entities that are so guaranteed. The secondary market for certain of these participations is limited and therefore may be regarded as illiquid.

In September 2008, the U.S. Treasury Department placed FNMA and FHLMC into conservatorship. The companies remain in conservatorship, and the effect that this conservatorship will have on the companies’ debt and equity securities is unclear. Although the U.S. government has recently provided financial support to FNMA and FHLMC, there can be no assurance that it will support these or other government-sponsored enterprises in the future. In addition, any such government support may benefit the holders of only certain classes of an issuer’s securities.

Special Situations. The Fund may invest in companies undergoing work-outs, liquidations, reorganizations, bankruptcies, insolvencies or other fundamental changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund intends to invest, there is a potential risk of loss by the Fund of its entire investment in such companies.

Certain Bankruptcy and Insolvency Issues. Some of the companies in which the Fund invests may be involved in a complex bankruptcy or insolvency proceeding in the United States or elsewhere. There are a number of significant risks inherent in the bankruptcy or insolvency process. The Fund cannot guarantee the outcome of any bankruptcy or insolvency proceeding.

Under U.S. bankruptcy proceedings or other insolvency proceedings, the Fund may risk taking a loss on its investment and having its claim released or discharged against the debtor and third parties. For example, under a plan of reorganization, the Fund could receive a cash distribution for less than its initial investment or receive securities or other financial instruments in exchange for its claims, which then could be discharged and released against the debtor or other third parties. In addition, under U.S. bankruptcy proceedings, a debtor can effectuate a sale of assets with a purchaser acquiring such assets free and clear of any claims or liens underlying the Fund’s investment with the Fund having only potential recourse to the proceeds of the sale.

Under certain circumstances, payments to the Fund may be reclaimed, recharacterized or avoided if any such payment or distribution is later determined by the applicable court to have been a fraudulent conveyance, fraudulent transfer, a preferential payment or otherwise subject to avoidance under applicable law. In addition, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” of a debtor and other creditors can demonstrate that they have been harmed by such actions.

Many events in a bankruptcy are often beyond the control of the creditors. While creditors may be given an opportunity to object to or otherwise participate in significant actions, there can be no assurance that a court in the exercise of its broad powers or discretion would not approve actions that would be contrary to the interests of the Fund as a creditor.

The duration of a bankruptcy or insolvency proceeding is difficult to predict. A creditor’s return on investment can be adversely impacted by delays while a plan of reorganization is being negotiated, approved by the creditors, confirmed by the bankruptcy court and until the plan ultimately becomes effective. Similar delays can occur while a court may be considering a sale or other restructuring transaction. In addition, the administrative costs in connection with a bankruptcy or insolvency proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to unsecured creditors or equity holders. If a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Also, in the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Further, certain claims that have priority by law (for example, claims for taxes) may be quite substantial.

The effect of a bankruptcy filing on or by a portfolio company may adversely and permanently affect the portfolio company. The portfolio company may lose its market position, going concern value and key employees and otherwise become incapable of restoring itself as a viable entity. If for this or any other reason the proceeding is converted to a liquidation, the liquidation value of the portfolio company may not equal the liquidation value that was believed to exist at the time of the investment.

Co-Investments. Opportunities for co-investments may arise when the Adviser or its affiliates become aware of investment opportunities that may be appropriate for the Fund and its affiliates’ other clients. The Fund will only make investments in which the Adviser or an affiliate hold an interest to the extent permitted under the 1940 Act and SEC staff interpretations or pursuant to the terms and conditions of the exemptive order received by the Adviser and certain funds affiliated with the Fund, dated April 19, 2016. For example, exemptive relief is not required for the Fund to invest in syndicated deals and secondary loan market transactions in which the Adviser or an affiliate has an interest where price is the only negotiated point. The order applies to all “Investment Companies,” which includes future closed-end investment companies registered under the 1940 Act that are managed by the Adviser, which includes the Fund. The Fund, therefore, may in the future invest in accordance with the terms and conditions of the exemptive order.

Investment opportunities that are presented to an affiliate’s other clients may be referred to the Fund and vice versa. For each such referral, the Adviser intends to independently analyze and evaluate whether the co-investment transaction is appropriate for the Fund. In addition, co-investment transactions that are recommended and approved by the Adviser will generally be subject to the review and approval by a committee consisting of independent trustees on the Fund’s Board. For each type of co-investment transaction, the Fund intends to apply a specific protocol, which will be approved by the Fund’s independent trustees and be designed to ensure the fairness to the Fund of the specific type of co-investment transaction. However, neither the Fund nor any affiliates’ other clients will be obligated to invest or co-invest when investment opportunities are referred to by the Fund or them.

Portfolio Turnover

The Fund’s portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for certain applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates applicable to “qualified dividend income.” See “Tax Status.”

For the fiscal year ended December 31, 2018, the Fund’s portfolio turnover rate was 430%.

Repurchases and Transfers of Shares

Repurchase Offers. The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms.

1.

The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time. Rule 23c-3 establishes requirements that closed-end funds must follow when making repurchase offers to their shareholders.

2.	The repurchase offers will be made in March, June, September and December of each year.

3.

The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer within 21 to 42 days of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange (“NYSE”) is closed on that day), as specified by the Fund (the “Repurchase Request Deadline”).

4.

The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. However, the Fund does not currently charge a repurchase fee. The Fund may rely on Rule 23c-3 only so long as the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures. All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount. Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the Fund’s outstanding shares on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification. Thirty days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at NAV;

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.

The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.	The NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

10.	The market price, if any, of the shares on the date on which such NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file a Form N-23c-3 (“Notification of Repurchase Offer’’) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners. Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests. Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount. If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.

Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2.

Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers. The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a RIC under Subchapter M of the Code;

2.

If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.

For any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

4.

For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value. The Fund’s current NAV shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the NYSE. The Fund’s NAV need not be calculated on:

1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements. From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual asset must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy. The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Adviser, but shall continue to be responsible for monitoring the Adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security.

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)	The size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.

If market developments impair the liquidity of a security, the Adviser should review the advisability of retaining the security in the portfolio. The Adviser should report to the basis for its determination to retain a security at the next Board meeting.

3.	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure. The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure. The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

(a)	the number of repurchase offers,

(b)	the repurchase offer amount and the amount tendered in each repurchase offer,

(c)	and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Advertising. The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open-end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Transfers of Shares. No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the sole and absolute discretion of the Board. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Fund is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Fund’s Bylaws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request.

The Board consists of five individuals, four of whom are not “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s distributor (“Independent Trustees”). Interested Persons generally include affiliates, immediate family members of affiliates, any partner or employee of the Fund’s legal counsel, and any person who has engaged in portfolio transactions for the Fund or who has loaned the Fund money or property within the previous six months. Pursuant to the Governing Documents of the Fund, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Fund’s purposes. The Trustees, officers, employees and agents of the Fund, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Trustee Qualifications

Generally, the Fund believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills.

The Fund does not believe any one factor is determinative in assessing a Trustee’s qualifications, but that the collective experience of each Trustee makes them each highly qualified. Following is a list of the Trustees and executive officers of the Fund and their principal occupation over the last five years.

The “Highland Funds Complex,” as referred to herein consists of: the Fund (“NHOF”), each series of Highland Funds I (“HFI”), each series of Highland Funds II (“HFII”), Highland Global Allocation Fund (“GAF”), Highland Floating Rate Opportunities Fund (“HFRO”), NexPoint Strategic Opportunities Fund (“NHF”), NexPoint Event-Driven Fund (“NEDF”), NexPoint Real Estate Strategies Fund (“NRESF”), NexPoint Strategic Income Fund (“NSIF”), NexPoint Energy and Materials Opportunities Fund (“NEMO”), NexPoint Discount Strategies Fund (“NDSF” and together with the Fund, NEDF, NLAF, NSIF, NEMO and NDSF, the “Interval Funds”), and NexPoint Capital, Inc. (the “BDC”), a closed-end management investment company that has elected to be treated as a business development company under the 1940 Act.

Name, Date of Birth, Position(s) with the Fund and Length of Time Served, Term of Office[1] and Number of Portfolios in the Highland Funds Complex Overseen by the Trustee	Principal Occupations(s) During the Past Five Years and Other Directorships/Trusteeships Held During the Past Five Years	Experience, Qualifications, Attributes, Skills for Board Membership During the Past Five Years
Dr. Bob Froehlich (4/28/1953) Trustee since March 2016; 3 year term (expiring at 2020 annual meeting) for the Trust. 24 funds

Retired.

Trustee of ARC Realty Finance Trust, Inc. (from January 2013 to May 2016); Director of KC Concessions, Inc. (since January 2013); Trustee of Realty Capital Income Funds Trust (from January 2014 to December 2016); Director of American Realty Capital Healthcare Trust II (from January 2013 to June 2016); Director, American Realty Capital Daily Net Asset Value Trust, Inc. (from November 2012 to July 2016); Director of American Sports Enterprise, Inc. (since January 2013); Director of Davidson Investment Advisors (from July 2009 to July 2016); Chairman and owner, Kane County Cougars Baseball Club (since January 2013); Advisory Board of Directors, Internet Connectivity Group, Inc. (from January 2014 to April 2016); Director of AXAR Acquisition Corp. (formerly AR Capital Acquisition Corp.) (from October 2014 to October 2017); Director of The Midwest League of Professional Baseball Clubs, Inc.; Director of Kane County Cougars Foundation, Inc.; Director of Galen Robotics, Inc.; Chairman and Director of FC Global Realty, Inc. (from May 2017 to June 2018); and Chairman and Director of First Capital Investment Corp. (from March 2017 to March 2018).

Significant experience in the financial industry; significant managerial and executive experience; significant experience on other boards of directors, including as a member of several audit committees.

California Coast University – PhD; Central Michigan University – Master of Arts; University of Dayton – Master of Public Administration; University of Dayton – Bachelor of Arts.

John Honis[2] (6/16/1958) Trustee since July 2013; 3 year term (expiring at 2021 annual meeting) for the Trust. 24 funds

President of Rand Advisors, LLC since August 2013; Partner of Highland Capital Management, L.P. (“HCM”) from February 2007 until his resignation in November 2014.

Manager of Turtle Bay Resort, LLC (August 2011 – December 2018); Manager of American Home Patient (November 2011 to February 2016).

Significant experience in the financial industry; significant managerial and executive experience, including experience as president, chief executive officer or chief restructuring officer of five telecommunication firms; experience on other boards of directors.

Ethan Powell[3] (6/20/1975) Trustee since December 2013; Chairman of the Board since December 2013; 3 year term (expiring at 2019 annual meeting) for the Trust. 24 funds

Trustee of Impact Shares Funds I Trust

President and Founder of Impact Shares LLC since December 2015; Trustee/Director of the Highland Funds Complex from June 2012 until July 2013 and since December 2013; Chief Product Strategist of Highland Capital Management Fund Advisors, L.P. (“HCMFA”) from 2012 until December 2015; Senior Retail Fund Analyst of HCM from 2007 until December 2015 and HCMFA from its inception until December 2015; President and Principal Executive Officer of NHF from June 2012 until May 2015; Secretary of NHF from May 2015 until December 2015; Executive Vice President and Principal Executive Officer of HFI and HFII from June 2012 until December 2015; and Secretary of HFI and HFII from November 2010 to May 2015.

Significant experience in the financial industry; significant executive experience including past service as an officer of funds in the Highland Funds Complex; significant administrative and managerial experience.

Name, Date of Birth, Position(s) with the Fund and Length of Time Served, Term of Office[1] and Number of Portfolios in the Highland Funds Complex Overseen by the Trustee	Principal Occupations(s) During the Past Five Years and Other Directorships/Trusteeships Held During the Past Five Years	Experience, Qualifications, Attributes, Skills for Board Membership During the Past Five Years
Bryan A. Ward (2/4/1955) Trustee since May 2006 3 year term (expiring at 2019 annual meeting). 24 funds

Senior Advisor, CrossFirst Bank since April 2019; Private Investor, BW Consulting, LLC since 2014; Senior Manager, Accenture, LLP (a consulting firm) from 1991 until retirement in 2014.

Director of Equity Metrix, LLC

Significant experience on this and/or other boards of directors/trustees; significant managerial and executive experience; significant experience as a management consultant.

Interested Trustees Dustin Norris[4] (1/6/1984) Trustee since February 2018; Executive Vice President since April 2019; Nominee for 3 year term expiring at 2021 annual meeting. 24 funds

Head of Distribution and Chief Product Strategist at NexPoint since March 2019; President of NexPoint Securities, Inc. (formerly, Highland Capital Funds Distributor, Inc.) from April 2018; Head of Distribution at HCMFA from November 2017 until March 2019; Secretary of HFRO, GAF, HFI and HFII since October 2017; Assistant Secretary of HFRO and GAF II from August 2017 to October 2017; Chief Product Strategist at HCMFA from September 2015 to March 2019; Director of Product Strategy at HCMFA from May 2014 to September 2015; Assistant Secretary of HFI and HFII from March 2017 to October 2017; Secretary of NHF since December 2015; Assistant Treasurer of NexPoint Real Estate Advisors, L.P. since May 2015; Assistant Treasurer of NexPoint Real Estate Advisors II, L.P. since June 2016; Assistant Treasurer of HFI and HFII from November 2012 to March 2017; Assistant Treasurer of NHF from November 2012 to December 2015; Secretary of the BDC since 2014; and Secretary of the Interval Funds since March 2016.

None

Significant experience in the financial industry; significant managerial and executive experience, including experience as an officer of the Highland Funds Complex since 2012.

[1]

The Board of Trustees is divided into three classes, each class having a term of three years to expire on the date of the third annual meeting following its election. On an annual basis, as a matter of Board policy, the Governance Committee reviews each Trustee’s performance and determines whether to extend each such Trustee’s service for another year. Effective June 2013, the Board adopted a retirement policy wherein the Governance Committee shall not recommend the continued service as a Trustee of a Board member who is older than 80 years of age at the time the Governance Committee reports its findings to the Board.

[2]

Since May 1, 2015, Mr. Honis has been treated as an Independent Trustee of the Trust. Prior to that date, Mr. Honis was treated as an Interested Trustee because he was a partner of an investment adviser affiliated with the Adviser until his resignation in November 2014. As of March 5, 2019, Mr. Honis was entitled to receive aggregate severance and/or deferred compensation payments of approximately $400,000 from another affiliate of the Adviser.

In addition, Mr. Honis serves as a trustee of a trust that owns substantially all of the economic interest in an investment adviser affiliated with the Adviser. Mr. Honis indirectly receives an asset-based fee in respect of such interest, which is projected to range from $450,000-$550,000 annually. Additionally, an investment adviser controlled by Mr. Honis has entered into a shared services arrangement with an affiliate of the Adviser, pursuant to which the affiliate provides back office support in exchange for approximately $50,000 per quarter. The affiliated adviser was paid $147,000 and $208,000 in 2017 and 2018, respectively. In light of these relationships between Mr. Honis and affiliates of the Adviser, it is possible that the SEC might in the future determine Mr. Honis to be an interested person of the Trust.

[3]	Prior to December 8, 2017, Mr. Powell was treated as an Interested Trustee of the Fund for all purposes other than compensation and the Trust’s code of ethics.
[4]	On February 7, 2018, Mr. Norris was appointed as an Interested Trustee of the Trust.

Officers*

Name, Date of Birth, Position(s) held with the Trust and Length of Time Served, Term of Office	Principal Occupations(s) During the Past Five Years
James Dondero (6/29/1962) President and Principal Executive Officer since May 2015; Indefinite Term	President of HCM, which he co-founded in 1993; Chairman of the Board of NexPoint Residential Trust, Inc. since May 2015; Portfolio Manager of NHF; GAF; Highland Energy MLP Fund, Highland Small-Cap Equity Fund and Highland Premier Growth Equity Fund (each a series of HFII); Highland Opportunistic Credit Fund (series of HFI); the BDC; and the Interval Funds.

Frank Waterhouse (4/14/1971) Treasurer since May 2015; Principal Financial Officer and Principal Accounting Officer since October 2017; Principal Executive Officer since February 2018; Indefinite Term	Partner and Chief Financial Officer of HCM; Treasurer of the Highland Funds Complex since May 2015.

Clifford Stoops (11/17/1970) Assistant Treasurer since March 2017; Indefinite Term	Chief Accounting Officer at HCM; Assistant Treasurer of the Highland Funds Complex since March 2017.

Jason Post (1/9/1979) Chief Compliance Officer since September 2015; Indefinite Term	Chief Compliance Officer for HCMFA and NexPoint since September 2015; Chief Compliance Officer and Anti-Money Laundering Officer of the Highland Funds Complex since September 2015. Prior to his current role at HCMFA and NexPoint, Mr. Post served as Deputy Chief Compliance Officer and Director of Compliance for HCM.

Dustin Norris (1/6/1984) Executive Vice President since April 2019; Indefinite Term Trustee since February 2018	Head of Distribution and Chief Product Strategist at NexPoint since March 2019; President of NexPoint Securities, Inc. since April 2018; Head of Distribution at HCMFA from November 2017 until March 2019; Chief Product Strategist at HCMFA from September 2015 to March 2019; Director of Product Strategy at HCMFA from May 2014 to September 2015; Officer of the Highland Funds Complex since November 2012.

Lauren Thedford (1/7/1989) Secretary since April 2019; Indefinite Term	Associate General Counsel at HCM since September 2017; In-House Counsel at HCM from January 2015 until September 2017; Secretary of the Highland Funds Complex since April 2019.

*	The address for each Trustee and Officer is c/o NexPoint Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Board Committees

Audit and Qualified Legal Compliance Committee. The members of the Audit and Qualified Legal Compliance Committee are Dr. Froehlich, Messrs. Powell, and Ward each of whom is independent for purposes of the 1940 Act. Mr. Ward serves as Chairman of the Audit and Qualified Legal Compliance Committee. The Audit and Qualified Legal Compliance Committee is responsible for approving the Fund’s independent accountants, reviewing with the Fund’s independent accountants the plans and results of the audit engagement, approving professional services provided by the Fund’s independent accountants, reviewing the independence of the Fund’s independent accountants and reviewing the adequacy of the Fund’s internal accounting controls. The Audit and Qualified Legal Compliance Committee is charged with compliance with Rules 205.2(k) and 205.3(c) of Title 17 of the Code of Federal Regulations regarding alternative reporting procedures for attorneys representing the Corporation who appear and practice before the SEC on behalf of the Fund. The Audit and Qualified Legal Compliance Committee is also responsible for aiding the Board in fair value pricing debt and equity securities that are not publicly traded or for which current market values are not readily available. The Board and Audit and Qualified Legal Compliance Committee will use the services of one or more independent valuation firms to help them determine the fair value of these securities. In addition, each member of the Audit and Qualified Legal Compliance Committee meets the current independence and experience requirements of Rule 10A-3 under the Exchange Act.

The Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal year ended December 31, 2018, the Audit Committee held five meetings.

The Governance and Compliance Committee. The Fund’s Governance and Compliance Committee’s function is to oversee and make recommendations to the full Board or the Independent Trustees, as applicable, with respect to the governance of the Fund, selection and nomination of Trustees, compensation of Trustees, and related matters, as well as to oversee and assist Board oversight of the Fund’s compliance with legal and regulatory requirements and to seek to address any potential conflicts of interest between the Fund and the Adviser in connection with any potential or existing litigation or other legal proceeding related to securities held by the Fund and the Adviser or another client of the Adviser. The Governance and Compliance Committee is also responsible for at least annually evaluating each Trustee and determining whether to recommend each Trustee’s continued service in that capacity. The Governance and Compliance Committee will consider recommendations for Trustee nominees from shareholders sent to the Secretary of the Fund, 300 Crescent Court, Suite 700, Dallas, Texas 75201. A nomination submission must include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees, as well as information sufficient to evaluate the recommended nominee’s ability to meet the responsibilities of a Trustee of the Fund. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Governance and Compliance Committee. The Governance and Compliance Committee is currently comprised of Dr. Froehlich and Messrs. Honis, Ward and Powell, each of whom is independent for purposes of the 1940 Act. Mr. Powell serves as the Chairman of the Governance and Compliance Committee. Prior to the February 28, 2019-March 1, 2019 Board Meeting, the Governance and Compliance Committee was divided into the Governance Committee and the Compliance Committee, which met two and three times, respectively, during the fiscal year ended December 31, 2018.

The Distribution and Alternatives Oversight Committee. The members of the Distribution and Alternatives Oversight Committee are Dr. Froehlich and Messrs. Honis, Ward, Norris and Powell. Dr. Froehlich serves as Chairman of the Distribution and Alternatives Oversight Committee. The Distribution and Alternatives Oversight Committee is responsible for reviewing arrangements with financial intermediaries who provide service to the Fund, including Fund payments to financial intermediaries, and for overseeing any funds that, in the Board’s determination, employ alternative investment strategies. Prior to the February 28, 2019-March 1, 2019 Board Meeting, the Distribution and Alternatives Oversight Committee was divided into the Distribution Oversight Committee and the Alternatives Oversight Committee, each of which met two times during the fiscal year ended December 31, 2018.

Board Leadership Structure

The Fund is led by Ethan Powell, who has served as the Chairman of the Board since March 2016. Under certain 1940 Act governance guidelines that apply to the Fund, the Independent Trustees will meet in executive session, at least quarterly. Under the Fund’s governing documents, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Fund policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Fund believes that the Chairman, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Fund and each shareholder.

The Board periodically reviews its leadership structure, including the role of the Chairman. The Board also completes an annual self- assessment during which it reviews its leadership and Committee structure and considers whether its structure remains appropriate in light of the Fund’s current operations. The Board believes that its leadership structure, including the current percentage of the Board who are Independent Trustees is appropriate given its specific characteristics. These characteristics include: (i) the extent to which the work of the Board is conducted through the standing committees, each of whose meetings are chaired by an Independent Trustee; (ii) the extent to which the Independent Trustees meet as needed, together with their independent legal counsel, in the absence of members of management and any member of the Board who is considered an “interested person” of the Fund; and (iii) Mr. Powell’s and Mr. Honis’ previous positions with affiliates of the Adviser enhance the Board’s understanding of the operations of the Adviser.

Board Oversight of Risk Management

The Board’s role is one of oversight, rather than active management. This oversight extends to the Fund’s risk management processes. These processes are embedded in the responsibilities of officers of, and service providers to, the Fund. For example, the Investment Adviser and other service providers to the Fund are primarily responsible for the management of the Fund’s investment risks. The Board has not established a formal risk oversight committee. However, much of the regular work of the Board and its standing Committees addresses aspects of risk oversight. For example, the Trustees seek to understand the key risks facing the Fund, including those involving conflicts of interest; how management identifies and monitors these risks on an ongoing basis; how management develops and implements controls to mitigate these risks; and how management tests the effectiveness of those controls.

In the course of providing that oversight, the Board will receive a wide range of reports on the Fund’s activities from the Adviser and other service providers, including reports regarding the Fund’s investment portfolio, the compliance of the Fund with applicable laws, and the Fund’s financial accounting and reporting. The Board will also meet periodically with the Fund’s Chief Compliance Officer to receive reports regarding the compliance of the Fund with the federal securities laws and the Fund’s internal compliance policies and procedures and meets with the Fund’s Chief Compliance Officer periodically, including at least annually, to review the Chief Compliance Officer’s annual report. The Board’s Audit and Qualified Legal Compliance Committee will also meet regularly with the Chief Financial Officer and Treasurer and the Fund’s independent public accounting firm to discuss, among other things, the internal control structure of the Fund’s financial reporting function. The Board will also meet periodically with the portfolio manager of the Fund to receive reports regarding the management of the Fund, including its investment risks.

The Board recognizes that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals, that reports received by the Trustees with respect to risk management matters are typically summaries of the relevant information, and that the processes, procedures and controls employed to address risks may be limited in their effectiveness. As a result of the foregoing and other factors, risk management oversight by the Board and by the Committees is subject to substantial limitations.

Trustee Ownership.

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund and the aggregate dollar range of equity securities owned by the Trustees in all funds overseen by the Trustees in the Highland Funds Complex as of December 31, 2018.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities(1) in Highland Funds Complex(2)
Interested Trustees
Dustin Norris	None	Over $100,000

Independent Trustees
Dr. Bob Froehlich	None	Over $100,000
John W. Honis(3)	None	None
Timothy K. Hui(4)	None	Over $100,000
Ethan Powell(5)	None	Over $100,000
Bryan A. Ward	None	Over $100,000

(1)	Based on market value as of December 31, 2018.
(2)	Dollar ranges are as follows: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000 and over $100,000.
(3)	Effective May 1, 2015, Mr. Honis is treated as an Independent Trustee of the Fund.
(4)	Mr. Hui retired effective March 31, 2019.
(5)	Prior to December 8, 2017, Mr. Powell was treated as an Interested Trustee of the Fund for all purposes other than compensation and the Fund’s code of ethics.

Compensation

The executive officers of the Fund and the trustee who is considered an “interested person” of the Fund (as defined in the 1940 Act) receive no direct remuneration from the Fund. Each Independent Trustee receives an annual retainer of $150,000 payable in quarterly installments and allocated among each portfolio in the Highland Funds Complex based on relative net assets. Independent Trustees are reimbursed for actual out-of-pocket expenses relating to attendance at meetings, however, the Chairman of the Board and the Chairman of the Audit Committee each receive an additional payment of $10,000 payable in quarterly installments and allocated among each portfolio in the Highland Funds Complex based on relative net assets. The Independent Trustees do not receive any separate compensation in connection with service on Committees or for attending Board or Committee Meetings. The Trustees do not have any pension or retirement plan.

The table below details the amount of compensation the Trustees are expected to receive from the Fund during the current fiscal year. The Fund does not have a bonus, profit sharing, pension or retirement plan.

Name and Position	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From the Highland Funds Complex Paid to Trustees
Interested Trustees
Dustin Norris(1)	N/A	N/A	N/A	N/A

Independent Trustees
Dr. Bob Froehlich	$38	$0	$0	$150,000
John W. Honis(2)	$38	$0	$0	$150,000
Timothy K. Hui(3)	$38	$0	$0	$150,000
Ethan Powell(4,5)	$38	$0	$0	$160,000
Bryan A. Ward(5)	$38	$0	$0	$160,000

(1)	On February 7, 2019, Mr. Norris was appointed as an Interested Trustee of the Fund.
(2)	Effective May 1, 2015, Mr. Honis is treated as an Independent Trustee of the Fund.
(3)	Mr. Hui retired effective March 31, 2019.
(4)	Prior to December 8, 2017, Mr. Powell was treated as an Interested Trustee of the Fund for all purposes other than compensation and the Fund’s code of ethics.
(5)	Effective December 31, 2018, the Board approved an aggregate compensation increase of $10,000 payable to each of the Chairman of the Board and the Chairman of the Audit Committee.

CODES OF ETHICS

The Fund and the Adviser have adopted codes of ethics under Rule 17j-1 of the 1940 Act. These codes permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund. These codes can be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 202-551-8090. The codes of ethics are available on the EDGAR Database on the Commission’s web site (www.sec.gov), and copies of these codes may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Commission’s Public Reference Section, Washington, D.C. 20549-0102.

PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated the voting of proxies for Fund securities to the Adviser pursuant to the Adviser’s proxy voting policies and procedures. Under these policies and procedures, the Adviser will vote proxies related to Fund securities in the best interests of the Fund and its shareholders. A copy of the Adviser’s proxy voting policies and procedures is attached as Appendix A to this Statement of Additional Information. The Fund’s proxy voting record for the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling (844) 485-9167 and (ii)  on the Commission’s web site (www.sec.gov).

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.

As of March 31, 2019, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding shares of the Fund were as follows:

Shares of Beneficial Interest
Name & Address	Percentage of Fund’s Outstanding Shares
NexPoint Advisors, L.P.
300 Crescent Court, Suite 700, Dallas, Texas 75201	100%

As of March 31, 2019, as a result of Mr. Dondero’s controlling interest in the Adviser, the Trustees and officers beneficially owned approximately 100% of the Fund’s outstanding shares.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

NexPoint Advisors, L.P., which serves as Adviser to the Fund, is registered with the SEC as an investment adviser under the Advisers Act and is an affiliate of Highland. The Adviser also externally manages NHF, a registered closed-end fund whose shares trade on the NYSE, NexPoint Capital, Inc., a non-traded business development company, NRESF, a registered closed-end fund that operates as an interval fund, and the following registered closed-end funds that intend to operate as interval funds but have not yet commenced operations: NLAF, NDSF, NEMO, NSIF and NEDF. Highland Capital Management Fund Advisors, L.P., an affiliate of the Adviser, manages Highland Floating Rate Opportunities Fund (“HFRO”) and Highland Global Allocation Fund (“HGLB”), registered closed-end funds whose shares trade on the NYSE. The Adviser’s senior management team has experience across private lending, private equity, real estate investing and other investment strategies. Collectively, the Adviser’s affiliates manage approximately $10.0 billion in assets as of January 31, 2019, including approximately $1.28 billion in healthcare-related investments.

Pursuant to the Investment Advisory Agreement with the Fund, the Adviser will be entitled to receive a monthly fee at the annual rate of 1.25% of the Fund’s Daily Gross Assets. “Daily Gross Assets” is the amount equal to total assets, less any liabilities, but excluding liabilities evidencing leverage.

A discussion regarding the basis for the Board’s initial approval of the Fund’s Investment Advisory Agreement is available in the Fund’s annual report to shareholders for the fiscal year ended December 31, 2018.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay, absorb or reimburse the ordinary operating expenses of the Fund (including organizational and offering expenses, but excluding: (i) distribution and shareholder servicing fees, interest, taxes, dividend expenses on short sales, brokerage commissions and other transaction costs, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Fund’s investments; (iv) expenses payable by the Fund under any Administration or Sub-Administration Agreement; and (v) litigation expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business), to the extent that they exceed 1.75% per annum of the Fund’s average Daily Gross Assets (the “Expense Limitation”). If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio would be higher and could exceed the Expense Limitation. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed (other than organizational and initial offering expenses, which are those expenses incurred by the Fund prior to the commencement of the offering of Fund shares) to the extent that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which such fees are foregone or expenses are incurred by the Adviser; and (2) such recoupment does not cause the Fund’s ordinary operating expenses plus recoupment to exceed the Expense Limitation in effect at the time the expenses were paid or waived or any expense limitation in effect at the time of recoupment. The Expense Limitation Agreement will remain in effect at least until one year after the date of the prospectus, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Board. After the expiration of the Expense Limitation Agreement, the agreement may be renewed at the discretion of the Adviser and the Board. See “Management of the Fund.” During the fiscal year ended December 31, 2018, the Fund paid $16,530 in advisory fees. The Adviser waived $80,522 in advisory fees during that same period.

Other Services. Pursuant to the Investment Advisory Agreement, the Adviser provides administration services to the Fund, provides executive and other personnel necessary to administer the Fund and furnishes office space. Under a separate sub-administration agreement entered into as of July 23, 2018, the Adviser has delegated certain administrative functions to SEI Global Funds Services

(“SEI”) and pays SEI a fee for administration services. Under the administration agreement, SEI has agreed to provide fund accounting services; asset data services; fund administration and reporting services; and regulatory administration services, including preparation and filing of various reports with the appropriate regulatory agencies and the SEC for the Fund. The Adviser generally assists in all aspects of the Fund’s administration and operations and furnishes offices, necessary facilities, equipment and personnel. DST Systems, Inc. (“DST”) serves as the transfer agent of the Fund.

Conflicts of Interest

The Adviser currently or in the future may provide investment advisory and other services, directly and through affiliates, to various affiliated entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

Set out below are practices that the Adviser will follow. Although the Adviser anticipates that the Underlying Fund managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that an Underlying Fund manager will abide by, and comply with, its stated practices. An Underlying Fund manager may provide investment advisory and other services, directly or through affiliates, to various affiliated entities and accounts other than the Underlying Fund.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or an Underlying Fund in which the Fund invests. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts that are the same as, different from or made at a different time than, positions taken for the Fund or an Underlying Fund.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Servicing Plan and Agreement” (the “Plan”) under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have a multi-class structure, CDSCs and distribution and shareholder servicing fees. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Servicing Plan and Agreement, the Fund may incur expenses on an annual basis equal to 0.25% of its average daily net assets of Class A, Class C and Class L shares.

In addition to payments under the Plan, from time to time the Fund may pay broker-dealers and other intermediaries’ account-based fees for networking and account maintenance. In addition, the Adviser and/or the Distributor may, from time to time, at their own expense out of the revenues they receive from the Fund and/or its own financial resources, make cash payments to broker-dealers and other financial intermediaries (directly and not as an expense of a Fund) as an incentive to sell shares of the Fund and/or to promote retention of customer assets in the Fund. Such cash payments may be calculated on sales of shares of the Fund (“Sales-Based Payments”) or on the average daily net assets of the Fund attributable to that particular broker-dealer or other financial intermediary (“Asset-Based Payments”). Each of the Adviser and/or the Distributor may agree to make such cash payments to a broker-dealer or other financial intermediary in the form of either or both Sales-Based Payments and Asset-Based Payments.

The Adviser and/or the Distributor may also make other cash payments to broker-dealers or other financial intermediaries in addition to or in lieu of Sales-Based Payments and Asset-Based Payments, in the form of payment for travel expenses, including lodging, incurred in connection with trips taken by qualifying registered representatives of those broker-dealers or other financial intermediaries and their families to places within or outside the United States; meeting fees; entertainment; transaction processing and transmission charges; advertising or other promotional expenses; allocable portions, based on shares of the Fund sold, of salaries and bonuses of registered representatives of an affiliated broker-dealer or other financial intermediary that is a financial advisor; or other expenses as determined in the Adviser or the Distributor’s discretion, as applicable. In certain cases these other payments could be significant to the broker-dealers or other financial intermediaries. Any payments described above will not change the price paid by investors for the purchase of the shares of the Fund, the amount that the Fund will receive as proceeds from such sales, or the amounts payable under the Plan.

PORTFOLIO MANAGER

James Dondero and Nate Burns serve as the portfolio managers and are primarily responsible for the day-to-day management of the Fund.

Mr. Dondero is the co-founder and President of Highland Capital Management, L.P. (“Highland”) (an alternative asset manager specializing in high-yield fixed income investments) and founder and President of the Adviser. Mr. Dondero has over 30 years of experience in the credit and equity markets. Prior to founding Highland and the Adviser, Mr. Dondero served as Chief Investment Officer of Protective Life’s GIC subsidiary and helped grow the business from concept to over $2 billion between 1989 and 1993. His portfolio management experience includes mortgage-backed securities, investment grade corporates, leveraged bank loans, high-yield bonds, emerging market debt, derivatives, preferred stocks and common stocks. From 1985 to 1989, Mr. Dondero managed approximately $1 billion in fixed income funds for American Express. Prior to American Express, he completed his financial training at Morgan Guaranty Trust Company. Mr. Dondero is a Beta Gamma Sigma graduate of the University of Virginia (1984) with degrees in Accounting and Finance. Mr. Dondero has earned the right to use the Chartered Financial Analyst designation. Mr. Dondero is a Certified Public Accountant and a Certified Management Accountant. Mr. Dondero currently serves as Chairman for NexBank and serves on the Board of Directors of American Banknote Corporation, Cornerstone Healthcare Group, TexMark Timber Treasury, L.P., Jernigan Capital, Inc. and Metro-Goldwyn-Mayer.

Mr. Burns is a Managing Director at Highland and a Portfolio Manager with the Adviser. Prior to joining Highland in 2013, he was an Associate at Ripplewood Holdings, a global private equity firm focused on control-oriented buyout, distressed and special situation investments. Prior to joining Ripplewood, he was an Analyst in the Global Technology Mergers & Acquisitions group at Lehman Brothers. Mr. Burns serves on the Board of Directors of Oasis I Limited. Mr. Burns received a B.S. in Analytical Finance and Economics, summa cum laude, from Wake Forest University and an MBA, with Honors and Distinction, from Columbia Business School. Mr. Burns has also earned the right to use the Chartered Financial Analyst designation.

Mr. Dondero controls NexPoint Advisors GP, LLC, the general partner of the Adviser. Through his control of NexPoint Advisors GP, LLC, Mr. Dondero may be viewed as having voting and dispositive power over all of the shares of the Fund’s common stock directly owned by the Adviser. As of March 31, 2019, Mr. Dondero beneficially owns approximately 100% of the Fund’s outstanding shares and Mr. Burns owns 0% of the Fund’s outstanding shares.

Compensation of Portfolio Managers

The Fund’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors, including the pre-tax relative performance of the portfolio manager’s underlying account, the pre-tax combined performance of the portfolio manager’s underlying accounts, and the pre-tax relative performance of the portfolio manager’s underlying accounts measured against other employees.

The principal components of compensation include a base salary, a discretionary bonus and various retirement benefits.

Base compensation. Generally, the portfolio managers will receive base compensation based on their seniority and/or position with the Fund, which may include the amount of assets supervised and other management roles within the Fund. Base compensation is determined by taking into account current industry norms and market data to ensure that the Fund pays a competitive base compensation.

Discretionary compensation. In addition to base compensation, the portfolio managers may receive discretionary compensation, which can be a substantial portion of total compensation. Discretionary compensation can include a discretionary cash bonus paid to recognize specific business contributions and to ensure that the total level of compensation is competitive with the market, as well as participation in incentive plans, including one or more of the following:

Because each portfolio manager’s compensation is based on his or her individual performance, the Fund does not have a typical percentage split among base salary, bonus and other compensation. Senior portfolio managers who perform additional management functions may receive additional compensation in these other capacities. Compensation is structured such that key professionals benefit from remaining with the Fund.

While such services are useful and important in supplementing its own research and facilities, the Adviser believes the value of such services is not determinable and does not significantly reduce its expenses. Any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be “paying-up”, will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.

As of December 31, 2018, the portfolio managers were responsible for the management of the following types of accounts in addition to the Fund:

James Dondero Other Accounts By Type	Total Number of Accounts	Total Assets By Account Type (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Registered Investment Companies	10	$2,794	1	$99
Other Pooled Investment Vehicles	2	$780	2	$780
Other Accounts	—	$—	—	$—

Nate Burns Other Accounts By Type	Total Number of Accounts	Total Assets By Account Type (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Registered Investment Companies	2	$162	1	$101
Other Pooled Investment Vehicles	—	$—	—	$—
Other Accounts	—	$—	—	$—

Distributor

NexPoint Securities, Inc. (formerly, Highland Capital Funds Distributor, Inc.) (the “Distributor”), located at 300 Crescent Court, Suite 700, Dallas, Texas 75201, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the portfolio managers who are employees of the Adviser. The Adviser is authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration:

•	the best net price available;

•	the reliability, integrity and financial condition of the broker or dealer;

•	the size of and difficulty in executing the order; and

•	the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. While such services are useful and important in supplementing its own research and facilities, the Adviser believes the value of such services is not determinable and does not significantly reduce its expenses. Any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be “paying-up”, will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.

During the fiscal year ended December 31, 2018, the Fund paid brokerage commissions of $0, of which $0 was paid to NexBank.

During the fiscal year ended December 31, 2018, the Fund did not acquire any securities of its regular brokers or dealers. At that date, the Fund did not hold any securities of its regular brokers or dealers. For these purposes, regular brokers or dealers are (a) the brokers or dealers that received the greatest dollar amount of brokerage commissions by virtue of direct or indirect participation in the Fund’s portfolio transactions during the Fund’s most recent fiscal year, (b) the brokers or dealers that engaged as principal in the largest dollar amount of portfolio transactions of the Fund during the Fund’s most recent fiscal year, or (c) the brokers or dealers that sold the largest dollar amount of securities of the Fund during the Fund’s most recent fiscal year.

Affiliated Party Transactions

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances pursuant to policies adopted by the Trustees pursuant to Rule 17a-7 under the 1940 Act, in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

If the Adviser places Fund trades through an affiliated broker, the trades will be executed under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17(e)(1) under the 1940 Act which places limitations on the securities transactions effected through affiliates. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund has elected to be treated and to qualify as a RIC under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a RIC under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other RICs, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other RICs) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a RIC under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the applicable corporate income tax rate. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements. Investing in municipal bonds and other tax-exempt securities is not a principal investment strategy of the Fund. Nonetheless, to the extent the Fund invests in municipal bonds that are not exempt from the alternative minimum tax, some shareholders may be subject to the alternative minimum tax. (Under 2017 legislation commonly known as the Tax Cuts and Jobs Act (the “TCJA”), corporations are no longer subject to the alternative minimum tax for taxable years of the corporation beginning after December 31, 2017.) Investors should consult their tax advisers for more information.

Under the Code, the Fund will be required to report to shareholders and to the Internal Revenue Service (“IRS”) all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a RIC may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers (“TIN”) and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Limitation on Deduction of Net Interest Expense

The TCJA provides a limitation on deductions of business interest. Generally, the provision limits the deduction for net business interest expenses to 30% of a taxpayer’s adjusted taxable income. The deduction for interest expenses is not limited to the extent of any business interest income, which is interest income attributable to a trade or business and not investment income. It is unclear whether RICs should be subject to this rule because, generally, RICs are not viewed as being engaged in a trade or business for federal income tax purposes. If it is determined that the provision applies to RICs, then it would generally impact closed-end funds or business development companies that use leverage (e.g., borrow money, issue debt securities, etc.).

Qualified REIT Dividends

Under the TCJA, “qualified REIT dividends” (i.e., ordinary REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income) are treated as eligible for a 20% deduction by noncorporate taxpayers. This deduction, if allowed in full, equates to a maximum effective tax rate of 29.6% (37% top rate applied to income after 20% deduction). Recently issued proposed regulations allow a RIC, such as the Fund, to pass the special character of this income through to its shareholders provided certain holding period requirements are met.

Certain Fixed-Income Investments

Gain recognized on the disposition of a debt obligation purchased by a fund at a market discount (generally, at a price less than its principal amount) will be treated as ordinary income to the extent of the portion of the market discount that accrued during the period of time the fund held the debt obligation, unless the fund made a current inclusion election to accrue market discount into income as it accrues. (The TCJA requires certain taxpayers to recognize items of gross income for tax purposes in the year in which the taxpayer recognizes the income for financial accounting purposes. For financial accounting purposes, market discount must be accrued currently on a constant yield to maturity basis, regardless of whether a current inclusion election is made. While the exact scope of this provision is not known at this time, it could cause a fund to recognize income earlier for tax purposes than would otherwise have been the case prior to the enactment of the TCJA.)

If a fund purchases a debt obligation (such as a zero coupon security or pay-in-kind security) that was originally issued at a discount, the fund generally is required to include in gross income each year the portion of the original issue discount that accrues during such year. Therefore, a fund’s investment in such securities may cause the fund to recognize income and make distributions to shareholders before it receives any cash payments on the securities. To generate cash to satisfy those distribution requirements, a fund may have to sell portfolio securities that it otherwise might have continued to hold or to use cash flows from other sources such as the sale of fund shares.

Options, Futures, Forward Contracts and Swap Agreements

To the extent such investments are permissible for the Fund, the Fund’s transactions in options, futures contracts, hedging transactions, forward contracts, straddles and foreign currencies will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

To the extent such investments are permissible, certain of the Fund’s hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If the Fund’s book income exceeds its taxable income, the distribution (if any) of such excess book income will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset. If the Fund’s book income is less than taxable income, the Fund could be required to make distributions exceeding book income to qualify as a regular investment company that is accorded special tax treatment.

Passive Foreign Investment Companies

Investment by the Fund in certain “passive foreign investment companies” (“PFICs”) could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company, which tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to treat a PFIC as a “qualified electing fund” (“QEF election”), in which case the Fund will be required to include its share of the company’s income and net capital gains annually, regardless of whether it receives any distribution from the company.

The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed for the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return.

Foreign Currency Transactions

The Fund’s transactions in foreign currencies, foreign currency-denominated debt securities and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.

Foreign Taxation

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties and conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of the Fund’s total assets at the close of its taxable year consists of securities of foreign corporations, the Fund may be able to elect to “pass through” to the Fund’s shareholders the amount of eligible foreign income and similar taxes paid by the Fund. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his or her pro rata share of the foreign taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his or her pro rata share of foreign taxes in computing his or her taxable income or to use it as a foreign tax credit against his or her U.S. federal income tax liability, subject to certain limitations. In particular, a shareholder must hold his or her shares (without protection from risk of loss) on the ex-dividend date and for at least 15 more days during the 30-day period surrounding the ex-dividend date to be eligible to claim a foreign tax credit with respect to a gain dividend. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of the Fund’s taxable year whether the foreign taxes paid by the Fund will “pass through” for that year.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder’s U.S. tax attributable to his or her total foreign source taxable income. For this purpose, if the pass-through election is made, the source of the Fund’s income will flow through to shareholders of the Fund. With respect to the Fund, gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. A shareholder may be unable to claim a credit for the full amount of his or her proportionate share of the foreign taxes paid by the Fund. The foreign tax credit can be used to offset only 90% of the revised alternative minimum tax imposed on corporations (if applicable, as discussed above) and individuals, and foreign taxes generally are not deductible in computing alternative minimum taxable income.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Legal Counsel

K&L Gates LLP, State Street Financial Center, 1 Lincoln Street, Boston, Massachusetts 02111, acts as legal counsel to the Fund.

Custodian

BNY Mellon (“BNY”), with principal offices at 240 Greenwich Street, New York, New York 10286, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custodian Agreement, BNY holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. has been appointed the independent registered public accounting firm for the Fund. Cohen & Company, Ltd. is located at 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115.

FINANCIAL STATEMENTS

The Fund’s audited financial statements appearing in the Fund’s Registration Statement dated April 30, 2019 are incorporated by reference in this Statement of Additional Information and have been so incorporated in reliance upon the report of Cohen & Company, Ltd., an independent registered public accounting firm. The Fund’s Registration Statement and annual shareholder report are available upon request and without charge by writing to the Fund at or by calling (844) 485-9167 and viewed on the Fund’s website at www.NexPointFunds.com.

APPENDIX A

NexPoint Advisors, L.P. Proxy Voting Policy

1. Application; General Principles

1.1 This proxy voting policy (the “Policy”) applies to securities held in Client accounts (including registered investment companies and other pooled investment vehicles) as to which the above-captioned investment adviser (the “Company”) has voting authority, directly or indirectly. Indirect voting authority exists where the Company’s voting authority is implied by a general delegation of investment authority without reservation of proxy voting authority.

1.2 The Company shall vote proxies in respect of securities owned by or on behalf of a Client in the Client’s best economic interests and without regard to the interests of the Company or any other Client of the Company.

2. Voting; Procedures

2.1 Monitoring. The Company has hired Broadridge as its proxy voting agent to vote proxies in respect of securities held in Client accounts for which the Company has proxy voting authority. The Company utilizes Broadridge’s ProxyEdge® internet tool to identify for Broadridge Client accounts for which the Company has proxy voting authority and Broadridge monitors the holdings in these Client accounts via automated electronic interfaces with the Company’s custodian banks and brokers for purposes of determining whether there are shareholder meetings or similar corporate actions affecting holdings in the Client accounts.

2.2 Voting. The Company has authorized Broadridge to vote proxies with respect to securities held in Client accounts for which the Company has proxy voting authority in accordance with recommendations provided by Glass, Lewis & Co. in its US 2010 Proxy Season Proxy Paper Guidelines (and, absent further action, future annual or special Proxy Paper Guidelines issued by Glass, Lewis & Co.). Glass Lewis’s Proxy Paper Guidelines are available on the Company’s internet website and to all Clients, prospective clients, and due diligence inquiries upon request. Broadridge is responsible for ensuring proxies are voted and submitted in a timely manner in accordance with such Guidelines, provided, however, that the Company may instruct Broadridge to vote in a manner inconsistent with the Guidelines in accordance with the procedures set forth below.

The CCO or his/her designee will be responsible for creating a weekly report of all upcoming shareholder meetings or similar corporate actions affecting securities held in Client accounts for which the Company has proxy voting authority, which will include Glass Lewis’s recommendation, if available. The report will be distributed to the relevant portfolio managers and sub-advisers for review and approval. If warranted and determined to be in the best interest of a Client after taking into account all the relevant facts and circumstances, the portfolio manager responsible for the Client account or security can override the recommendations of Glass, Lewis & Co. and direct Broadridge to vote one or more proxies according to his or her own determination of the clients’ best interests. If the Company decides to direct Broadridge to vote a proxy in a manner that is inconsistent with the recommendations of Glass, Lewis & Co., the CCO or his/her designee shall document the reasons for these votes and for the override of the Glass Lewis recommendation.

2.3 Guidelines. In determining how to vote a particular proxy, Glass Lewis follows the principles outlined in its Proxy Paper guidelines. It conducts careful analysis on each issuer looking specifically at Board composition of an issuer, the firm’s financial reporting and integrity of those financial statement, compensation plans and governance structure. The Company has accepted the proxy voting guidelines published by Glass, Lewis & Co., and The Company’s CCO or his/her designee will annually review the Glass Lewis Guidelines to ensure they remain appropriate and relevant to the Company’s proxy voting needs.

2.4 Conflicts of Interest. If a portfolio manager determines that a potential material conflict of interest (as defined in Section 3 of this Policy) exists between the Company and a Client account with respect to voting a particular proxy, the portfolio manager(s) shall contact the Company’s compliance department prior to the proxy being voted by Broadridge. In the event of a potential material conflict of interest, the Company will (i) vote such proxy according to the Glass Lewis Guidelines; or (ii) seek instructions from the Client or request that the Client vote such proxy. All such instances shall be reported to NexPoint’s Compliance Department at least quarterly.

2.4.1 For a security held by an investment company, the Company shall disclose any potential material conflict of interest and its reasoning for voting as it did to the investment company’s Board of Trustees at the next regularly scheduled quarterly meeting. In voting proxies for securities held by an investment company, the Company may consider only the interests of the Trust. It is the responsibility of the Compliance Department to document the basis for the proxy voting decision when a potential material conflict of interest exists and to furnish the documentation to the Board of Trustees.

2.5 Non-Votes. The Company may determine not to vote proxies in respect of the securities of any issuer if it determines it would be in its Client’s overall best interests not to vote. Such determination may apply in respect of all Client holdings of the securities or only certain specified Clients, as the Company deems appropriate under the circumstances. As examples, the portfolio manager(s) may determine: (a) not to recall securities on loan if, in his or her judgment, the matters being voted upon are not material events affecting the securities and the negative consequences to Clients of disrupting the securities lending program would outweigh the benefits of voting in the particular instance or (b) not to vote certain foreign securities positions if, in its judgment, the expense and administrative inconvenience outweighs the benefits to Clients of voting the securities.

2.6 Recordkeeping. Following the submission of any proxy vote by Broadridge, a record of how proxy ballots were voted will be maintained electronically on the ProxyEdge® system, and will be continuously available for review. Broadridge will aggregate the proxy voting records of each investment company client of the Company for purposes of preparing and filing Form N-PX on such investment company’s behalf.

3. Conflicts of Interest

3.1 Voting the securities of an issuer where the following relationships or circumstances exist are deemed to give rise to a material conflict of interest for purposes of this Policy:

3.1.1 The issuer is a Client of the Company, or of an affiliate, accounting for more than 5% of the Company’s or affiliate’s annual revenues.

3.1.2 The issuer is an entity that reasonably could be expected to pay the Company or its affiliates more than $1 million through the end of the Company’s next two full fiscal years.

3.1.3 The issuer is an entity in which a “Covered Person” (as defined in the Company’s Policies and Procedures Designed to Detect and Prevent Insider Trading and to Comply with Rule 17j-1 of the Investment Company Act of 1940, as amended (the “Code of Ethics”)) has a beneficial interest contrary to the position held by the Company on behalf of Clients.

3.1.4 The issuer is an entity in which an officer or partner of the Company or a relative1 of any such person is or was an officer, director or employee, or such person or relative otherwise has received more than $150,000 in fees, compensation and other payment from the issuer during the Company’s last three fiscal years; provided, however, that the Compliance Department may deem such a relationship not to be a material conflict of interest if the Company representative serves as an officer or director of the issuer at the direction of the Company for purposes of seeking control over the issuer.

[1]	For the purposes of this Policy, “relative” includes the following family members: spouse, minor children or stepchildren or children or stepchildren sharing the person’s home.

3.1.5 The matter under consideration could reasonably be expected to result in a material financial benefit to the Company or its affiliates through the end of the Company’s next two full fiscal years (for example, a vote to increase an investment advisory fee for a Fund advised by the Company or an affiliate).

3.1.6 Another Client or prospective Client of the Company, directly or indirectly, conditions future engagement of the Company on voting proxies in respect of any Client’s securities on a particular matter in a particular way.

3.1.7 The Company holds various classes and types of equity and debt securities of the same issuer contemporaneously in different Client portfolios.

3.1.8 Any other circumstance where the Company’s duty to serve its Clients’ interests, typically referred to as its “duty of loyalty,” could be compromised.

3.2 Notwithstanding the foregoing, a conflict of interest described in Section 3.1 shall not be considered material for the purposes of this Policy in respect of a specific vote or circumstance if:

3.2.1 The securities in respect of which the Company has the power to vote account for less than 1% of the issuer’s outstanding voting securities, but only if: (i) the securities for which the Company has voting authority do not, in the aggregate, represent one of top 10 largest shareholders of such issuer and (ii) such securities do not represent more than 2% of the Client’s assets under management with the Company.

3.2.2 The matter to be voted on relates to a restructuring of the terms of existing securities or the issuance of new securities or a similar matter arising out of the holding of securities, other than common equity, in the context of a bankruptcy or threatened bankruptcy of the issuer.

4. Recordkeeping, Retention and Compliance Oversight

4.1 The Company shall retain records relating to the voting of proxies, including:

4.1.1 Copies of this Policy and any amendments thereto.

4.1.2 A copy of the Glass Lewis Proxy Voting Guidelines, amended annually.

4.1.3. A copy of each proxy statement that the Company receives regarding Client securities.

4.1.4 Records of each vote cast by the Company on behalf of Clients.

4.1.5 A copy of any documents created by the Company that were material to making a decision how to vote or that memorializes the basis for that decision.

4.1.6 A copy of each written request for information on how the Company voted proxies on behalf of the Client, and a copy of any written response by the Company to any (oral or written) request for information on how the Company voted.

4.2 These records shall be maintained and preserved in an easily accessible place for a period of not less than five years from the end of the Company’s fiscal year during which the last entry was made in the records, the first two years in an appropriate office of the Company.

4.3 The Company may rely on proxy statements filed on the SEC’s EDGAR system or on proxy statements and records of votes cast by the Company maintained by Broadridge.

4.4 Records relating to the voting of proxies for securities held by investment company Clients will be reported periodically, as requested, to the investment company’s Board of Trustees and, to the SEC on an annual basis pursuant to Form N-PX.

4.5 If at any time any person is pressured or lobbied either by Company personnel or affiliates or third parties with respect to a particular shareholder vote, he or she should provide information regarding such activity to the CCO, who will keep a record of this information.

4.6 Compliance oversees the implementation of this procedure, including oversight over voting and the retention of proxy ballots voted. The CCO may review proxy voting pursuant to the firm’s compliance program.

Part C

Other Information

Item 25.	Financial Statements and Exhibits

1. Financial Statements

Part A — None.

Part B — Report of Independent Registered Public Accounting Firm(4)

Statement of Assets and Liabilities(4)

Notes to Financial Statements(4)

2. Exhibits

(a)	(1)	Agreement and Declaration of Trust(2)

	(2)	Amended and Restated Agreement and Declaration of Trust(2)

(b)		By-Laws(2)

(g)		Investment Advisory Agreement(2)

(h)	(1)	Distribution Agreement(2)

	(2)	Form of Selling Agreement(2)

	(3)	Form of Shareholder Servicing Plan and Agreement(2)

	(4)	Distribution Plan for Class C Shares(2)

	(5)	Distribution Plan for Class H Shares(7)

(j)	(1)	Master Custodian Agreement(3)

	(2)	Amendment 1. to Master Custodian Agreement(3)

	(3)	Amendment 2. to Master Custodian Agreement(3)

(k)	(1)	Expense Limitation and Reimbursement Agreement(1)

	(2)	Master Sub-Administration Agreement(3)

(l)		Opinion and Consent of Counsel(8)

(n)		Consent of Independent Registered Public Accounting Firm(3)

(r)	(1)	Code of Ethics of the Fund(2)

	(2)	Code of Ethics of the Adviser(5)

(s)	(1)	Powers of Attorney for Dr. Bob Froehlich, John W. Honis, Ethan Powell and Bryan A. Ward(6)

	(2)	Power of Attorney for Dustin Norris(1)

(1)	Incorporated by reference from Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-209932) filed by NexPoint Healthcare Opportunities Fund on May 8, 2018.
(2)	Incorporated by reference from Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-209932) filed by NexPoint Healthcare Opportunities Fund on August 12, 2016.
(3)	Filed herewith.
(4)	To be filed by amendment.
(5)

Incorporated by reference from Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-132436) filed by NexPoint Credit Strategies Fund (now known as NexPoint Strategic Opportunities Fund) on June 9, 2006.

(6)

Incorporated by reference from the Registration Statement on Form N-2 (File No. 333-210385) filed by NexPoint Distressed Strategies Fund (now known as NexPoint Strategic Income Fund) on March 24, 2016.

(7)	Incorporated by reference from Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-209932) filed by NexPoint Healthcare Opportunities Fund on July 3, 2018.
(8)	Incorporated by reference from Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-209932) filed by NexPoint Healthcare Opportunities Fund on August 17, 2018.

Item 26.	Marketing Arrangements

Reference is made to the Distribution Agreement and Form of Selling Agreement filed as Exhibits (h)(1) and (h)(2) incorporated by reference hereto.

Item 27.	Other Expenses of Issuance and Distribution (estimated)

SEC Registration fees	$0	*
FINRA fees	$0
Legal fees	$15,000	*
Blue Sky fees	$40,000
Accounting fees	$0	*
Printing	$20,000	*

Total	$75,000

*

The Adviser has agreed to pay or reimburse the Fund for organizational and offering expenses incurred in connection with the Fund’s commencement of operations and initial offering of shares, and will not seek to recoup such fees.

Item 28.	Persons Controlled by or Under Common Control with the Registrant

None.

Item 29.	Number of Holders of Securities as of March 29, 2019:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership
Class A	1
Class C	1
Class L	0
Class Z	0
Class H*	N/A

*	As of March 29, 2019, Class H Shares were not offered for sale.

Item 30.	Indemnification

Reference is made to Article VIII, Section 2 of the Registrant’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”), filed as Exhibit (a)(2) incorporated by reference hereto, and to Section 8 of the Registrant’s Distribution Agreement, filed as Exhibit (h)(1) incorporated by reference hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Distribution Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-75490), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

(1) DST Asset Manager Solutions, Inc., 2000 Crown Colony Drive, Quincy, MA 02169 (records relating to its function as transfer agent).

(2) Bank of New York Mellon, 240 Greenwich Street, New York, NY 10286 (records relating to its function as custodian).

(3) NexPoint Advisors, L.P., 300 Crescent Court, Suite 700, Dallas, Texas 75201 (records relating to its function as adviser and administrator).

(4) SEI Investments Global Fund Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456 (records relating to its function as sub-administrator).

(5) NexPoint Securities, Inc. (formerly, Highland Capital Funds Distributor, Inc.) 200 Crescent Court, Suite 700, Dallas, TX 75201 (records relating to its function as distributor).

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

2. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d) The Registrant undertakes that, for the purpose of determining liability under the Securities Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the Securities Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act; (ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

3. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. The Registrant undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

4. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant’s statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the 1933 Act and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 30th day of April, 2019.

NEXPOINT HEALTHCARE OPPORTUNITIES FUND

/s/ James Dondero
James Dondero President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 30th day of April, 2019.

By:	/s/ James Dondero
James Dondero
President (Principal Executive Officer)

By:	/s/ Frank Waterhouse
Frank Waterhouse
Treasurer (Principal Financial and Accounting Officer)

By:	/s/ Bob Froehlich*
Dr. Bob Froehlich
Trustee

By:	/s/ John Honis*
John W. Honis
Trustee

By:	/s/ Ethan Powell*
Ethan Powell
Chairman of the Board of Trustees

By:	/s/ Bryan Ward*
Bryan A. Ward
Trustee

By:	/s/ Dustin Norris*
Dustin Norris
Trustee and Secretary

*By:	/s/ Frank Waterhouse
Frank Waterhouse
Attorney-in-Fact

*	Pursuant to powers of attorney incorporated by reference herein.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(j)(1)	Master Custodian Agreement between the Trust and The Bank of New York Mellon dated October 3, 2018.

(j)(2)	Amendment No. 1 to the Master Custodian Agreement with Bank of New York Mellon dated April 8, 2019 between The Trust and The Bank of New York Mellon

(j)(3)	Amendment No. 2 to the Master Custodian Agreement with Bank of New York Mellon dated April 8, 2019 between The Trust and The Bank of New York Mellon

(n)	Consent of Independent Registered Public Accounting Firm